FORM 18-K
 For Foreign Governments and Political Subdivisions Thereof

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

ANNUAL REPORT
 of

THE REPUBLIC OF ITALY
 (Name of Registrant)

Date of end of last fiscal year: December 31, 2002

SECURITIES REGISTERED
(As of close of the fiscal year)

Amounts as to which
	registration is	Names of exchanges on
Title of Issue	effective	which registered

—*	—	—

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

RICHARD A. ELY, ESQ
JAMES P. HEALY, ESQ
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street,
Canary Wharf
London E14 5DS
England

*	The Republic of Italy files Annual Reports on Form 18-K voluntarily in order for The Republic of Italy to incorporate such Annual Reports into its shelf registration statements.

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

There has been no such failure.

2.	A statement giving the total outstanding of:

(a)	Internal funded debt of the registrant as of December 31, 2002. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

See “Tables and Supplementary Information”, page 73 of Exhibit (d), which is hereby incorporated by reference herein.

(b)	External funded debt of the registrant as of December 31, 2003. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “Tables and Supplementary Information”, pages 74 to 76 of Exhibit (d), which is hereby incorporated by reference herein.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

See “Tables and Supplementary Information”, pages 74 to 77 of Exhibit (d), which is hereby incorporated by reference herein.

4.	(a)	As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

(2)	Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

(3)	Total amount otherwise outstanding.

i

Not applicable. The Republic of Italy files Annual Reports on Form 18-K voluntarily in order to incorporate such Annual Reports into its shelf registration statements.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

5.	A statement giving the estimated total of:

(a)	Internal floating indebtedness of the registrant as of December 31, 2002. (Total to be stated in the currency of the registrant.)

See “Tables and Supplementary Information”, page 73 of Exhibit (d), which is hereby incorporated by reference herein.

(b)	External floating indebtedness of the registrant as of December 31, 2003. (Total to be stated in the respective currencies in which payable.)

See “Tables and Supplementary Information”, pages 74 to 76 of Exhibit (d), which is hereby incorporated by reference herein.

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Public Finance — Measures of Fiscal Balance”, “— The 2004-2007 Stability and Growth Program”, “— The 2004-2007 Program Document”, “— Revenues and Expenditures”, “— Expenditures”, “— Revenues”, “— Government Enterprises”, “— Privatization Program” and “— Government Real Estate Disposal Program” pages 54 to 66 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the registrant, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the registrant during 2002.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect on any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified by the registrant during 2002.

8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

See “The External Sector of the Economy — Reserves and Exchange Rates”, page 50 of Exhibit (d), which is hereby incorporated by reference herein.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statement should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in items of value and of weight or quantity; if statistics have been established in terms of value, such will suffice.

See “The External Sector of the Economy — Foreign Trade”, “— Geographic Distribution of Trade” and “— Balance of Payments — Current Account and Capital Account” pages 43 to 48 of Exhibit (d), which are hereby incorporated by reference herein.

10.	The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need to be furnished only if the registrant has published balances of international payments.)

See “The External Sector of the Economy — Balance of Payments”, page 46 of Exhibit (d), which is hereby incorporated by reference herein.

EXHIBITS

The following exhibits should be filed as part of the annual report:

(a)	Copies of any amendments or modifications, other than such have been previously filed, to all exhibits previously filed other than annual budgets. If such amendments or modifications are not in the English language, there should be furnished in addition a translation into English if the original exhibit was translated into English.

None.

(b)	A copy of any law, decree, or administrative document outlined in answer to Item 1(b). If such law, decree or document is not in the English language, there should be furnished in addition thereto a translation thereof into English.

None.

(c)	A copy of the latest annual budget of the registrant, if not previously filed, as presented to its legislative body. This document need not be translated into English.

The following documents have been previously filed:

The latest annual budget for the registrant as set forth in The Program Document for 2004-2007 (Documento di Programmazione Economica e Finanziaria per gli anni 2004-2007 — DPEF) dated July 16, 2003, as revised in the most recent update to the annual budget as set forth in the Update to the 2004-2007 Program Document (Nota di Aggiornamento al Documento di Programmazione Economico Finanziaria per gli anni 2004-2007) dated September 30, 2003 and in the Annual Program Report for 2004 (Relazione Previsionale e Programmatica per il 2004 — RPP) dated September 30, 2003.

(d)	The registrant may file such other exhibits as it may desire, marking them so as to indicate clearly the items to which they refer.

Description, dated December 31, 2002, of The Republic of Italy.

This annual report comprises:

(a)	Pages numbered i to vi consecutively.

(b)	The following exhibits:

Exhibit (a) — None.

Exhibit (b) — None.

Exhibit (c) — None.

Exhibit (d) — Description, dated December 31, 2002, of The Republic of Italy.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE

     Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant Republic of Italy has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rome, Italy on February 10, 2004.

REPUBLIC OF ITALY

By: /s/ Domenico Siniscalco

Name: Prof. Domenico Siniscalco Title: Director General Treasury Department Ministry of Economy and Finance

v

EXHIBIT INDEX

Exhibit	Description	Page No.

	Description, dated December 31, 2002, of the
(d)	Republic of Italy	1

Exhibit (d)

DESCRIPTION OF
THE REPUBLIC OF ITALY

December 31, 2002

SUMMARY INFORMATION
REPUBLIC OF ITALY
Area and Population
Government and Political Parties
The European Union
Membership of International Organizations
THE ITALIAN ECONOMY
General
2003 Developments
Gross Domestic Product
Principal Sectors of the Economy
Employment and Labor
Prices and Wages
MONETARY SYSTEM
Monetary Policy
Exchange Rate Policy
Banking Regulation
Credit Allocation
Exchange Controls
THE EXTERNAL SECTOR OF THE ECONOMY
Foreign Trade
Geographic Distribution of Trade
Balance of Payments
Reserves and Exchange Rates
PUBLIC FINANCE
The Budget Process
European Economic and Monetary Union
Accounting Treatment
Measures of Fiscal Balance
The 2004-2007 Stability and Growth Program
The 2004-2007 Program Document
Revenues and Expenditures
Expenditures
Revenues
Privatization Program
Government Real Estate Disposal Program
PUBLIC DEBT
General
Summary of Internal Debt
Summary of External Debt
Debt Service
Debt Record
TABLES AND SUPPLEMENTARY INFORMATION

INCORPORATION OF DOCUMENTS BY REFERENCE

     This document is the Republic of Italy’s Annual Report on Form 18-K/A (“Annual Report”) under the U.S. Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002. All amendments to the Annual Report filed by The Republic of Italy on Form 18-K/A following the date hereof shall be incorporated by reference into this document. Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

     Except as otherwise specified, all amounts are expressed in euro (“euro”). With the implementation of the third stage of European Economic and Monetary Union on January 1, 1999, the exchange rate between the euro and lire was irrevocably fixed at Lit. 1,936.27 per €1.00. For convenience, amounts for prior years have been translated at the same rate and depict the same trends as they would had they been presented in lire. Prior to 1999, however, the exchange note of the lira (“lira” or “lire”) against other euro constituent currencies was subject to market fluctuation. See “Monetary Policy — Exchange Rates and Exchange Rate Policy” for certain information concerning the exchange rate of the lira and euro against the U.S. dollar. We make no representation that the euro amounts referred to in this Annual Report could have been converted into U.S. dollars at any particular rate.

Defined terms and conventions.

     We use terms in this Annual Report that may not be familiar to you. These terms are commonly used to refer to economic concepts that are discussed in this Annual Report. Set forth below are some of the terms used in this Annual Report.

•	Gross domestic product or GDP means the total value of products and services produced inside a country during the relevant period.

•	Gross national product or GNP means GDP plus income earned by a country’s nationals from products produced, services rendered and capital invested outside the home country, less income earned inside the home country by non-nationals.

•	Imports and Exports. Imports are goods brought into a country from a foreign country for trade or sale. Exports are goods taken out of a country for trade or sale abroad. Data on imports and exports included in this Annual Report are derived from customs documents for non-European Union countries and data supplied by other member states of the European Union.

•	The unemployment rate is calculated as the ratio of the members of the labor force who register with local employment agencies as being unemployed to the total labor force. “Labor force” means people employed and people over the age of 15 looking for a job. The reference population used to calculate the Italian labor force in this Annual Report consists of all household members present and resident in Italy and registered with local authorities.

•	The inflation rate is measured by the year-on-year percentage change in the general retail price index, unless otherwise specified. The general retail price index is calculated on a weighted basket of consumer goods and industrial products using a monthly averaging method. Year-on-year rates are calculated by comparing the average of the twelve monthly indices for the later period against the average of the twelve monthly indices for the prior period.

•	Net borrowing, or budget deficit, is consolidated revenues minus consolidated expenditures of the general government. This is the principal measure of fiscal balance for countries participating in the European Economic and Monetary Union and is calculated in accordance with European Union accounting requirements.

•	Primary balance, is net borrowing less interest payments and other borrowing costs of the general government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

Unless otherwise indicated, we have expressed:

•	all annual rates of growth as average annual compounded rates;

•	all rates of growth or percentage changes in financial data in constant prices adjusted for inflation; and

•	all financial data in current prices.

Information Sources

     The source for most of the financial and demographic statistics for Italy included in this Annual Report is Istituto Nazionale di Statistica, or ISTAT, a government entity established to provide comprehensive information used for European comparisons, and elaborations on such data and other data published in the Annual Report of the Bank of Italy (Banca d’Italia) dated May 31, 2003. We also include in this Annual Report information published by the Organization for Economic Co-operation and Development, or OECD, the Statistical Office of the European Communities, or Eurostat, particularly in connection with comparative data. Certain other financial and statistical information contained in this Annual Report has been derived from official Italian government sources, including the 2004-2007 Program Document (Documento di Programmazione Economica e Finanziaria) and the 2003 Stability and Growth Program (Programma di Stabilitá dell’Italia – Aggiornamento Novembre 2003). In this Annual Report we have substituted statistical data published by ISTAT for equivalent information derived from Bank of Italy sources that was published in earlier filings we have prepared.

Revised National Accounts

     In 1999, ISTAT introduced a new system of national accounts in accordance with the new European System of Accounts (ESA95) as set forth in European Union Regulation 2223/1996. The revenues, expenditures and debt figures in this Annual Report from and including 1997 have been restated and are in accordance with, and reflect the changes introduced by the adoption of ESA95 and differ from data published in filings with the U.S. Securities and Exchange Commission before January 2001. See “Public Finance — Accounting Treatment — Revised National Accounts.”

     All references herein to “Italy” or the “Republic” are to The Republic of Italy, all references herein to the “Government” are to the central Government of The Republic of Italy and all references to the “general government” are collectively to the central Government and local government sectors and social security funds (those institutions whose principal activity is to provide social benefits), but exclude government owned corporations. In addition, all references herein to the “Treasury” or the “Ministry of the Treasury” or the “Ministry of Economy and Finance” or the “Ministry” are interchangeable and refer to the same entity. The Treasury changed its name to The Ministry of Economy and Finance on May 13, 2001.

SUMMARY INFORMATION

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this document.

     Gross Domestic Product: The economy of the Republic of Italy, as measured by 2002 gross domestic product, is the sixth largest in the world, according to OECD data published in June 2002. Italy has experienced real GDP growth in each of the last five years, with real GDP growth of 0.4 per cent in 2002, down from 1.8 per cent in 2001. Italy’s economic growth during 2002 was negatively affected by several external factors, including a slowdown in the global and U.S. economies, the volatility of financial markets, a slowdown in domestic private sector consumption and investment and a decrease in net exports.

     The European Economic and Monetary Union: Italy is a signatory of the Treaty of European Union of 1992, also known as the “Maastricht Treaty”, which established the European Economic and Monetary Union, or EMU, culminating in the introduction of a single currency. Eleven member countries, including Italy, met the budget deficit, inflation, exchange rate and interest rate requirements of the Maastricht Treaty and were included in the first group of countries to join the EMU on January 1, 1999. On that date conversion from their old national currencies into the euro was irrevocably fixed and the euro became legal tender. On January 4, 1999 the noon buying rate for the euro, as reported by the European Central Bank (the “Noon Buying Rate”) was €1 for US$1.1812. Since that date initially, the euro depreciated against the dollar, reaching a low of €1 for $0.8270 on October 25, 2000 and thereafter progressively appreciated against the dollar. On December 31, 2003, the Noon Buying Rate was €1 for $1,263. The euro was introduced in physical form in the countries participating in the EMU on January 1, 2002 and replaced national notes and coins entirely on February 28, 2002.

     Foreign Trade: Over half of Italy’s exports and imports involve other European Union countries. Italy’s main exports are manufactured goods, including industrial machinery, office machinery, automobiles, clothing, shoes and textiles. In 2000, 2001 and 2002 Italy had a current account deficit for the first time since 1992. Following contractions in Italy’s current account surplus beginning in 1997 mainly due to increased competition from developing countries in South-East Asia and to the depreciation of currencies in Asia, Italy recorded a current account deficit in each of 2000, 2001 and 2002.

     Inflation: In 2002, consumer price inflation progressively increased in the countries in the euro area to 2.2 per cent, compared to 2.4 per cent in 2001. Consumer price inflation in Italy decreased to 2.6 per cent in 2002, from 2.7 per cent in 2001. Producer prices in 2002 were substantially unchanged in the euro area and increased by 0.2 per cent in Italy.

     Public Finance: Italy historically has experienced substantial budget deficits and high public debt. Countries participating in the EMU are required to reduce “excessive deficits”, adopting budgetary balance as a medium-term objective, and to reduce public debt. Despite increases in social security benefit payments and pension payments, Italy met targets for net borrowing reduction in 1999 and 2000 by introducing tax reform legislation and improving its tax management system and has maintained net borrowing as a percentage of GDP below the 3.0 per cent reference rate imposed by the Maastricht Treaty since 1998, largely as a result of extraordinary one-off measures such as the sale of UMTS licenses in 2000 and the disposals of state-owned real estate in 2002 and 2003. Italy’s public debt as a percentage of GDP declined from 120.2 per cent in 1997 to 106.7 per cent in 2002, due primarily to the repayment of debt with proceeds from Italy’s privatization and real-estate disposal programs.

     Privatization Activities: Since 1994, the Treasury has carried out a number of privatizations in the financial institutions sector, the telecommunications sector and the energy sector. From 1994 to June 2002, the Treasury’s privatization program generated proceeds of €128 billion, making the Italian privatization program one of the largest and most successful privatization programs in Europe. Proceeds from privatizations in 2002, including revenues from IRI’s disposal program, were the lowest since 1994 and amounted to €1.5 billion, compared to approximately €3.0 billion in the previous year.

     The Italian Political System: Italy is a democratic republic. The Government operates under a Constitution that provides for a division of powers among Parliament, the executive branch and the judiciary. Parliament comprises a Senate and a Chamber of Deputies. The executive branch consists of a Council of Ministers selected and headed by a Prime Minister. The Prime Minister is appointed by the President of the Republic and his government is confirmed by Parliament. Following the general Parliamentary elections held on May 13, 2001, the Casa delle Libertà, the center-right coalition led by Mr. Silvio Berlusconi, obtained a majority in both the Chamber of Deputies and in the Senate. As a result, President Carlo Azeglio Ciampi appointed Mr. Berlusconi as Prime Minister. The new government was sworn in on June 11, 2001. The newly formed government subsequently received a vote of confidence by a majority of the Parliament. Italy is a civil law jurisdiction, with judicial power vested in ordinary courts, administrative courts and courts of accounts.

REPUBLIC OF ITALY

Area and Population

     Geography. The Republic of Italy is situated in south central Europe on a peninsula approximately 1,120 kilometers (696 miles) long, and includes the islands of Sicily and Sardinia in the Mediterranean Sea and numerous smaller islands. To the north, Italy borders on France, Switzerland, Austria and Slovenia along the Alps, and to the east, west and south it is surrounded by the Mediterranean Sea. Its total area is approximately 301,300 square kilometers (116,336 square miles), and it has 7,375 kilometers (4,582 miles) of coastline. The independent States of San Marino and Vatican City, whose combined area is approximately 61 square kilometers (24 square miles), are located within the same geographic area. The Apennine Mountains running along the peninsula and the Alps north of the peninsula give much of Italy a rugged terrain.

     Population. At the end of 2002, Italy’s population was estimated to be approximately 57.3 million, accounting for approximately 15.1 per cent of the European Union, or EU, population. Italy is the fourth most populated country in the European Union after Germany, France and the United Kingdom. According to 2002 ISTAT data, the eight regions in the southern part of the peninsula including Sicily and Sardinia, known as the “Mezzogiorno”, have a population of approximately 20.6 million. Northern and central Italy have a population of approximately 25.8 million and 11.0 million, respectively. The breakdown of the resident population by age group at the end of 2001 was as follows:

• under 20	19.6%
• 20 to 39	30.0%
• 40 to 59	26.1%
• 60 and over	24.3%

Source: ISTAT (2001)

     Since 1993 the number of deaths in Italy exceeded the number of births. Italy’s fertility rate is one of the lowest in the world, while life expectancy for Italians is among the highest in the world. Because population growth has been low in recent years, the average age of the population is increasing. Based on 2002 ISTAT data, population density is approximately 189.1 persons per square kilometer.

     Rome, the capital and largest city, is situated near the western coast approximately halfway down the peninsula, and had a population of 2.5 million in 2002. The next largest cities are Milan, with a population of 1.3 million, Naples, with 1.0 million, and Turin, with 0.9 million. According to the 2001 census, approximately 44.2 per cent of Italy’s population lives in urban areas.

     Like other EU countries, Italy has experienced significant immigration in recent years, particularly from North Africa and Eastern European countries. According to ISTAT data, at January 1, 2001 there were approximately 1.5 million foreigners holding permits to live in Italy, a 15.3 per cent increase from 2000. Approximately 90 per cent of these were from outside of the European Union. However, it is estimated that approximately 86 per cent of the foreigners living in Italy do so illegally. Immigration legislation has been the subject of intense political debate since the early 1990s. Italy tightened its immigration laws in March 1998 and initiated bilateral agreements with several countries for cooperation in identifying illegal immigrants. Additional measures to further tighten immigration laws were introduced by the Italian government in early 2002, as was the trend across most of the European Union, in an attempt to control the increase of illegal immigrants.

Government and Political Parties

     Italy was originally a loose-knit collection of city-states, most of which united into one Kingdom in 1861. It has been a democratic republic since 1946. The Government operates under a Constitution, originally adopted in 1948, that provides for a division of powers among the legislative, executive and judicial branches.

     The Legislative Branch. Parliament consists of a Chamber of Deputies, with 630 elected members, and a Senate, with 315 elected members and a small number of life Senators, consisting of former Presidents of the Republic and prominent individuals appointed by the President. The Chamber of Deputies and the Senate equally share and have substantially the same legislative power. Any statute must be approved by both assemblies before being enacted. Except for life Senators, members of Parliament are elected for five years by direct universal adult suffrage, although elections have been held more frequently in the past because the instability of multi-party coalitions has led to premature dissolutions of Parliament.

     The Executive Branch. The head of State is the President, elected for a seven-year term by an electoral college that includes the members of Parliament and 58 regional delegates. The current President, Carlo Azeglio Ciampi, was elected in May 1999. The President has the power to appoint the Prime Minister and to dissolve Parliament. The Constitution also grants the President the power to appoint one-third of the members of the Constitutional Court, to call general elections and to command the armed forces. The President nominates and the Parliament confirms the Prime Minister, who is the effective head of Government. The Council of Ministers is appointed by the President on the Prime Minister’s advice. The Prime Minister and Council of Ministers are responsible to both houses of Parliament and must resign if Parliament passes a vote of no confidence in the administration.

     The Judicial Branch. Italy is a civil law jurisdiction. Judicial power is vested in ordinary courts, administrative courts and courts of accounts. The highest ordinary court is the Corte di Cassazione in Rome, where judgments of lower courts of local jurisdiction may be appealed. The highest of the administrative courts, which hear claims against the State and local entities, is the Consiglio di Stato in Rome. The Corte dei Conti in Rome supervises the preparation of, and adjudicates, the State budget of Italy. There is also a Constitutional Court (Corte Costituzionale) that does not exercise general judicial powers, but adjudicates conflicts among the other branches of government and determines the constitutionality of statutes. Criminal matters are within the jurisdiction of the criminal law divisions of ordinary courts, which consist of magistrates who either act as judges in criminal trials or are responsible for investigating and prosecuting criminal cases.

     Political Parties. The main political parties are grouped into two opposing coalitions: the Ulivo and the Casa delle Libertà. The Ulivo coalition was created by former Prime Minister Romano Prodi in 1995 to combine centrist and leftist forces. The Ulivo coalition currently consists of the Democratici di Sinistra, the largest political party representing Italy’s moderate leftist forces and numerous smaller political parties including center-left and leftist forces. The Casa delle Libertà was created in 1994 to combine center-right and right forces and currently consists of Forza Italia, the center-right political party led by Mr. Silvio Berlusconi, Alleanza Nazionale, representing the right led by Mr. Gianfranco Fini, the Lega Nord, the federalist party led by Mr. Umberto Bossi and other smaller political parties. Rifondazione Comunista, the communist party, is led by Mr. Fausto Bertinotti and is not allied with Ulivo.

     Elections. Except for a brief period, no one party has been able to command an overall majority in Parliament, and, as a result, Italy has a long history of weak coalition governments. In 1993, Parliament adopted a partial “first past the post” voting system for the election of 75 per cent of the members of both the Senate and the Chamber of Deputies. Under this system, the candidate receiving the largest number of votes in a single district wins. The remaining 25 per cent are elected through a proportional representation system. In the Chamber of Deputies, only parties that receive 4 per cent of the total vote on a nationwide basis are eligible for the seats elected by proportional representation. These modifications of the voting system have resulted in a significantly smaller number of Parliamentary seats held by parties with relatively small shares of the popular vote. Historically, however, government stability has depended on the larger parties’ coalitions with smaller parties.

     Following the general elections held on May 13, 2001, the Casa delle Libertà obtained a majority in Parliament and Mr. Berlusconi was appointed to form a new Government, which was sworn in on June 11, 2001.

     Political Regions. Italy is divided into 20 regions containing 103 provinces. The Italian Constitution reserves certain functions, including police services, education and other local services, to the regional and local governments. Following a Constitutional reform passed by Parliament in 2001, additional legislative and executive powers were transferred to the regions. Legislative competence that historically had belonged exclusively to Parliament was transferred in certain areas (including, foreign trade, health and safety, ports and airports, transport network and energy production and distribution) to a regime of shared responsibility whereby the national government promulgates legislation defining fundamental principles and the regions promulgate implementing legislation. Furthermore, in all areas that are not either subject to exclusive competence of the Parliament or in a regime of shared responsibility between Parliament and the regions, exclusive regional competence will be conferred upon request of the relevant region, subject to Parliamentary approval. In addition, in accordance with this devolution program, regions have been granted the right to levy local taxes and collect national taxes referable to their territory. A portion of these national taxes will continue to accrue to a national fund to be divided among regions according to their needs.

     The Italian Constitution grants special status to five regions (Sicily, Sardinia, Trentino-Alto Adige, Friuli-Venezia Giulia and Valle d’Aosta) providing them with additional legislative and executive powers.

     Referenda. An important feature of Italy’s Constitution is the right to hold a referendum to abrogate laws passed by Parliament. Upon approval, a referendum has the legal effect of automatically annulling legislation to which it relates. Exceptions to this right are matters relating to taxation, as well as the State budget, the ratification of international treaties and judicial amnesties. A referendum can be held at the request of 500,000 signatories or five regional councils. In order for a referendum to be approved, a majority of the Italian voting population must vote in the referendum and a majority of such voters must vote in favor of the referendum.

The European Union

     Italy is a founding member of the European Economic Community, which now forms part of the European Union. Italy is one of the 15 current members of the EU together with Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Luxembourg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom. Together, these countries had a population of approximately 380 million as of December 31, 2002.

     In 1998, the European Union started negotiations with six candidate countries for the enlargement of its borders. In December 1999, the negotiations were extended to seven other countries. It is intended that these 13 countries (Bulgaria, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Romania, Slovak Republic, Slovenia, Cyprus, Malta and Turkey) will join the European Union in different phases. The Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, the Slovak Republic, Slovenia, Cyprus and Malta are scheduled to join in 2004, adding more than 70 million people to the EU’s population.

     The EU member states have agreed to delegate sovereignty for certain matters to independent institutions that represent the interests of the union as a whole, its member states and its citizens. Set forth below is a summary description of the main EU institutions and their role in the European Union.

     The Council of the EU. The Council of the EU, or the Council, is the EU’s main decision-making body. It meets in different compositions by bringing together on a regular basis ministers of the member states to decide on matters such as foreign affairs, finance, education and telecommunications. When the Council meets to address economic and financial affairs it is referred to as ECOFIN. The Council mainly exercises, together with the European Parliament, the European Union’s legislative function and promulgates:

•	regulations, which are EU laws directly applicable in member states;

•	directives, which set forth guidelines that member states are required to enact by promulgating national laws; and

•	decisions, through which the Council implements EU policies.

     The Council also coordinates the broad economic policies of the member states and concludes, on behalf of the EU, international agreements with one or more States or international organizations. In addition, the Council:

•	shares budgetary authority with Parliament;

•	takes the decisions necessary for framing and implementing the common foreign and security policy; and

•	coordinates the activities of member states and adopts measures in the field of police and judicial cooperation in criminal matters.

     The European Parliament. The European Parliament is elected every five years by direct universal suffrage. The European Parliament has three essential functions:

•	it shares with the Council the power to adopt directives, regulations and decisions.

•	it shares budgetary authority with the Council, and can therefore influence EU spending.

•	it approves the nomination of EU Commissioners, has the right to censure the EU Commission and exercises political supervision over all the EU institutions.

     The European Commission. The European Commission traditionally upholds the interests of the EU as a whole and has the right to initiate draft legislation by presenting legislative proposals to the European Parliament and Council. The European Commission consists of 20 members appointed by the member states for five-year terms. France, Germany, Italy, Spain and the United Kingdom currently have the right to appoint two members each to the European Commission, while the other member states may only appoint one member.

     Court of Justice. The Court of Justice ensures that Community law is uniformly interpreted and effectively applied. It has jurisdiction in disputes involving member states, EU institutions, businesses and individuals. A Court of First Instance has been attached to it since 1989.

     Other Institutions. Other institutions that play a significant role in the European Union are:

•	the European Central Bank, which is responsible for defining and implementing a single monetary policy in the euro area;

•	the Court of Auditors, which checks that all the Union’s revenue has been received and that all its expenditures have been incurred in a lawful and regular manner and oversees the financial management of the EU budget; and

•	the European Investment Bank, which is the European Union’s financial institution, supporting the EU objectives by providing long-term finance for specific capital projects.

Membership of International Organizations

     Italy is also a member of the North Atlantic Treaty Organization (NATO), as well as many other regional and international organizations, including the United Nations and many of its affiliated agencies. Italy is one of the Group of Eight (G-8) industrialized nations, together with the United States, Japan,

Germany, France, the United Kingdom, Canada and Russia and a member of the Organization for Economic Co-operation and Development (OECD), the World Trade Organization (WTO), the International Monetary Fund (IMF), the International Bank for Reconstruction and Development (World Bank), the European Bank for Reconstruction and Development (EBRD) and other regional development banks.

THE ITALIAN ECONOMY

General

     According to OECD data published in June 2003, the economy of Italy, as measured by 2002 GDP, is the sixth largest in the world, after the United States, Japan, Germany, France and the United Kingdom.

     The Italian economy developed rapidly in the period following World War II as large-scale, technologically advanced industries flourished along with more traditional agricultural and industrial enterprises. Between 1960 and 1974, Italian GDP, adjusted for changes in prices, or “real GDP”, grew by an average of 5.2 per cent per year. As a result of the 1973-74 oil price shocks and the accompanying worldwide recession, output declined by 2.1 per cent in 1975, but between 1976 and 1980 real GDP again grew by an average rate of approximately 4 per cent per year. During this period, however, the economy experienced higher inflation, driven in part by wage inflation and high levels of borrowing by the Government.

     For the 1980s as a whole, real GDP growth in Italy averaged 2.4 per cent per year, compared with 2.2 per cent per year for the European Union. From 1989 to mid-1992, domestic consumption and productivity growth remained high compared with most European economies, but Italy’s relatively high inflation rate, coupled with persistently high unit labor costs and the strength of the lira, significantly reduced Italian competitiveness and increased import penetration.

     The table below shows the annual percentage change in real GDP growth for Italy and the European Union, including Italy, for the period 1993 through 2002.

Annual Per Cent Change in Real GDP

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002

Italy	(0.9)	2.2	2.9	1.1	2.0	1.8	1.6	3.1	1.8	0.4
euro area(1)	(0.8)	2.4	2.2	1.4	2.3	2.9	2.7	3.5	1.4	0.8

(1) The euro area row represents the 12 countries participating in the EMU.

Source: Annual Report of the Bank of Italy (May 2003)

     The 1990s marked Italy’s period of slowest economic growth since World War II. The combination of an economic slow-down experienced throughout the European Union and high interest rates affected Italy’s real GDP growth in 1992 and 1993. Tighter fiscal policy, which followed the lira’s suspension from the Exchange Rate Mechanism in September 1992, led Italy’s economy into recession and, in 1993, real GDP decreased by 0.9 per cent. The economy recovered in 1994 primarily as a result of an increase in exports resulting largely from the depreciation of the lira. The recovery continued in 1995, fueled by additional investment in the manufacturing sector. Expansion after 1995 continued at a more modest pace, with Italy’s GDP growth rate lagging behind those of other major European countries. Italy’s GDP grew by an average of 1.8 per cent per year during the period 1995 through 2002, compared to 2.2 per cent in the 12 country euro zone during the same period.

     The growth gap between other European countries and Italy since the mid 1990s reflects the persistence of several medium and long-term factors, including the difficulties in fully integrating southern Italian regions into the more dynamic economy of northern and central Italy, unfavorable export specialization in traditional goods, inadequate infrastructure, the incomplete liberalization process and insufficient flexibility of national markets. The effects of these factors were aggravated by the crisis in the emerging markets of South-east Asia, the increasing mobility of capital, the reduction of barriers to international competition and the reduction of subsidies for national industries.

     The acceleration in Italy’s real GDP growth rate in 2000 began in the second half of 1999 and was due to improving exports, industrial production and growing domestic demand. The decrease experienced in 2001 and 2002 was due primarily to the decrease in world trade resulting from the slowdown in the global and U.S. economies, the volatility of financial markets, a rise in petrol prices in 2000, a slowdown in domestic private sector consumption and investments and a decrease in net exports.

     The Italian Government historically has experienced substantial budget deficits. Among other factors, this is largely attributable to high levels of social spending and the fact that social services and other non-market activities of the central and local governments account for a relatively significant percentage of total employment. Countries participating in the European Economic and Monetary Union are required to reduce “excessive deficits” and adopt budgetary balance as a medium-term objective. General government net borrowing was reduced to 2.8 per cent of GDP in 1998, mainly due to an increase in general government revenues resulting from the improving economy. Since 1998, Italy has maintained general government net borrowing as a percentage of GDP under the 3 per cent reference value set by the Maastricht Treaty, largely as a result of extraordinary one-off measures such as the sale of UMTS licenses in 2000 and the disposal of state-owned real estate in 2002 and 2003. See “Public Finance — Measures of Fiscal Balance”.

     A longstanding objective of the Government has been to control Italy’s debt-to-GDP ratio. Government debt has been falling relative to GDP since 1994; however, it remains above the debt ceiling required under the Maastricht Treaty. The ratio of Government debt-to-GDP was 110.6 per cent in 2000, 109.5 per cent in 2001 and 106.7 per cent in 2002. Under the 2004-2007 Program Document, the debt-to-GDP ratio is projected to fall further to 98.6 per cent in 2007. In accordance with the Maastricht Treaty, Italy is expected to reduce the net borrowing to 60 per cent of GDP in 2016.

     Historically, Italy has had a high savings rate. The savings rate has declined, however, over the past three decades. As a percentage of gross national disposable income, which measures aggregate income of a country’s nationals after providing for capital consumption (the replacement value of capital used up in the process of production), private sector saving averaged 28.7 per cent in the period from 1981 to 1990 and 24.1 per cent in the period from 1991 to 2000. Private sector saving as a percentage of gross national disposable income increased from 18.8 per cent in 2000 to 19.2 per cent in 2001 and 2002. Because of the high savings ratio, the Government has been able to raise large amounts of funds through issuances of Treasury securities in the domestic market, with limited recourse to external financing. One of the Government’s strategies for reducing the size of the budget deficit is to direct a greater portion of these savings toward investment in the private sector.

     The Italian economy is characterized by significant regional disparities, with the level of economic development of southern Italy well below that of northern Italy. According to the Bank of Italy, the per capita GDP of the Mezzogiorno was 57.8 per cent of the per capita GDP of northern Italy in 1989, and progressively decreased to 57.0 per cent in 2000. The marked regional divide in Italy is also evidenced by the difference in unemployment rates. While unemployment in the north of Italy progressively decreased from 6.3 per cent in 1997 to 4.0 per cent in 2002, well below the average unemployment rate of countries in the euro area at 10.8 per cent in 1997 and 8.3 per cent in 2002, unemployment in the Mezzogiorno was 21.3 per cent in 1997 and 18.3 per cent in 2002.

     After increasing modestly from 1995 to 1998, employment grew faster from 1999 through 2002. Employment for the year ended December 31, 2002 grew by approximately 211,000 labor units, or 0.9 per cent, compared to 2001 reaching a total labor force of approximately 24 million persons in 2002. A key objective of the Government is job creation, with the goal of increasing employment by approximately 1.6 per cent in each year from 2003 through 2006 by increasing the flexibility of the labor market through further deregulation and increasing the employment of females and of individuals nearing retirement age. See “— Employment and Labor.”

     Inflation, as measured by the consumer price index, has declined from rates exceeding 20 per cent in the early 1980s to 2.7 per cent at December 31, 2001 and 2.5 per cent at December 31, 2002. See “— Prices and Wages.”

2003 Developments

     Italy’s real GDP grew at a seasonally adjusted rate of 0.5 per cent both during the third quarter of 2003 and for the year ended September 30, 2003, based on ISTAT data. Italy’s seasonally adjusted average unemployment rate continued to decline and was at 8.5 per cent during the fourth quarter of 2003. Consumer prices, as measured by the harmonized EU consumer price index, had increased at an annual rate of 2.6 per cent during the twelve months ended December 31, 2003.

     In July 2003 the government finalized and presented to Parliament its 2004-2007 Program Document, which was updated by the Government on September 30, 2003. The following table sets forth information on Italy’s key public finance ratio estimates for 2003 published in the updates to the 2004-2007 Program Document.

Public Finance Ratio Estimates for 2003

2003

(Estimate)
Real GDP (% growth rate)	0.5
Net borrowing, as a percentage of GDP	2.5
Structural net borrowing, as a percentage of GDP	1.9
Primary Balance, as a percentage of GDP	2.8
Public debt, as a percentage of GDP	106.0
Inflation (% real growth rate)	2.6
Unemployment rate (%)	8.7

Source:	Update to the 2004-2007 Program Document

Gross Domestic Product

     In the late 1980’s and early 1990’s, Italian industry struggled to compete globally primarily due to a high wage environment and the use of exchange-rate policies to limit inflation. Following the collapse in the value of the lira in September 1992, exports increased, leading to an economic recovery that began in 1994 and continued through most of 1995. GDP growth continued at a slower pace in subsequent years. From 1996 to 1999, average annual real GDP growth in Italy was 1.6 per cent, compared to 2.3 per cent in the euro area, reflecting a range of factors including weak demand in key European export markets, the effects of the Asian crisis in 1998, declining private consumption resulting from the elimination of incentives for car purchases introduced in 1997 and weak disposable income growth. Furthermore, during this period Italy suffered the lagged effects of fiscal tightening and reform of the social security and welfare systems. In 2000, Italy’s GDP attained its highest growth since 1995 at 3.1 per cent, compared to 3.5 per cent in the 11 country euro area. Italy’s GDP growth rate in 2001 declined to 1.8 per cent but exceeded the growth rate of the euro area (1.4 per cent) for the first time since 1995. In 2002, Italy’s GDP growth rate declined to 0.4 per cent, the slowest growth rate registered by Italy since 1993, compared to a 0.8 per cent growth rate in the euro zone. The decrease in real GDP growth in 2001 and 2002 was due primarily to the decrease in world trade resulting from the slowdown in the global and U.S. economies, the volatility of financial markets, a slowdown in domestic private sector consumption and investments and a decrease in net exports.

     The following tables set forth information relating to nominal (unadjusted for changing prices) and real GDP and expenditures for the periods indicated.

GDP Summary

	1998(1)	1999	2000	2001	2002

Nominal GDP (millions of €)	1,073,019	1,107,994	1,166,548	1,220,147	1,258,349
Real GDP(2) (millions of €)	969,130	985,253	1,016,192	1,034,549	1,038,394
Real GDP % Change	1.8%	1.6%	3.1%	1.8%	0.4%
Population (in thousands)	57,613	57,680	57,844	56,993	57,321
Nominal per capita GDP	18,625	19,209	20,167	21,409	21,953
Real per capita GDP(2)	16,821	17,081	17,568	18,152	18,115

(1)	For convenience, Lire amounts have been translated into euros at the fixed exchange rate of Lit. 1936.27 to €1.00, which took effect on January 1, 1999.

(2)	Constant euro with purchasing power equal to the average for 1995.

Source: Annual Report of the Bank of Italy (May 2003) and ISTAT Data

Real GDP and Expenditures

	1998(1)	1999	2000	2001	2002

	(euro in millions)
Real GDP	969,130	985,253	1,016,192	1,034,549	1,038,394
Add: Imports of goods and services	253,285	267,349	291,121	293,955	298,443

of which
goods	189,141	201,371	225,279	225,787	225,167
services	64,144	65,978	65,842	68,168	73,276
Total supply of goods and services	1,222,415	1,252,602	1,307,312	1,328,504	1,336,838
Less: Exports of goods and services	276,325	276,584	309,044	312,453	309,409

of which
goods	215,802	217,080	244,998	247,611	245,360
services	60,523	59,504	64,046	64,842	64,049
Total goods and services available for domestic expenditure	946,090	976,018	998,268	1,016,051	1,027,429

Domestic expenditure
Private sector consumption	580,294	595,251	611,570	617,941	620,624
Public sector consumption	171,730	174,188	177,095	183,270	186,464

Total domestic consumption	752,024	769,439	788,665	801,211	807,088
Gross fixed investment	186,229	195,623	209,607	215,147	216,257
Changes in inventories	7,837	10,958	(4)	(308)	4,084

Total domestic expenditures(2)	946,090	976,020	998,268	1,016,050	1,027,429

(1)	For convenience, Lire amounts have been translated into euros at the fixed exchange rate of Lit. 1936.27 to € 1.00, which took effect on January 1, 1999.

(2)	Total goods and services available for domestic expenditure do not match total domestic expenditure figures for each of 1999 and 2001 due to the effects of rounding.

Source: Annual Report of the Bank of Italy (May 2003)

Real GDP and Expenditures

	1998	1999	2000	2001	2002

		(as a percentage of GDP)
Real GDP	100.0%	100.0%	100.0%	100.0%	100.0%
Add: Imports of goods and services	26.1%	27.1%	28.6%	28.4%	28.7%
Total supply of goods and services	126.1%	127.1%	128.6%	128.4%	128.7%
Less: Exports of goods and services	28.5%	28.1%	30.4%	30.2%	29.8%
Total goods and services available for domestic expenditure	97.6%	99.1%	98.2%	98.2%	98.9%

Domestic expenditure
Private sector consumption	59.9%	60.4%	60.2%	59.7%	59.8%
Public sector consumption	17.7%	17.7%	17.4%	17.7%	18.0%
Total domestic consumption	77.6%	78.1%	77.6%	77.4%	77.7%
Gross fixed investment	19.2%	19.9%	20.6%	20.8%	20.8%
Changes in inventories	0.8%	1.1%	0.0%	0.0%	0.4%
Total domestic expenditure	97.6%	99.1%	98.2%	98.2%	98.9%

Source: Annual Report of the Bank of Italy (May 2003)

     Private Sector Consumption. Private sector consumption, comprising the expenditure by households on goods and services other than new housing, grew by 2.9 per cent per annum from 1996 to 2000. In 2001 and 2002, private sector consumption growth dropped to 1.0 and 0.4 per cent, respectively. Similarly, in the euro area, private sector consumption growth dropped from 2.5 per cent in 2000 to 1.7 per cent in 2001 and 0.6 per cent in 2002. The slowdown in the growth of private sector consumption in Italy reflected primarily a decrease in demand for durable and non-durable goods and a slowdown in the growth of demand for services, due principally to the low growth in disposable income, reflecting stagnating wages and salaries and low income from capital, and to uncertainties regarding the worldwide economic slowdown. Private sector consumption represented 59.8 per cent of GDP in 2002 and its contribution to real GDP growth during the same period was 0.3 per cent compared to 0.6 per cent in 2001.

     Public Sector Consumption. Public sector consumption, or the expenditure on goods and services by the general government, increased by 1.7 per cent in 2002, compared to 3.5 per cent in 2001. Public sector consumption represented 18.0 per cent of GDP in 2002 and its contribution to real GDP growth during the same period was 0.3 per cent compared to 0.6 per cent in 2001.

     Gross Fixed Investment. Growth in gross fixed investment in Italy, comprising spending on capital equipment and structures, including purchases of new housing, decreased to 0.5 per cent in 2002 from 2.6 per cent in 2001, while in the euro area gross fixed investment decreased by 2.6 per cent in 2002 compared to 0.6 per cent in 2001. In Italy, growth in investment other than investment in construction, declined to 0.6 per cent in 2002 from 2.2 per cent in 2001. Capital spending on machinery and equipment grew by 0.7 per cent, compared to 0.8 per cent in 2001, while investment in construction increased by 0.3 per cent in 2002, compared to 3.2 per cent in 2001. The slowdown in investment was due to the decrease in domestic and worldwide demand that began in the second half of 2000 and continued throughout 2001 and 2002. Grossed fixed investments represented 20.8 per cent of GDP in 2002 and their contribution to real GDP growth during the same period was 0.1 per cent compared to 0.5 per cent in 2001.

     Net Exports. In 2002, Italy registered a decrease in exports of goods and services (1.0 per cent) for the first time since 1992, while imports of goods and services increased 1.5 per cent. The decline in exports was principally due to a 4.9 per cent decrease in exports of services. Net exports accounted for 1.1 per cent of GDP in 2002, compared to 1.8 per cent in 2001. Net exports contributed negatively to real GDP growth by 0.7 per cent, compared to the positive contribution of 0.1 per cent registered in 2001.

     Regional GDP. In the 1990s, average annual GDP growth in southern Italy was 1.2 per cent, slower than the 1.4 per cent growth experienced by northern and central Italy. In 2000 GDP in northern and central Italy grew by 3.1 per cent compared to 2.5 per cent in southern Italy.

     However, the worldwide economic slowdown in 2001-2002 had a greater negative impact on the economy of northern and central Italy than southern Italy. While in northern and central Italy GDP grew by 1.8 and 0.2 per cent, in 2001 and 2002, respectively, southern Italy registered a GDP growth of 1.9 per cent in 2001 and 0.8 per cent in 2002.

     In 2000, the per capita GDP of the Mezzogiorno was 57 per cent of that of the rest of Italy. Irregular workers (unregistered workers and registered workers with unregistered second jobs) in the Mezzogiorno were estimated to constitute a significant proportion of the overall workforce in industry and services available in that region. The Annual Financial Law for 2001 extended until 2005 tax incentives for employers aimed at reducing the number of irregular workers by lowering social security charges.

     GDP Growth. Structural shortcomings have hindered Italy’s productivity. Italy’s share of goods with low value added and high price elasticity is higher than that of any other large industrialized country. As a result, it is more exposed to competition from emerging countries. This was particularly evident in 1997 and 1998 when world prices for goods produced in Asia fell sharply. In addition, most output is produced by small firms that cannot achieve economies of scale in production. During late 1999 and 2000, however, the declining exchange rate of the euro and improved economies outside the EU contributed to a significant increase in incoming orders for manufactured goods. Exports growth slowed down in 2001 and exports declined in 2002 due to the fall in worldwide demand.

     Current Government estimates for GDP growth are 0.5 per cent for 2003 and 1.9 per cent for 2004. An improvement in the outlook for recovery in GDP growth depends on the successful adoption of Government policies to:

•	encourage capital formation;

•	reduce Government expenditures and the tax burden on consumers and businesses;

•	reform the pension system;

•	increase the flexibility of employment contracts;

•	liberalize public services;

•	promote private investment in public works and infrastructure;

•	promote investment in research and development;

•	encourage the emergence of the “hidden” economy;

•	reform administrative action; and

•	renew Government support for programs to redress regional economic disparities.

     Strategic Infrastructure Projects. Italy’s economic infrastructure is still significantly underdeveloped compared to other major European countries. The Government announced plans in its 2003-2006 and 2004-2007 Program Documents to increase public infrastructure investment in order to decrease the logistical constraints on the expansion of trade, improve the provision of services essential to the growth of Italian firms and eliminate the geographical disparities between the north and the south of Italy, which discourage private investment.

     In December 2001, the Parliament enacted Law No. 443/2001 (the “Strategic Infrastructure Law”) which provides the government with special powers for the planning and realization of those infrastructure projects considered to be of strategic importance for the growth and modernisation of the country, particularly the Mezzogiorno. The Strategic Infrastructure Law aims at simplifying the administrative process necessary to award contracts in connection with strategic infrastructure projects and increase the proportion of privately financed projects. In order to implement this strategy the government incorporated Infrastrutture S.p.A., a wholly owned joint stock company, which will be in charge of providing long-term project financing to private sector entities responsible for the realization and management of these projects.

     In December 2001, the government approved its first infrastructure program under the Strategic Infrastructure Law. Under this program investments between 2002 and 2012 will total approximately €125 billion, 45% of which will be in the Mezzogiorno. Investment planned for the first three years amounts to approximately €24 billion, 46.5% of which will be in the Mezzogiorno. The following table shows the main infrastructures planned in the 2002-2012 ten-year period.

2002-2012 Infrastructure Program

			Budgeted
	Total		Expenditure for	Planned
	Expenditure	Planned	2002-2004	Completion
Principal Infrastructure Projects	(millions of euro)	Start Date	(millions of euro)	Date

Strait of Messina Bridge	4,958.0	2nd half 2004	356.4	2012
Water supply in the Mezzogiorno	4,641.4	2nd half 2003	2,478.5	2006
Railway Network
Salerno-Reggio Calabria-Palermo-Catania railway	12,291.7	2nd half 2003	404.4	2008
Torino-Trieste railway	7,901.8	N.A.	1,962.5	N.A.
Ventimiglia-Genova-Novara-Milano (Sempione) railway	4,379.6	N.A.	224.1	N/A
Brennero railway pass	2,582.3	2nd half 2005	50.0	2015
Frejus railway tunnel	1,807.6	2nd half 2004	149.8	2011-2015
Sempione railway pass	1,807.6	2nd half 2004	22.2	2009
Brennero-Verona-Parma-La Spezia railway	1,510.6	2nd half 2003	568.1	2008
Motorway Networks
Salerno-Reggio Calabria-Palermo-Messina-Siracusa-Gela	13,449.1	N.A.	3,653.9	N.A.
Genova road and motorway	2,765.1	2nd half 2004	150.0	2007
Po valley motorway	2,737.2	N.A.	878.0	N.A.
Mestre (Venice) road and motorway	1,962.5	2nd half 2003	568.1	2007
Cecina-Civitavecchia motorway	1,859.2	1st half 2004	439.0	2007
Marche and Umbria motorway	1,807.6	2nd half 2004	320.2	2008
Brennero-Verona-Parma-La Spezia motorway	1,032.9	2nd half 2004	98.1	2008
		2nd half 2002
Other	N.A.	2nd half 2004	6,548.8	2003-2009
City of Venice	4,131.7	2nd half 2002	609.4	2010
Rome Metropolitan Lines	2,390.2	2nd half 2003	596.2	2006-2007
Integrated Transport Systems in Rome, Naples and		1st half 2003
other cities	8151.8	2nd half 2004	2,465.0	2005-2007

Total	78,512.3		14,791.4

Source: 2003-2006 Program Document

Principal Sectors of the Economy

     The following tables set forth real GDP by sector and the proportion of such sector of real GDP for the periods indicated.

Real GDP at Market Prices by Sector

	1998(1)		1999		2000		2001		2002

	€ in	% of	€ in	% of	€ in	% of	€ in	% of	€ in	% of
	millions	Total	millions	Total	millions	Total	millions	Total	millions	Total

Agriculture, fishing and forestry	27,344	2.8	29,051	2.9	28,219	2.8	28,025	2.7	27,305	2.6
Industry
Manufacturing	228,440	23.6	228,806	23.2	233,669	23.0	235,639	22.8	233,281	22.5
Construction	46,606	4.8	47,145	4.8	48,459	4.8	50,421	4.9	50,690	4.9
Extractive industries and production and distribution of energy, gas, steam and water	30,361	3.1	31,932	3.2	32,282	3.2	32,678	3.2	32,983	3.2

Total industry	305,408	31.5	307,883	31.2	314,410	30.9	318,738	30.8	316,954	30.5
Market Services
Commerce and repairs	126,457	13.0	125,524	12.7	131,951	13.0	133,284	12.9	132,464	12.8
Hotels and restaurants	30,610	3.2	31,142	3.2	33,504	3.3	34,464	3.3	34,295	3.3
Transport and communications	61,694	6.4	63,601	6.5	67,543	6.6	71,678	6.9	72,217	7.0
Financial services	61,503	6.3	59,975	6.1	66,202	6.5	65,589	6.3	64,740	6.2
IT, research and professional activity	82,205	8.5	89,743	9.1	98,182	9.7	103,809	10.0	109,411	10.5
Real estate leases	84,957	8.8	85,159	8.6	83,774	8.2	84,136	8.1	84,483	8.1

Total market services	447,427	46.2	455,144	46.2	481,156	47.3	492,960	47.6	497,610	47.9
Non-market Services
Public administration	48,212	5.0	48,632	4.9	48,477	4.8	48,841	4.7	49,239	4.7
Education	42,057	4.3	41,874	4.3	41,867	4.1	41,986	4.1	42,320	4.1
Public health and social services	39,561	4.1	40,224	4.1	42,125	4.1	44,623	4.3	45,793	4.4
Household services	7,010	0.7	6,992	0.7	7,191	0.7	7,389	0.7	7,518	0.7
Other services	36,769	3.8	38,960	4.0	38,941	3.8	39,477	3.8	39,810	3.8

Total non-market services	173,608	17.9	176,682	17.9	178,601	17.6	182,316	17.6	184,680	17.8
Value added at market prices	953,788	98.4	968,757	98.3	1,002,385	98.6	1,022,037	98.8	1,026,547	98.9

GDP at market prices	969,130	100.0	985,253	100.0	1,016,192	100.0	1,034,549	100.0	1,038,394	100.0

(1)	For convenience, Lire amounts have been translated into euros at the fixed exchange rate of Lit. 1936.27 to €1.00, which took effect on January 1, 1999.

Source: Annual Report of the Bank of Italy (May 2003)

Real GDP Growth by Sector

	1998	1999	2000	2001	2002

	%	%	%	%
Agriculture, fishing and forestry	1.2	6.2	(2.9)	(0.7)	(2.6)
Industry
Manufacturing	1.8	0.2	2.1	0.8	(1.0)
Construction	(0.2)	1.2	2.8	4.0	0.5
Extractive industries and production and distribution of energy, gas, steam and water	0.6	5.2	1.1	1.2	0.9
Total industry	1.3	0.8	2.1	1.4	(0.6)
Market Services
Commerce and repairs	2.9	(0.7)	5.1	1.0	(0.6)
Hotels and restaurants	2.6	1.7	7.6	2.9	(0.5)
Transport and communications	2.4	3.1	6.2	6.1	0.8
Financial services	4.8	(2.5)	10.4	(0.9)	(1.3)
IT, research and professional activity	2.7	9.2	9.4	5.7	5.4
Real estate leases	(0.7)	0.2	(1.6)	0.4	0.4
Total market services	2.3	1.7	5.7	2.5	0.9
Non-market Services
Public administration	0.0	0.9	(0.3)	0.8	0.8
Education	(1.2)	(0.4)	0.0	0.3	0.8
Public health and social services	0.6	1.7	4.7	5.9	2.6
Household services	0.1	(0.3)	2.8	2.8	1.7
Other services	5.9	6.0	0.0	1.4	0.8
Total non-market services	1.0	1.8	1.1	2.1	1.3
Value added at market prices	1.7	1.6	3.5	2.0	0.4
GDP at market prices	1.8	1.7	3.1	1.8	0.4

Source: Annual Report of the Bank of Italy (May 2003)

Role of the Government in the Economy

     Government-owned enterprises historically have played a significant role in the Italian economy. The State participates in the energy, banking, shipping, transportation and communications industries, among others, through its shareholdings in Alitalia S.p.A. (“Alitalia”), Ente Nazionale Idrocarburi S.p.A. (“ENI”) and ENEL S.p.A. (“ENEL”). See “Monetary System — Banking Regulation — Structure of the Banking Industry” and “Public Finance — Government Enterprises.” The contribution of government-owned enterprises (either wholly owned or in which participations are held) to GDP has fallen significantly recently as a result of the privatization program implemented by the Government.

     In connection with its privatization program, the Government has wholly or partially privatized various operating subsidiaries of State holding companies and certain entities owned directly by the Treasury. See “Public Finance — Privatization Program.”

Services

     In 2002, services represented 65.7 per cent of GDP and 65.9 per cent of total employment. Among the most important service sectors are:

•	commerce, hotels and restaurants, which accounted for 16.1 per cent of GDP in 2002;

•	information technology, research and professional services, which accounted for 10.5 per cent of GDP in 2002;

•	transport and communications, which accounted for 7.0 per cent of GDP in 2002; and

•	real estate leases, which accounted for 8.1 per cent of GDP in 2002.

     Transport. Italy’s transport sector has been relatively fast-growing and, during the period from 1980 to 1996, grew at more than twice the rate of industrial production growth. The expansion of the transport sector was largely the result of trade integration with European markets. Historically, motorways and railways have been controlled, directly and indirectly, by the Government and have posted large financial losses. In recent years many of these enterprises have been restructured in order to place them on a sounder financial footing and/or privatized.

     Roadways are the dominant mode of transportation in Italy. The road network includes, among others, municipal roads that are managed and maintained by local authorities, roads outside municipal areas that are managed and maintained by the State Road Board (ANAS) and a system of toll highways that in part are managed and maintained by Costruzioni e Concessioni Autostrade S.p.A. (“Autostrade”), Italy’s largest motorway company, which was fully privatized in March 2000. Autostrade manages 3,408.1 kilometers of the 6,487.3 kilometer system of motorways under a twenty-year concession granted by ANAS. Toll motorways represent 86.2 per cent of the total motorway network. The infrastructure projects under way to improve the Italian roadway system are described above under “—Strategic Infrastructure Projects”.

     Italy’s railway network is small in relation to its population and land area. Approximately thirty per cent of the network carries 80 per cent of the traffic, resulting in congestion and under-utilization of large parts of the network. As of August 2003, there were approximately 22,200 kilometers of railroad track, of which a large majority were controlled by State-owned railways, with the remainder controlled by private firms operating under concession from the Government. In 2002, Italian railways carried approximately 23 billion tons-km of freight and recorded 47.1 billion passengers-km. The Government historically has provided substantial operating subsidies to the State-owned railroads, making passenger tickets less expensive than for most European railroads. In addition, the railway system historically has suffered from overstaffing, high pay and inadequate infrastructure. However, the Government has been restructuring the Italian railway system to improve the efficiency of the railway system, expand the network and upgrade existing infrastructure.

     In 1992, the Italian State railway company was converted from a public law entity into a commercial State-owned corporation (Ferrovie dello Stato S.p.A.), with greater autonomy over investment, decision-making and management. In 2002 Ferrovie dello Stato recorded a consolidated profit of €77 million, compared to a profit of €29 million in 2001 and a loss of €683 million in 2000. Furthermore, in response to EU directives and intervention by the Italian Antitrust Authority (Autorità Garante della Concorrenza e del Mercato), since March 1999 Italy has been implementing a plan aimed at preparing Italy’s railways for competition. Italy liberalized railway transportation by creating two separate legal entities wholly owned by Ferrovie dello Stato: Trenitalia S.p.A., managing the transportation services business and Rete Ferroviaria Italiana S.p.A. (“RFI”) managing railway infrastructure components and the efficiency, safety and technological development of the network.

     The Government plans to privatize the freight and intercity businesses, while the local transport and infrastructure divisions will continue to be Government-operated. The Government’s objective is to devolve to the regions a significant part of the State responsibilities for local railways. Under the planned decentralization process, regions will become responsible for the whole range of local transportation services through contracts entered into with the State. The international segment of railway transport was liberalized in 2000 and as of June 2002, 27 licenses had been granted to international operators.

     A protocol agreement was signed in November 1999 by the Ministry of Treasury, Ferrovie dello Stato and the unions providing for the return to a balanced financial account by 2003 and 2005 for Trenitalia and

RFI, respectively. One of the most important objectives under the protocol is the shift towards a new fare system. In January 1999, the Interministerial Committee for Prices (Comitato Interministeriale Prezzi) began a gradual review of the passenger fare system. It introduced a price formula aimed at revising upwards long distance fares and maintaining stable short distance fares, subject to the achievement of certain quality index criteria, while also reducing Government subsidies. The protocol also provides for a new wage and labor contract, pursuant to which wages would start to be aligned to productivity gains and employment conditions made more flexible. Ferrovie dello Stato reduced the number of its employees from 111,609 in December 1999 to 102,607 in December 2002. However the number of employees per kilometer of track and per capita labor costs are still higher than for most other European railways.

     Projects for new high-speed train systems (Treno ad alta velocità, or TAV) linking the principal urban centers of Italy with one another and with neighboring European countries as well as other infrastructure projects designed to upgrade the railway network, are under way as described in more detail above in “— Strategic Infrastructure Projects”.

     La Spezia and Genoa are the two largest Mediterranean ports for container shipping. In an effort to make Italian ports more competitive, regulations have been liberalized and an early retirement scheme adopted.

     During the late 1990s, Istituto per la Ricostruzione Industriale or IRI, a State holding company, completed the privatization of its international maritime companies. Tissenia, a state-owned company, operates ferry operations and regional maritime activities.

     Alitalia, Italy’s national airline, was partially privatized in 1998 and re-capitalized in early 2002. Currently, 37.6 per cent is owned by the public with the remainder held by the Ministry of Economy and Finance. In July 2001, Alitalia entered into a ten-year commercial alliance with Air France, the French national carrier, and Delta Airlines. In 2002, Alitalia recorded a net profit of about €93 million, compared to losses of €907 million in 2001.

     Passenger air traffic in Italy is concentrated, with 52 per cent of all air traffic in 2000 attributable to Ciampino and Fiumicino airports in Rome and Linate and Malpensa airports in Milan.

     Communications. In 1997, Parliament enacted legislation to reform the telecommunications market with the aim of promoting competition in accordance with EU directives. This legislation permits companies to operate in all sectors of the telecommunications market, including radio, television and telephone, subject to certain antitrust limitations and provided for the appointment of a supervisory authority. The Italian Telecommunication Authority (Autorità per le Garanzie nelle Comunicazioni, or AGCOM), consists of eight members appointed by Parliament and a president appointed by the Government. It is responsible for issuing licenses and has the power to regulate tariffs and impose fines and other sanctions. Each fixed and mobile telephony operator must obtain an individual license, which is valid for 15 years and renewable.

     Italy’s telecommunications market is one of the largest and fastest-growing markets in Europe, utilizing an aggregate of approximately 28 million fixed lines and 51 million mobile telephone lines as of December 31, 2001. The market was deregulated in January 1998 and Telecom Italia, which was privatized in 1997 and later acquired by Olivetti in 1999, remains the largest operator, but is facing increasing competition from new operators. In 1998, the Government granted three national fixed telephony licenses to Wind (a joint venture between ENEL and France Telecom), Infostrada and Albacom (a consortium controlled by British Telecom, Banca Nazionale del Lavoro, Mediaset and ENI). As of December 31, 2002, licenses for national and local telephone services had been granted to several telecommunications operators, including Tele2, Tiscali, Colt, Interroute, Planetwork and Metroweb. Competition among telecommunications operators has resulted in lower charges and a wider range of services offered. In January 2000, access to local loop telephony was liberalized. In 2001, Infostrada merged into Wind.

     In 1995, following the adoption of legislation aimed at developing competition in the mobile telephone business, Telecom Italia Mobile (TIM) was spun-off from Telecom Italia and publicly listed. The

Government also granted mobile licenses to Omnitel (controlled by the Vodafone Group) and Wind. TIM is the largest mobile operator, followed by Omnitel and Wind. The Italian mobile telephony market has been one of the fastest growing in Europe.

     In 1998, the European Parliament authorized EU member countries to grant a limited number of Universal Mobile Telecommunication System, or UMTS, licenses for third-generation, or 3G, mobile telephony services, through which companies will provide additional and enhanced services including high-speed wireless internet access. The allocation process of UMTS licenses in Italy was effected by an auction among pre-qualified applicants. In 2000, five UMTS licenses were granted for terms of fifteen years. Italy raised €13,815 million through the UMTS license auction.

     Internet and personal computer penetration rates in Italy have grown substantially in recent years. The ratio of personal computers per household increased from 16.7 per cent in 1997 to 29.7 per cent in 2000 while the proportion of PCs connected to the Internet increased to 63 per cent in 2001 from 59 per cent in 2000. The market for internet services is dominated by three providers (Set/Tin.it, Wind/Infostrada and Tiscali), which together had approximately 26 million subscribers at December 31, 2001.

     Tourism. Tourism is an important sector of the Italian economy. In 2002, tourism revenues, net of amounts spent by Italians traveling abroad, were approximately €10.4 billion, representing a 16.3 per cent decrease from net tourism revenues in 2001. This reflected an increase in spending by Italian tourists abroad of 7.6 per cent while spending by foreign visitors in Italy decreased by 2.7 per cent. In 2002 the numbers of Italians traveling abroad increased 1.8 per cent while the number of foreigners traveling in Italy increased 3.5 per cent. See “The External Sector of the Economy — Current Account.”

     Financial Services. Historically, a significant portion of Italy’s domestic investment has been in public debt. However, the percentage of domestic investment allocated to holdings of foreign assets, investment fund units and shares, increased from 18.5 per cent in 1995 to 36.0 per cent in 2001, while the percentage allocated to bonds decreased from 30.6 per cent in 1995 to 21.2 per cent in 2001. This shift generated a substantial increase in fee income for financial institutions. In 2002, due to the weakness of the equity markets in Italy and abroad, investment in holdings of foreign assets, investment fund units and shares decreased to approximately 34.0 per cent of domestic investment, while the percentage allocated to bonds increased to approximately 20.8 per cent.

     Share prices rose in Italy in 1999 and 2000, fuelled by restructuring in the banking industry, privatization and reform of corporate taxation, and decreased in 2001 and 2002. The Italian stock exchange recorded a 23.7 per cent average decrease in share prices in 2002, compared to decreases of 24.8 per cent in the United Kingdom, 33.7 per cent in France and 43.9 per cent in Germany .

     Italian household indebtedness as a percentage of GDP grew from 21 per cent in 1995 to 31 per cent in 2001. However, it remains lower than in other comparable countries in the EU such as Germany, France and the United Kingdom, which registered household indebtedness as a percentage of GDP of 73 per cent, 46 per cent and 84 per cent, respectively, in 2001. Bank lending to Italian residents has increased since 1997 accommodating the economic expansion. However, the rate of growth in bank lending decreased from 7.2 per cent in 2001 to 6.3 per cent in 2002. For a description of the Italian banking system, see “Monetary System — Banking Regulation.”

Manufacturing

     In 2002, the manufacturing sector represented 22.5 per cent of GDP and 21.0 per cent of total employment In 2002, manufacturing output decreased by 1.0 per cent, compared to a 0.8 per cent growth registered in 2001.

     Italy has compensated for its lack of natural resources by specializing in transformational and processing industries. Italy’s principal manufacturing industries include metal products, precision instruments and machinery, textiles, leather products and clothing, wood and wood products, paper and paper products, food and tobacco, chemical and pharmaceutical products and transport equipment, including motor vehicles.

     The number of large manufacturing companies in Italy is relatively small in comparison to other European Union countries. The most significant include Fiat (automobiles and other transportation equipment), Pirelli (tires, cables and industrial rubber products), Fininvest (media and publishing), Ferrero (food) and Benetton (clothing). These companies export a significant share of their output and have significant market shares in their respective product markets in Europe.

     The demand for automobiles in Italy decreased by 0.4 per cent and 5.6 per cent in 2001 and 2002, respectively, with the demand for Italian automobiles decreasing by 17.5 per cent in Italy in 2002. In 2002, Fiat’s market share of the Italian market for automobiles fell by 4.3 per cent to 30.3 per cent. In October 2002, Fiat Auto announced its intention to lay off more than 8,000 workers (representing more than 20 per cent of the division’s workforce) beginning in December 2002. The Government authorized Fiat Auto to make use of the Wage Supplementation Fund (see below, under “Employment and Labor — Government Programs and Regulatory Framework”) for up to 5,600 workers starting from December 2002, other extraordinary measures in respect of other 2,000 workers from July 2003 and to lay off 500 employees by the end of 2003.

     Much of Italy’s industrial output is produced by small and medium-sized firms, which also account for much of the economic growth over the past 20 years. These firms are active especially in light industry (including the manufacture of textiles, clothing, food, shoes and paper), where they have been innovators, and export a significant share of their production. The profit margins of large manufacturing firms, however, generally, have been higher than those of their smaller counterparts. From the end of the 1980’s to the mid of the 1990’s productivity in large firms increased at nearly twice the annual rate of productivity in small firms (3.9 per cent, compared to 2.3 per cent), in part because of a greater use of new technologies. Various Government programs to support small firms provide, among other things, for loans, grants, tax allowances and support to venture capital entities.

     Traditionally, investments in research and development (R&D) activities have been very limited in Italy. Italy’s trade specialization in products characterized by low R&D was accentuated in recent years, despite the fact that the country was already a strong exporter of these goods at the beginning of the 1990s. Total and corporate R&D spending has continued to be proportionally lower in Italy than in other industrial countries, reflecting Italian industry’s persistent difficulty in closing the technology gap with other advanced economies. Total R&D spending in Italy decreased from 1.23 per cent of GDP in 1991 to 1.07 per cent in 2000. This compares to total R&D spending as a percentage of GDP in 1999 of 2.49 per cent in Germany, 2.18 per cent in France, 1.88 per cent in the EU, 2.72 per cent in the United States and 2.98 per cent in Japan.

     The following table shows industrial production by sector for the years indicated.

Industrial Production by Sector
(Index: 2000 = 100)

	1998	1999	2000	2001	2002

Energy products	95.6	97.3	100.0	99.6	103.8
Minerals, ferrous and non-ferrous metals	101.0	92.6	100.0	96.7	95.1
Non-metallic minerals	91.3	95.1	100.0	101.4	99.2
Chemicals and pharmaceutical products	98.3	98.5	100.0	96.9	99.9
Metal products	99.2	98.4	100.0	102.3	99.9
Agricultural and industrial machinery	96.4	94.0	100.0	101.6	101.8
Precision instruments and machines	97.2	89.5	100.0	98.2	93.3
Transport equipment	95.5	95.2	100.0	91.9	87.5
Food and tobacco	95.1	98.0	100.0	103.8	105.0
Textiles and clothing	104.5	99.4	100.0	99.6	92.3
Wood and wood products	85.7	92.3	100.0	100.6	100.0
Paper and paper products	95.1	99.1	100.0	98.2	98.4
Rubber and plastic materials	94.3	95.1	100.0	98.4	94.9
Other industrial products	108.2	120.9	100.0	100.6	97.1

Aggregate Index	96.8	97.0	100.0	99.2	97.8

Source: Annual Report of the Bank of Italy (May 2003)

Energy Production

     The demand for energy, measured in terms of million tons of oil equivalent, or MTOE, decreased by 0.2 per cent in 2002, compared to a 1.8 per cent increase in 2001. The decrease of energy demand was due to a decreased demand for energy for heating (1.9 per cent), industry (0.7 per cent), agriculture (0.2 per cent) and “other uses” (4.4 per cent), only partially offset by an increase in demand in transportation (1.4 per cent).

     In 2002, oil represented 48.7 per cent of Italy’s primary energy consumption, with natural gas accounting for 31.1 per cent, renewable energy resources (which includes solar and wind energy, recyclable material, waste material and biogas) accounting for 6.7 per cent, solid combustibles accounting for 7.6 per cent and net purchased electricity accounting for 5.9 per cent. In 2002, Italy imported 94.7 per cent of its oil requirements and 89.6 per cent of its natural gas requirements. The only other significant imported energy source is coal. A referendum held in 1987 rejected the use of nuclear power in Italy.

     The domestic energy industry consists primarily of ENI and ENEL. ENI, 30.3 per cent owned by the Government, is engaged in the exploration, development and production of oil and natural gas in Italy and abroad, the refining and distribution of petroleum products, petrochemical products, the supply, transmission and distribution of natural gas and oil field services contracting and engineering.

     ENEL, 61.0 per cent owned by the Government, is the largest electricity company in Italy and is engaged principally in the generation, importation, transmission and distribution of electricity. Domestic capacity is insufficient to meet current demand, and Italy imports a portion of its electricity requirements.

     The Electricity and Gas Authority (Autorità per l’Energia Elettrica e il Gas) regulates electricity activities and natural gas distribution in Italy with the aim of promoting competition while ensuring adequate levels of service quality. The Authority is led by a board of three members appointed by Parliament and has a large degree of independence and significant powers, including the power to establish base tariffs and the criteria for tariff adjustments and to issue fines and other sanctions. While several companies operate in the gas distribution market, during 2002 natural gas sales by ENI accounted for about

75.1 per cent of domestic consumption. A Government Decree issued in May 2000, in line with European Directives, provided for a partial liberalization of the natural gas market. Pursuant to that decree, no single operator could have after January 1, 2003 a 50 per cent or higher market share of the Italian natural gas market and no single operator would be allowed to control more than 75 per cent of gas imports, with a further yearly reduction of 2 percentage points until 2010. Following the determination of gas distribution tariffs by the Authority, ENI has sold a 40.2 per cent stake in the share capital of its distribution subsidiary (SNAM Rete Gas) through an initial public offering, which occurred in December 2001.

     In recent years, the Italian electricity sector has undergone significant changes. A Government decree issued in 1999, known as the Bersani Decree, provided for the partial liberalization of the generation, importation, purchase and sale of electricity. Pursuant to the Bersani Decree:

•	the electricity supply market has been restructured to increase competition with the intention that 40 per cent of the electricity supply market be open to new suppliers by 2002;

•	a maximum market share level has been set that limits individual producers to 50 per cent of Italian electricity generation and imports after January 1, 2003;

•	a separate state-owned entity controlled by the Treasury referred to as the Gestore della Rete, or System Operator, was created in April 2000 and has taken over from ENEL responsibility for electricity dispatching and national transmission network grid management;

•	competition in the generation market will increase through the creation of a pool market (Borsa dell’Energia Elettrica) for purchases of electricity from producers through competitive bidding processes, expected to become operational at the beginning of 2003;

•	an entity wholly owned by the System Operator referred to as the “Single Buyer” has been created and will be responsible for all electricity purchases on behalf of small consumers thereby ensuring their access to lowest competitive price;

•	only one license for the distribution of electricity is to be granted in each municipality, with multiple companies now serving any municipality therefore having to consolidate.

     In accordance with the Bersani Decree, during 2000 ENEL established three new generating companies (Eurogen, Elettrogen and Interpower or, collectively, Gencos); representing approximately 25 per cent of ENEL’s generation capacity. In September 2001 a consortium led by Endesa, a Spanish utility, acquired Elettrogen, the second largest Genco, with a total generation capacity of 5,400 MW. In May 2002 Edipower S.p.A., a consortium led by Edison S.p.A. acquired Eurogen, the largest Genco with a total generation capacity of 7,000 MW. In November 2002, a consortium comprising Acea S.p.A., Electrobel S.p.A. and Energia Italiana acquired Interpower, the third Genco, with a total generation capacity of 2,611 MW.

     Effective January 1, 2000, a new tariff regime significantly lowered fixed tariff rates for the generation, transmission and distribution of electricity.

Construction

     In 2002, construction represented 4.9 per cent of GDP and 6.9 per cent of total employment. Construction activity increased by 0.5 per cent in 2002, compared to 4.1 per cent in 2001. Gross fixed investment in construction, which includes investment for building renovations and by the public administration, increased by 0.3 per cent in 2002, compared to 3.2 per cent in 2001 and 5.9 per cent in 2000.

Agriculture, Fishing and Forestry

     In 2002, agriculture, fishing and forestry accounted for 2.6 per cent of GDP and 5.5 per cent of total employment. Agriculture’s share of Italian GDP has generally declined with the growth of industrial output since the 1960s. Italy’s average farm size remains less than half the European Union average. Italy is a net importer of all categories of food except fruits and vegetables. The principal crops are wheat (including the durum wheat used to make pasta), maize, olives, grapes and tomatoes. Cereals are grown principally in the Po valley in the north and in the southeast plains, olives are grown principally in central and southern Italy and grapes are grown throughout the country.

Employment and Labor

     General. Job creation has been and continues to be a key objective of the Government. Employment as measured by the average number of standard labor units employed during the year increased cumulatively by 6.2 per cent from 1997 to 2002. A standard labor unit is the amount of work undertaken by a full-time employee over the year and is used to measure the amount of work employed to produce goods and services. This increase was largely attributable to increases in part-time and temporary employment. In 2002 temporary employment grew by 3.2 per cent and permanent employment grew by 2.0 per cent, substantially due to tax credits granted by the Government to employers who increased their number of permanent employees. These tax incentives were suspended in July 2002, but similar tax incentives were introduced in 2003. Following a 2.1 per cent growth in average employment in 2001, average employment grew by 1.5 per cent in 2002.

     Unemployment rates increased each year from 1993 to 1998, with unemployment spread across all sectors, including the service sector. The average national unemployment rate decreased to 9.0 per cent for the year ended December 31, 2002 and was at 8.7 per cent in September 2003, the lowest level since 1994.

     The following table shows the change in total employment, the official participation rate and the official unemployment rate for each of the last five years.

Employment

	1998	1999	2000	2001	2002

	(Average over the year)
Employment in standard labor units (% change on prior year)	1.0	0.6	1.7	1.7	1.1
Participation rate (%)(1)	47.6	47.9	48.2	48.5	48.8
Unemployment rate (%)(2)	11.8	11.4	10.6	9.5	9.0

(1)	Participation rate of population aged 15-64.

(2)	Does not include workers paid by Cassa Integrazione Guadagni or Wage Supplementation Fund, which compensates workers who are temporarily laid off or who have had their hours cut.

Source: Annual Report of the Bank of Italy (May 2003)

     Employment by sector. Of the total employed workforce in 2002, approximately 65.9 per cent were employed in the service sector, 21.7 per cent were employed in industry (other than construction), 6.9 per cent of industry employees worked in the construction sector, and 5.5 per cent worked in agriculture.

     In 2002, average employment in industry, excluding construction, increased slightly. Historically, a declining trend of employment levels in the industry sector began in the 1980s and continued in the period from 1990 to 2000, with employment in industry decreasing from 23.0 per cent of the total workforce in 1992 to 21.7 per cent in 2002, principally reflecting a decline in employment in the manufacturing sector.

     Average employment in agriculture, forestry and fishing has declined constantly since World War II except in 2001. Employment in the agriculture sector declined from 8.3 per cent in 1992 to 5.5 per cent in 2002.

     The largest contribution to employment growth in Italy in recent years has come from the services sector, which increased from 61.7 per cent of the total workforce in 1992 to 65.9 per cent in 2002. The growth was mainly attributable to business and household services, with all service sectors other than public administration, financial services and education experiencing employment growth.

     Employment by geographic area and gender. Unemployment in southern Italy has been persistently higher than in northern and central Italy, and was approximately 18.3 per cent in 2002, compared to 6.6 per cent in central Italy and 4.0 per cent in northern Italy. The unemployment rate in central and northern Italy has constantly declined since 1995, while unemployment in southern Italy has fluctuated, increasing from 1994 to 1999 and decreasing by 3.7 per cent from 1999 to 2002. Unemployment rates in southern Italy are highest among persons under age 25, with 49.4 per cent unemployment compared to 14.0 per cent in central and northern Italy.

     While unemployment for women in Italy historically has been substantially higher than for men, it has decreased at a faster rate (from 16.3 per cent in 1998 to 12.2 per cent in 2002) than for men (from 9.1 per cent in 1998 to 7.0 per cent in 2002). This is in part attributable to the substantial growth in female participation in the labor force particularly among women aged 40-59. The proportion of economically active women increased from 33.5 per cent in 1995 to 36.8 per cent in 2002, while the participation rate of men declined from 61.9 per cent in 1995 to 61.7 per cent in 2002. Participation rates for women over age 40 and for women in southern Italy are significantly below European averages.

     The Government believes that a substantial “hidden economy” exists in Italy, consisting of persons who claim, for tax and other purposes, to be unemployed but actually hold a job, or who claim to hold a job but also perform other income-earning activities. The hidden economy is believed to be particularly persistent in areas of high official unemployment and among immigrant workers. The increase in employment in 2001 and 2002 may partly be attributable to the “emergence” of workers that were not previously accounted for in national statistics. According to IMF data, in the 1999-2001 period the hidden economy was estimated to equal approximately 27 per cent of GDP. The hidden economy includes illegal activities and unreported income from the production of legal products and services.

     Government programs and regulatory framework. The Government has adopted a number of programs aimed at correcting the imbalances in employment, including programs that provide money for job training, particularly in southern Italy, and certain incentives to companies that hire young workers. The Government’s target set forth in the 2004-2007 Program Document is to reduce unemployment to 8.5 per cent in 2004 and to 8.2 per cent in 2005.

     Although the regulatory framework governing employment has been liberalized in recent years, significant restrictions continue to exist. In 1997, Parliament enacted legislation permitting the establishment of private employment agencies offering temporary contracts to workers in all sectors. The legislation also provides for additional financing of workfare programs and work grants for young workers, particularly in southern Italy, and extends the social security exemption for apprenticeship contracts to cover persons aged 16 to 24 (to 26 in southern Italy). The problem of the hidden economy was addressed in the legislation by the adoption of a tax and social security amnesty.

     Collective bargaining of industry-wide labor contracts is the principal means of determining working hour limitations. The Annual Financial Law for 2001 introduced additional tax incentives for employers in order to promote full-time permanent employment. A tax credit was granted to all those employers who, between October 1, 2000 and December 31, 2003 increased the number of their permanent employees compared to the October 1999-September 2000 period. These tax incentives were suspended in July 2002, but similar tax incentives were introduced in 2003.

     Through the Cassa Integrazione Guadagni (“CIG”), or Wage Supplementation Fund, the Government guarantees a portion of the wages of workers in the industrial sector who are temporarily laid off or who have had their working hours reduced. Workers laid off permanently as a consequence of restructuring or other collective redundancies are entitled to receive unemployment compensation for a period of 12 months, which is extendible for up to three years for workers nearing retirement age. The number of hours of work paid through CIG declined steadily from 299.9 million hours in 1995 to 147.2 million hours in 2000 before increasing to 177.1 million hours in 2002.

     Italy’s labor market historically has been slow to respond to cyclical trends, contributing to a high unemployment rate. This has been attributable to the bargaining power of labor unions and a regulatory framework that makes dismissal of workers difficult. The persistence of high unemployment has contributed to a less confrontational stance on the part of the unions, leading to significant declines in the average number of person-hours lost per year in strikes and industrial actions, from 116.6 million in the period 1978-82 to 43.6 million in the period 1983-90 and 50.2 million in the period from 1991-1997. In the period from 1998-2001 approximately 23.8 million person-hours were lost to strikes. In 2002, however, 34.0 million person-hours were lost to strikes, principally due to protests against Government reforms and international policy.

Prices and Wages

     Wages. Unit labor costs historically have been lower in Italy, on average, than in most other European countries. This is due to lower average earnings per employee, combined with higher productivity levels.

     Wages, as measured by gross earnings per standard labor unit increased by an average of 2.6 per cent for the entire economy in 2002 compared with an increase of 3.3 per cent in 2001 and of 3.2 per cent in 2000. The 2002 increase was reflected equally in the public service and private sectors. Labor costs per standard labor unit, measured in terms of unit remuneration (i.e. the total of gross wages and social security charges) increased by 2.4 per cent in 2002, compared to 3.0 per cent in 2001. Labor costs per product unit, or LCPU, increased by 2.9 per cent in 2002, compared to 2.6 per cent in 2001, due to a 0.5 per cent decrease in labor productivity in 2002, compared to an increase of 0.4 per cent in 2001. LCPU growth remains higher than in other major European countries.

     Prices. The European Union harmonized consumer price index reflects the change in price of a basket of goods and services taking into account all families resident in a given territory. The inflation rate in the euro area as measured by the European Union harmonized consumer price index decreased to 2.2 per cent in 2002, compared to 2.4 per cent in 2001. Since Italy’s entry into the EMU in 1999, monetary policy decisions are made for all euro zone countries by the European Central Bank. See “Monetary System — Monetary Policy.”

     Inflation in Italy, as measured by the harmonized consumer price index, was 2.6 per cent in 2002, compared to 2.7 per cent in 2001. The 2002 figure was attributable to an increase of the core inflation index (which is the harmonized consumer price index net of energy, unprocessed food, alcohol and tobacco products) offset by slower growth in the prices of energy and unprocessed food. Inflationary pressures have been to a great extent driven by the ongoing increase in prices of services and goods produced in industries other than the food and energy industries. As of September 30, 2003 inflation in Italy was 2.8 per cent.

     The following table illustrates trends in prices and wages for the periods indicated.

Prices and Wages

	1998	1999	2000	2001	2002

	(per cent)
Cost of Living Index(1)	1.7	1.6	2.6	2.7	2.4
Harmonized Consumer Price Index(1) (2)	2.0	1.7	2.6	2.7	2.6
Core Inflation Index(3)	2.3	1.8	1.9	2.4	2.8
Change in per capita wages	(1.8)	1.6	3.1	3.0	2.4
Change in unit labor costs(4)	(1.3)	1.6	0.7	2.6	2.9

(1)	The cost of living index reflects the change in price of a basket of goods and services (net of tobacco) typically purchased by non-farming families headed by an employee. It differs from the harmonized consumer price index in that the cost of living index is smaller in scope.

(2)	In accordance with European Commission regulations, since January 2002 the harmonized consumer price index reflects reductions in prices (e.g. seasonal sales and promotional offers) taking place for a minimum period of 15 days (formerly 30 days). As a consequence, figures for 2002 are not directly comparable to previous data.

(3)	The basket of goods and services used to measure the core inflation index is equivalent to the harmonized consumer price index basket less energy, unprocessed food, alcohol and tobacco products.

(4)	Unit labor costs are per capita wages reduced by productivity gains.

Source: Annual Report of the Bank of Italy (May 2003)

MONETARY SYSTEM

     The Italian financial system consists of banking institutions such as commercial banks, leasing companies, factoring companies and household finance companies, as well as non-bank financial intermediaries such as investment funds, portfolio management companies, securities investment firms, insurance companies and pension funds. The financial system has undergone a number of substantial changes in recent years. See “— Banking Regulation.”

Monetary Policy

     The European System of Central Banks. As of January 1, 1999, which marked the beginning of Stage III of European Economic and Monetary Union, the 11 countries joining the EMU officially adopted the euro, and the Eurosystem became responsible for conducting a single monetary policy. Greece joined the EMU on January 1, 2001.

     The European System of Central Banks (ESCB) consists of the European Central Bank (ECB), established on June 1, 1998 and the national central banks of the EU Member States. The Eurosystem is formed by the 12 national central banks in the euro area and the ECB. So long as there are EU Member States that have not yet adopted the euro (currently Denmark, Sweden and the United Kingdom), there will be a distinction between the 12-country Eurosystem and the 15-country ESCB. The three national central banks of non-participating countries do not take part in the decision-making of the single monetary policy, they maintain their own national currencies and conduct their own monetary policies. The Bank of Italy, as a member of the Eurosystem, participates in Eurosystem decision-making.

     The Eurosystem is principally responsible for:

•	defining and implementing the monetary policy of the euro area, including fixing rates on the main refinancing lending facility (regular liquidity-providing reverse transactions with a weekly frequency and a maturity of two weeks, executed by the national central banks on the basis of standard tenders), the marginal lending facility (overnight liquidity facility provided to members of the Eurosystem by the national central banks against eligible assets, usually with no credit limits or other restrictions on access to credit) and the deposit facility (overnight deposit facility with the national central banks available to members of the Eurosystem, usually with no deposit limits or other restrictions);

•	conducting foreign exchange operations and holding and managing the official foreign reserves of the euro area countries;

•	issuing banknotes in the euro area;

•	promoting the smooth operation of payment systems; and

•	cooperating to the supervision of credit institutions and the stability of the financial system.

The ESCB is governed by the decision-making bodies of the ECB which are:

•	the Executive Board, composed of the President, Vice-President and four other members, responsible for implementing the monetary policy formulated by the Governing Council;

•	the Governing Council, composed of the six members of the Executive Board and the governors of the 12 national central banks, in charge of implementing the tasks assigned to the Eurosystem, formulating the monetary policy in the euro area; and

•	the General Council, composed of the President and the Vice-President of the ECB and the governors of the 15 national central banks of the EU member states. The General Council contributes to the advisory functions of the ECB and will remain in existence as long as there are EU member states that have not adopted the euro.

     The ECB is independent of the national central banks and the Governments of the member States and has its own budget, independent of that of the European Community; its capital is not funded by the European Community but has been subscribed and paid up by the national central banks of the member States that have adopted the euro, pro-rated to the GDP and population of each such member State. The ECB has exclusive authority for the issuance of currency within the euro area. The ECB had paid up capital of approximately €4 billion at December 31, 2002, of which approximately €744.8 million, or 14.9 per cent, were subscribed by the Bank of Italy.

     The Bank of Italy. The Bank of Italy, founded in 1893, is the lender of last resort for Italian banks, banker to the Treasury and, prior to January 1, 1999, was generally responsible for implementing monetary policy. It supervises and regulates the Italian banking industry and operates services for the banking industry as a whole. It also supervises and regulates non-bank financial intermediaries. The Bank of Italy had assets at December 31, 2002 of €149.0 billion.

     The ECB’s Monetary Policy. The primary objective of the ESCB is to maintain price stability. In October 1998 the Governing Council announced the ECB monetary strategy and provided a quantitative definition of price stability, which has been defined as an annual increase in the Harmonized Index of Consumer Prices for the euro area of below 2 per cent. Despite short-term volatility, price stability is to be maintained over the medium term. Moreover, in order to assess the outlook for price developments and the risks for future price stability, a two-pillar approach was adopted by the ECB.

     The first pillar assigns a prominent role to money supply, signaled by the announcement of a quantitative reference value for the growth rate of the broad monetary aggregate M3. This monetary reference aggregate, which is called M3, consists of currency in circulation, overnight deposits, deposits with an agreed maturity up to two years, deposits redeemable at a period of notice up to three months, repurchase agreements, debt securities of up to two years, money market fund shares and money market paper. In December 1998, the Governing Council set the first reference value for M3 growth, at an annual growth rate of 4.5 per cent. This reference value was confirmed by the Governing Council in 1999, 2000, 2001 and 2002. On May 8, 2003 the Governing Council decided to stop its practice of reviewing the reference value annually, given its long-term nature.

     The second pillar consists of a broad assessment of the outlook for price developments and the risks to price stability in the euro area and is made in parallel with the analysis of M3 growth in relation to its reference value. This assessment encompasses a wide range of financial market and other economic indicators, including macroeconomic projections. Based on a thorough analysis of the information provided by the two pillars of its strategy, the Governing Council determines monetary policy aiming at price stability over the medium term.

     The ECB’s monetary and exchange rate policy is aimed at supporting general and economic policies in order to achieve the economic objectives of the EU, including sustainable growth and a high level of employment without prejudice to the objective of price stability.

     ECB Interest Rates. By January 1, 1999, short-term rates in the euro area had converged at 3 per cent. However, as inflation rates were significantly below the upper limit of the Eurosystem’s definition of price stability, and in view of downward pressures on future price developments associated with a weakening in economic activity, the Governing Council decided on April 8, 1999 to reduce its main refinancing rate by 50 basis points to 2.5 per cent. On the same occasion, it lowered the rate on the marginal lending facility by 100 basis points to 3.5 per cent and the rate on the deposit facility to 1.5 per cent. In the second half of 1999, economic activity in the euro area was recovering, credit to the private sector was expanding rapidly, and at the same time the external environment was strengthening, therefore on November 4, 1999, the ECB raised its main refinancing rate by 50 basis points, to 3 per cent, reflecting concern over the risks to price stability. Interest rates were subsequently raised again on several occasions in the first half of 2000. (Since June 2000, main refinancing operations have been conducted on the basis of variable rate tenders.) Due to the continuing recovery of economic activity in 2000, the Governing Council further increased the minimum bid rate on the main refinancing rate to 4.75 per cent on August 31. However, as a result of the global economic slowdown in the first half of 2001, the Governing Council lowered the rate on main refinancing operations by 25 basis points in each of May 2001 and August 2001, to 4.25 per cent and 3.25 per cent on marginal lending and deposit facilities, respectively.

     Following the terrorist attacks of September 11, 2001 in the United States, on each of September 18 and November 9, 2001, the Governing Council decreased these interest rates by a further 50 basis points, with interest rates on the minimum bid rate on the main refinancing operations, the marginal lending and deposit facilities reaching 3.25 per cent, 4.25 per cent and 2.25 per cent, respectively.

     During 2002 and the first half of 2003, due to the continued weakness of the economy in the euro area, the Governing Council progressively lowered interest rates by a total of 150 basis points, with interest rates on the minimum bid rate on the main refinancing operations, the marginal lending and deposit facilities reaching 2.00 per cent, 3.00 per cent and 1.00 per cent, respectively in June 2003.

     The following table shows the movement in the interest rate on main refinancing operations and on marginal lending and deposit facilities from January 1999 to August 2003.

		Main Refinancing Operations
				Marginal lending
	Deposit Facility	Fixed rate	Variable rate tenders –	facility
Effective Date	% interest rate	tenders	minimum bid rate	% interest rate

1999
Jan. 1	2.00	3.00		4.50
Jan 4	2.75	3.00		3.25
Jan 22	2.00	3.00		4.50
Apr 9	1.50	2.50		3.50
Nov 5	2.00	3.00		4.00
2000
Feb 4	2.25	3.25		4.25
Mar 17	2.50	3.50		4.50
Apr 28	2.75	3.75		4.75
Jun 9	3.25	4.25		5.25
Jun 28	3.25		4.25	5.25
Sep 1	3.50		4.50	5.50
Oct 6	3.75		4.75	5.75
2001
May 11	3.50		4.50	5.50
Aug 31	3.25		4.25	5.25
Sep 18	2.75		3.75	4.75
Nov 9	2.25		3.25	4.25
2002
Dec 6	1.75		2.75	3.75
2003
Mar 7	1.50		2.50	3.50
June 6	1.00		2.00	3.00

Source: European Central Bank

     ECB Money Supply and Credit. The three-month moving average of twelve-month euro money supply growth, a measure that is used to evaluate the divergence from the ECB’s 4.5 per cent reference growth rate, remained under the reference rate prior to May 2001, grew rapidly to 7.6 per cent through December 2001 and then declined slightly to 6.9 per cent through December 2002. The growth of M3 in the twelve months to December 2002 was due to shifts in portfolios to more liquid assets resulting from continued uncertainty in financial markets, international political tensions and low long-term and short-

term interest rates. In addition, the high growth rate of M3 was attributable to the introduction of the euro in physical form in the countries participating in the EMU on January 1, 2002 and to the decline in the growth of total lending to the private sector, which decreased from a twelve month growth of 6.7 per cent in December 2001 to a 4.7 per cent in 2002.

     In the first three months of 2003, the growth trend in M3 increased, with the three-month moving average of twelve-month growth at 7.7 per cent at March 2003.

Exchange Rate Policy

     Under the Maastricht Treaty, the ECB and the ECOFIN Council are responsible for foreign exchange rate policy. The European Council formulates general orientations for the exchange rate policy, either on the recommendation of the Commission, following consultation with the ECB, or on the recommendation of the ECB. However, the Council’s general orientation cannot conflict with the ECB’s primary objective of maintaining price stability. The ECB has exclusive authority for effecting transactions in foreign exchange markets.

Banking Regulation

     Regulatory Framework. Italian banks are generally organized as joint stock companies and fall into one of the following categories:

•	joint stock companies owned directly or indirectly by the private or public sector or by public foundations;

•	co-operative banks; or

•	institutions that provide centralized management services to other, usually small-sized banks.

     Subject to the principle of “home country control”, non-Italian EU banks may carry out banking business and business activities in Italy that are integral to banking as described in Directive No. 2000/12/EC, as amended, or the EU Banking Directive. Under the principle of “home country control”, a non-Italian EU bank remains subject to the regulation of its home-country supervisory authorities. It may carry out in Italy those banking activities described in the EU Banking Directive that it is permitted to carry out in its home country, provided the Bank of Italy is informed by the entity supervising the non-Italian EU bank.

     Deregulation and Rationalization of the Italian Banking Industry. Historically, the Italian banking industry has been highly fragmented and characterized by high levels of State ownership and influence. During the 1980s, Italian banking and European Community authorities began a process of substantial deregulation. The principal components of this deregulation in Italy were the Amato Law, the Dini Directive, the Ciampi Law, certain fiscal changes and the implementation of EU Directives. The principal components of deregulation at the European level are set forth in EU Directives and provide for:

•	the free movement of capital among member countries,

•	the easing of restrictions on new branch openings,

•	the range of domestic and international services that banks are able to offer throughout the European Union, and

•	the elimination of limitations on annual lending volumes and loan maturities.

     The effect of the Amato Law, the Dini Directive, the Ciampi Law and the implementation of the EU Directives has been a significant increase in competition in the Italian banking industry in virtually all bank and bank-related services.

     The Amato Law. The Amato Law was enacted in July 1990 to strengthen the capital base of the Italian banking system by creating incentives for consolidation, and permitting greater private investment. The restructuring process under the Amato Law was intended to create larger and more efficient institutions capable of providing better services and competing more effectively in Italy and abroad. The Amato Law contains two principal provisions:

•	Banks organized as public law entities were allowed to convert into, or to transfer their assets to, one or more joint-stock companies. Banks were also permitted to be members of a holding company structure.

•	Consolidations were encouraged through tax incentives.

     The Consolidated Banking Law. In 1993, the Consolidated Banking Law consolidated most Italian banking legislation into one statute. Provisions in the Consolidated Banking Law relate to the role of supervisory authorities, investment in banks, the definition of banking and related activities, the authorization of banking activities, the scope of banking supervision (in particular on a consolidated basis), special bankruptcy procedures for banks, the supervision of financial companies and the approval of securities offerings to be made in Italy. Banking activities may be performed by a single category of banks, which may collect demand and savings deposits from the public, issue bonds and extend medium- and long-term credit, subject to regulations issued by the Bank of Italy. Furthermore, subject to their respective by-laws and applicable regulations, banks may engage in all the business activities that are integral to banking as described in the EU Banking Directive.

     The Dini Directive. Historically, a large number of Italian banks were owned by public law banking foundations, which in turn were controlled principally by local government authorities. The Dini Directive, enacted in November 1994, provided tax incentives for Italian banking foundations to either:

•	reduce to below 50 per cent their equity participation in certain public banks originally organized as foundations through either public offerings or sales to certain specified entities including, for example, banking groups, certain financial institutions and insurance companies, or

•	cover more than 50 per cent of the foundations’ expenses from income derived from sources other than such banks.

     The Ciampi Law. The Ciampi Law, enacted on December 23, 1998, and Legislative Decree No. 153 of May 17, 1999, collectively referred to herein as the Ciampi Law, provide for, inter alia, the:

•	transformation of public law banking foundations into non-profit private institutions with the exclusive purpose of pursuing projects of social importance in the area of scientific research, education or healthcare;

•	disposition of any remaining controlling participation in banks or financial institutions by 2006; and

•	application of the tax regime for non-profit private institutions (50 per cent reduction in income tax and regional tax on production activities (Imposta Regionale sulle Attività Produttive, or IRAP) to those foundations that disposed of their controlling stakes in banks by May 2003.

     The Draghi Law. The Draghi Law (Legislative Decree No. 58 of February 24, 1998) became effective in July 1998 and aimed at reorganizing laws governing the securities market and publicly traded companies. While the Draghi Law did not amend Italian legislation governing the banking industry, it is generally applicable to Italian public companies. In particular, the Draghi Law introduced new provisions regulating tender offers of securities, savings shares, the solicitation of proxies and the consent and duration of shareholder agreements, with the objective of protecting minority shareholders in general.

     Supervision. The regulation of Italian banks is conducted by the Inter-Ministerial Committee for Credit and Savings (Comitato Interministeriale per il Credito e il Risparmio, or CICR), the Ministry of Economy and Finance and the Bank of Italy. The principal objectives of regulation are to ensure the sound and prudent management of the institutions subject to supervision and the overall stability, efficiency and competitiveness of the financial system.

     The CICR. The CICR is composed of the Economy and Finance Minister, who acts as chairman, and certain other economic ministers of the Italian government. The Governor of the Bank of Italy, although not a member of the CICR, attends all meetings of the CICR but does not have the right to vote at such meetings. The CICR establishes the general guidelines that the Bank of Italy must follow when adopting regulations applicable to banks. The CICR has wide-ranging powers to make policies and issue guidance in banking regulation, acting upon proposals of the Bank of Italy.

     The Ministry of Economy and Finance. The Ministry has broad powers in relation to banking and financial activities. It authorizes the establishment in Italy of the first branch of non-EU banks, sets eligibility standards to be met by holders of equity interests in the share-capital of a bank and the level of professional experience required of directors and executives of banks and other financial intermediaries. The Ministry may, in cases of urgency, adopt measures that are generally within the sphere of CICR’s powers and may also issue decrees that impose administrative sanctions against banks and their managers and place banks in involuntary liquidation (liquidazione coatta amministrativa) or extraordinary management (amministrazione straordinaria).

     The Bank of Italy. The Bank of Italy implements the policies set forth by the CICR by adopting regulations and compliance instructions. The Consolidated Banking Law identifies four main areas of intervention subject to the regulatory power of the Bank of Italy: capital requirements, risk exposure, the taking of participations, including mergers and acquisitions, and administrative and accounting organization and internal controls. The Bank of Italy also issues regulations in other fields (such as transparency in banking and financial operations of credit institutions). The Bank of Italy supervises banks through its own auditing body, which authorizes, among other things, significant investments by banks and examines reports that banks are required to file with the Bank of Italy on a regular basis or with respect to specific transactions. The main supervisory powers of the Bank of Italy include review of bank financial statements and other statistical data, prior review of by-law amendments, bank inspections and the verification of capital ratios, reserve requirements and exposure limits for individual banks.

     The Bank of Italy carries out audits of all banks through its supervisory staff of bank examiners. Audits may be ordinary or special (which are directed toward specific aspects of banking activity). Matters covered by an audit include the accuracy of reported data, compliance with banking laws and regulations, conformity with a bank’s own by-laws and compliance with exposure limits.

     The Bank of Italy requires all banks to report monthly statistical information related to all components of their non-consolidated balance sheet. Consolidated accounts must be submitted every three or six months, depending on the type of information requested. Other data reviewed by the Bank of Italy include minutes of meetings of each bank’s board of directors. Banks are also required to submit any other data or documentation that the Bank of Italy may request.

     In addition to its supervisory and regulatory role, the Bank of Italy is the lender of last resort for Italian banks, and banker to the Italian Ministry of Economy and Finance. It also operates services for the banking industry as a whole, most notably the Centrale dei Rischi, a central information database on credit risk.

     Reserve Requirements. Pursuant to ECB, ESCB and EU regulations, each Italian bank must deposit with the Bank of Italy an interest bearing reserve equal to 2% of its total overnight deposits, certificates of deposit with original maturities up to two years or redeemable on demand, debt securities with original maturities up to two years and money market paper. A bank’s reserve requirements are deemed satisfied if, during each one-month maintenance period, the average amount of the daily balances of the reserve accounts is not lower than the reserve due (the average reserve obligation). The compulsory reserves earn an annual rate of interest determined by the average, over the monthly maintenance period, of the ESCB’s rate for its main refinancing operations. Failure to comply in full or in part with the reserve obligations may cause the ECB to apply sanctions on the noncompliant bank or its intermediary.

     Risk-Based Capital Requirements and Solvency Ratios. Capital adequacy requirements are mainly regulated by the EU Banking Directive, the Basle Committee’s Risk Based Capital Guidelines, the Consolidated Banking Law, CICR Regulation of January 12, 1994 and by the regulations issued by the Bank of Italy in July 1996 and March 1997. Italian banks are generally required to have a ratio of regulatory capital to risk-weighted assets of at least 8 per cent on a consolidated basis and 7 per cent on an unconsolidated basis. At least half of the required regulatory capital must consist of Tier I capital (“core capital”), and the rest may consist of Tier II capital (“supplementary capital”). Core capital includes paid-in share capital, capital reserves, retained earning reserves and a special reserve denominated “fondo per rischi bancari generali” less own shares owned by the bank, goodwill, intangible assets and losses carried forward and incurred in the fiscal year. Supplementary capital includes asset revaluation reserves, subordinated debt and other quasi-equity instruments (such as non-redeemable loans). There are also limitations on the maximum amount of supplementary capital. To calculate risk-weighted assets, assets and off-balance sheet items are weighted in relation to the nature of the debtors, the country risk and the guarantees and securities collateral received.

     Loan Exposure Limitations. The purpose of the provisions of the EU Banking Directive on the monitoring and control of large exposures of credit institutions is to spread credit risks throughout the banking system and to limit a bank’s exposure to any single borrower. In compliance with the criteria specified by the Ministry of Economy and Finance, the Bank of Italy has issued supervisory regulations on the concentration of risk that implement these provisions. These regulations require banks to limit their largest loans (i.e., loans exceeding 10 per cent of their regulatory capital) to any single customer or group of related customers to 25 per cent of a bank’s regulatory capital and the aggregate of large exposures to not more than 800 per cent of a bank’s regulatory capital as defined pursuant to the Bank of Italy’s regulations. A lower limit (20 per cent of regulatory capital) applies to all persons or entities affiliated with the bank, which is defined to include (1) shareholders the control the bank or own at least 15 per cent share capital of the bank or of its parent company and (2) companies controlled by the bank or in which the bank owns at least 20 per cent of share capital, excluding consolidated subsidiaries of the same banking group.

     Banks belonging to banking groups are not required to conform to these limits on an individual basis, but only on a consolidated basis at the parent level. On an individual basis, banks belonging to banking groups must limit their largest loan exposures to any single customer or group or related customers to 40 per cent of the bank’s regulatory capital.

     Equity Participations by Banks. Since 1993, Italian banks have been permitted to make equity investments in all types of companies, subject to certain restrictions.

     Prior approval of the Bank of Italy is required for any equity investments by a bank in other banks or financial or insurance companies (1) exceeding 10 per cent of the consolidated regulatory capital of the acquiring bank, (2) exceeding 10 per cent or 20 per cent of the share capital of the bank or financial or insurance company being acquired or (3) resulting in the control of the share capital of the bank or financial or insurance company being acquired. Investments by banks in insurance companies exceeding in the aggregate 40 per cent of the acquiring bank’s consolidated regulatory capital (and 60 per cent of its unconsolidated regulatory capital) are not permitted.

     Equity investments in industrial or commercial companies (other than banks or financial or insurance companies) by banks authorized by the Bank of Italy that have at least €1 billion in capital and satisfy the solvency ratios (banca abilitata) are permitted within the following limits: (1) the aggregate amount of a bank’s equity participations may not exceed 50 per cent (on a consolidated and unconsolidated basis) of the bank’s regulatory capital (25 per cent as to investments in unlisted companies); (2) equity investments in a single non-financial company or in a group of non-financial companies may not exceed 6 per cent of the banks regulatory capital; and (3) generally banks may not acquire more than 15 per cent of the voting shares of any non-financial company. The Bank of Italy has established lower limits for banks with capital lower than €1 billion (banca ordinaria) and higher limits for banks that, besides meeting the above-

mentioned requirements, collect medium- and long-term funds and take no demand deposits (banca specializzata).

     Finally, prior approval of the Bank of Italy is required for any acquisition by banks of control of companies that carry out activities related to banking activities, such as bank information processing activities.

     As a general limit, equity investment by a bank in all types of companies may not in the aggregate exceed, together with real estate investments, 100 per cent of a bank’s regulatory capital.

     Restrictions on Foreign Investment. The Bank of Italy must request authorization from the Ministry of Economy and Finance to permit the purchase of more than 5 per cent of the equity capital of an Italian bank by a national of a State (other than a European Union member State) that applies discriminatory measures with regards to similar acquisitions by an Italian national. If proposed by the Ministry of Economy and Finance, the President of the Council of Ministers may deny the authorization.

     Deposit Insurance. The Interbank Fund (Fondo Interbancario di Tutela dei Depositi) was established in 1987 by a group consisting of the principal Italian banks to protect depositors against the risk of bank insolvency and the loss of deposited funds. The Interbank Fund assists banks that are declared insolvent or are subject to temporary financial difficulties.

     The Interbank Fund is compulsory for all Italian banks and intervenes when a bank is either in receivership or involuntary liquidation. In the event of extraordinary management, the Interbank Fund may make payments to support the business of the bank, which may take the form of debt financing or taking an equity stake in the bank. In the case of involuntary liquidation, the Interbank Fund guarantees the refund of deposits to banking customers up to a maximum of €103.3 thousand per depositor per bank. The guarantee does not cover the following: customer deposit instruments in bearer form, deposits by financial and insurance companies and by collective investment vehicles and deposits by bank managers and executives with the bank that employs them.

     Structure of the Banking Industry. Italy had 814 banks at December 31, 2002 compared to 830 at December 31, 2001. Banks ultimately controlled by local public authorities accounted for a substantial portion of total bank assets in 2002. In 2002, joint stock banks accounted for approximately 79.6 per cent of total bank assets and for 78.2 per cent of domestic customer deposits. Mutual banks and cooperative banks collectively represented 15.7 per cent of total bank assets and held 20.7 per cent of such deposits. Italian branches of foreign banks accounted for 4.7 per cent of total bank assets and for 1.2 per cent of deposits.

     The ownership structure of the banking sector has undergone substantial change since 1992. Credito Italiano and Banca Commerciale Italiana, two major banks owned by IRI, were privatized in 1993 and 1994, respectively. Istituto Mobiliare Italiano (IMI), a state-controlled bank specializing in medium and long-term lending was privatized in three tranches during the period from 1994 through 1996. In 1997, IRI sold its 33 per cent stake in Banca di Roma. Also in 1997, 43.2 per cent of the shares of Italy’s largest banking group, Istituto Bancario San Paolo di Torino, was sold, in part to private investors and in part by way of a public offering. Banca Nazionale del Lavoro was privatized in 1998. See “— Privatization Program.”

     The Italian banking industry has undergone significant consolidation in recent years. In 1998, Cassa di Risparmio delle Provincie Lombarde (CARIPLO) merged with Banco Ambrosiano Veneto to create Banca Intesa. Also in 1998, Unicredito (formed by Cassa di Risparmio di Torino and a group of leading northern savings banks) merged with Credito Italiano to form Unicredito Italiano, while Istituto Bancario San Paolo di Torino merged with Istituto Mobiliare Italiano to form San Paolo-IMI. The process of consolidation in the Italian banking system continued with Banca Intesa’s acquisition of Banca Commerciale Italiana in two stages in 1999 and 2001. In 2000, San Paolo-IMI commenced a series of transactions that resulted in its acquisition of Banco di Napoli Holding S.p.A, in May 2001. Also in 2000 Banca Popolare di Lodi completed the acquisition of Gruppo Casse del Tirreno, Iccri and Efibanca while Casse di Risparmio in

Bologna and Casse Venete merged into the Cardine Group. In May 2002 the Cardine Group was incorporated into San Paolo-IMI, IntesaBCI acquired control over Cassa di Risparmio di Terni e Narni and Banca di Roma acquired control over BIPOP-CARIRE.

     The European Union single market for financial services will affect the Italian banking system, but in many cases it is expected simply to accelerate existing trends. Since the 1970s, no significant regulatory obstacles have existed to prevent foreign banks from establishing branches in Italy. Between 1980 and 2002, the number of foreign banks with branches in Italy grew from 26 to 60. These foreign banks principally specialize in wholesale corporate and interbank operations rather than retail banking, and few have branch networks. The Government does not expect a substantial shift of market share in favor of foreign banks.

     Nevertheless, Italian banks have two competitive disadvantages relative to banks in other European Union countries. First, their operating costs are relatively high, principally as a result of high labor costs. Second, the contribution of services to net income is relatively low because Italian banks have not specialized in services to the same extent as banks in other countries. Many Italian banks are now seeking to increase their non-interest income as a proportion of total income by increasing the range of managed services offered.

     Capitalization. Italian banks are highly capitalized. The ratio of total capital to risk-adjusted assets (the risk-asset ratio) as defined by the Basle Accord was 11.2 per cent in 2002, compared to 10.4 per cent in 2001.

     Bad Debts. Bad debts increased by 1.9 per cent in 2002 to €46,309 million after decreasing 12.7 per cent in 2001. As a percentage of total loans, bad debts declined from 7.8 per cent in 1999 to 7.0 per cent in 2001 and 4.5 per cent in 2002.

Credit Allocation

     The Italian credit system has changed substantially during the past decade. Banking institutions have faced increased competition from other forms of intermediation, principally securities markets. Lending activity growth slowed to 6.3 per cent in 2002, compared to 7.2 per cent in 2001, but was higher than euro area growth of 4.0 percent in 2002. The growth in Italian lending activity was mainly attributable to medium- and long-term lending activity, which grew 11.7 per cent in 2002, compared to 9.0 per cent in 2001, while short-term lending activity grew 0.5 per cent in 2002, compared to 6.4 per cent in 2001. The growth in lending activity to companies decreased to 5.5 per cent in 2002, compared to 8.0 per cent in 2001. This result was mainly attributable to a 0.2 per cent decrease in lending activities in the industry sector, compared to a 3.9 per cent growth in 2001, and to the slowdown in the growth of lending activities to the service sector from 10.5 per cent in 2001 to 6.4 per cent in 2002. Lending activities to the consumer and residential sector continued to experience high levels of growth at 10.8 per cent in 2002, compared to 9.2 per cent in 2001, mainly due to the growing real estate market.

     Interest rates on short-term loans decreased by 0.3 per cent in 2002 to 5.7 per cent, while interest rates on medium- and long-term loans to private borrowers and companies decreased by 0.5 per cent, to 5.4 per cent, and by 0.3 per cent, to 4.4 per cent, respectively.

Exchange Controls

     Following the complete liberalization of capital movements in the European Union in 1990, all exchange controls in Italy were abolished. Residents and non-residents of Italy may make any investments, disinvestments and other transactions that entail a transfer of assets to or from Italy, subject only to limited reporting, record-keeping and disclosure requirements referred to below. In particular, residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy, while non-residents may invest in Italian securities without restriction and may export from Italy cash, instruments of credit or payment and securities, whether in foreign currency or lire, representing interest, dividends, other asset distributions and the proceeds of dispositions.

     Italian legislation contains certain requirements regarding the reporting and record-keeping of movements of capital and the declaration in annual tax returns of investments or financial assets held or transferred abroad. Breach of certain requirements may result in the imposition of administrative fines or criminal penalties.

THE EXTERNAL SECTOR OF THE ECONOMY

Foreign Trade

     Italy is fully integrated into the European and world economies, with imports in 2002 equal to 28.7 per cent of real GDP and exports accounting for 29.8 per cent. Italy had trade surpluses in excess of two per cent of GDP in each year from 1993 through 1998. Although Italy continued to experience trade surpluses, the size of the surplus declined through 2000 due primarily to the increased competitiveness of foreign manufacturers, particularly from Asia. Italy’s specialization in medium-technology industries exposes it to competition from these Asian producers. Italy’s merchandise exports have suffered from competition with Asian products, reflecting higher prices of Italian products, the improving quality of non-Italian products and the increased commercial presence and improved services offered by non-Italian companies in EU countries. Moreover, Italy’s specialization in more traditional merchandise is unable to meet the increased demand for high-technology products characterizing the expansion of world trade. Italy’s trade surplus declined from €24.5 billion in 1998 to €1.9 billion in 2000, or 0.2 per cent of GDP. In 2001, Italy’s trade surplus rose back to €9.2 billion, or 0.8 per cent GDP, primarily as a result of the decline in the trade deficit with OPEC countries, due to the decrease in oil prices, and remained substantially unchanged in 2002 at €9.3 billion, or 0.7 per cent GDP.

     The following tables illustrate Italy’s exports and imports for the periods indicated. Export amounts do not include insurance and freight costs and only include the costs associated with delivering and loading the goods for delivery. This is frequently referred to as “free on board” or “fob”. Import amounts include all costs, insurance and freight, frequently referred to as “charged in full” or “cif”.

Foreign Trade

	1998(1)	1999	2000	2001	2002

		(millions of euro)
Exports (fob)
Agriculture, forestry and fishing	3,605	3,687	3,858	4,251	4,097
Extractive industries	433	430	525	546	673
Manufactured products	214,981	215,803	254,679	265,490	258,330
Food, beverage and tobacco products	11,484	12,051	13,066	14,009	14,808
Textiles, leather products and clothing	35,683	34,411	40,078	43,302	40,673
Wood and wood products	1,247	1,329	1,510	1,505	1,438
Paper, printing and publishing	4,934	5,029	5,933	6,084	6,058
Refined oil products	2,428	2,604	5,181	5,061	4,408
Chemical and pharmaceutical products	17,961	19,472	24,136	25,754	26,738
Rubber and plastic products	8,114	8,228	9,389	9,673	9,669
Non-metallic minerals and mineral products	8,253	8,332	9,230	9,406	9,136
Metals and metal products	18,496	17,513	21,257	21,986	21,317
Mechanic products and machinery	45,270	45,060	50,678	53,957	52,456
Electric and precision machinery	21,275	21,619	26,383	27,625	24,651
Transport equipment	25,394	25,253	30,389	29,620	30,280
Other manufactured products	14,442	14,902	17,449	17,508	16,698
Energy, gas and water production	22	23	22	46	35
Other	1,064	1,098	1,330	2,656	2,232

Total exports	220,105	221,040	260,414	272,990	267,842

	1998(1)	1999	2000	2001	2002

Imports (cif)
Agriculture, forestry and fishing	8,864	8,603	9,228	9,021	8,852
Extractive industries	13,025	15,243	29,561	28,718	26,246
Manufactured products	172,159	181,552	217,023	220,985	217,065
Food, beverage and tobacco products	15,668	15,645	17,135	18,373	18,046
Textiles, leather products and clothing	14,737	14,743	18,249	20,189	20,098
Wood and wood products	2,791	2,980	3,393	3,249	3,286
Paper, printing and publishing	5,896	6,222	7,207	6,719	6,433
Refined oil products	2,727	3,161	5,378	4,626	5,032
Chemical and pharmaceutical products	26,686	28,097	33,231	33,991	34,820
Rubber and plastic products	4,455	4,792	5,387	5,396	5,416
Non-metallic minerals and mineral products	2,388	2,509	2,843	2,955	2,892
Metals and metal products	21,857	20,350	26,277	25,674	23,892
Mechanic products and machinery	16,075	17,564	20,354	20,707	20,150
Electric and precision machinery	28,267	30,982	38,269	37,275	34,114
Transport equipment	27,340	30,978	35,038	37,544	38,806
Other manufactured products	3,271	3,529	4,262	4,287	4,080
Energy, gas and water production	1,456	1,424	1,535	1,777	1,869
Other	152	193	1,160	3,256	2,855

Total imports	195,626	207,016	258,507	263,756	258,528

Trade balance	24,479	14,024	1,907	9,234	9,314

(1)	For convenience, Lire amounts have been translated into euros at the fixed exchange rate of Lit. 1936.27 to €1.00, which took effect on January 1, 1999.

Source: Annual Report of the Bank of Italy (May 2003)

     The Italian economy relies heavily on foreign sources for energy and other natural resources, and Italy is a net importer of chemical and pharmaceutical products, agricultural and food industry products, minerals, metals and metal products, electric and precision machinery and transport equipment.

     Of all the major European countries, Italy is the most heavily dependent on import of energy, importing 84.4 per cent of its energy requirements in 2002, compared to 83.7 per cent in 2001. As a result, Italy’s trade balance is vulnerable to fluctuations in oil prices.

     In 2002, Italy registered, for the first time since 1992, a decline in exports at constant prices (0.1 per cent) compared to a 1.1 per cent increase in 2001. The decline in 2002 was primarily due to a decline in exports of services and the rising exchange rate of the euro. Imports grew by 1.5 per cent at constant prices in 2002, compared to 1.0 per cent in 2001, reflecting increasing imports of services and stable imports of goods.

     The decrease in exports in 2002 was attributable to a €7.4 billion decline in exports to EU countries, particularly Germany and France, Italy’s two largest trading partners, where Italy suffers from competition from Central and Eastern European countries and China. Declining exports to EU countries were partially offset by a slight increase in exports to former USSR countries, Eastern Europe and China. Italy recorded decreases in the value of exports of textiles, leather products and clothing (6.1 per cent), mechanic products and machinery (2.8 per cent) and electric and precision machinery (10.8 per cent), partially offset by rising exports of food and beverages (5.7 per cent) and chemical products (3.8 per cent). Transport equipment exports grew by 2.2 per cent, principally due to exports to non-EU countries, notwithstanding a 5.0 per cent fall in exports of automobiles.

     In 2002, imports of goods and services increased by 1.5 per cent at constant prices, compared to 1.0 per cent in 2001. This increase reflected rising imports from non-EU countries, particularly China, and to a lesser degree higher imports from EU countries. Italy recorded decreases in the value of imports of extractive industry products (8.6 per cent), metals and metal products (6.9 per cent) and electric and precision machinery (8.5 per cent), partially offset by increases in imports of chemical and pharmaceutical products and transport equipment.

Geographic Distribution of Trade

     As a member of the European Union, Italy enjoys free access to the markets of the other EU member states and applies the external tariff common to all European Union countries. During the past several years, the European Union countries have made significant progress in reducing non-tariff barriers to trade, such as technical standards and other administrative barriers, and Italy has incorporated into national law most of the European Union directives on trade and other matters. The following table shows the distribution of Italy’s trade for the periods indicated.

Distribution of Trade
(cif-fob)

	1998(1)	1999	2000	2001	2002

		(millions of euro)
Exports (fob)
Belgium-Luxembourg	6,033	6,247	7,586	8,838	8,502
France	28,410	29,176	32,933	33,691	32,167
Germany	36,629	36,965	39,558	40,096	36,192
Netherlands	6,379	6,411	6,965	7,280	6,774
United Kingdom	15,939	15,952	18,036	18,474	18,259
Ireland	897	1,094	1,890	1,597	1,430
Denmark	1,859	1,895	2,048	2,166	2,023
Greece	4,404	4,640	5,414	5,394	5,482
Spain	12,883	14,250	16,617	16,955	16,755
Portugal	3,129	3,360	3,612	3,652	3,251
Austria	5,066	5,228	5,804	5,928	5,786
Finland	1,153	1,086	1,167	1,305	1,392
Sweden	2,370	2,409	2,631	2,542	2,528

Total EU	125,150	128,713	144,262	147,917	140,540
Switzerland	7,584	7,658	8,627	9,840	9,361
United States	19,004	20,547	26,659	26,243	25,854
Other OECD(2)	8,367	8,375	9,911	10,663	10,717

Total OECD	160,104	165,293	189,459	194,663	186,473
Eastern Europe, former USSR and China	19,795	18,587	23,414	29,089	30,971
OPEC countries	7,357	7,042	8,604	10,432	10,947
Other(2)	32,849	30,118	38,937	38,806	39,451

Total non-OECD	60,001	55,747	70,955	78,327	81,369

Total	220,105	221,040	260,414	272,990	267,842

(1)	For convenience, Lire amounts have been translated into euros at the fixed exchange rate of Lit. 1936.27 to €1.00, which took effect on January 1, 1999.

(2)	The Czech Republic, Hungary, Mexico, Poland, South Korea and Turkey are excluded from the line item “Other OECD” and are included in the line item “Other.”

Source: Annual Report of the Bank of Italy (May 2003)

	1998(1)	1999	2000	2001	2002

		(millions of euro)
Imports (cif)
Belgium-Luxembourg	9,459	9,349	11,226	12,433	11,964
France	25,893	26,484	29,682	29,648	28,869
Germany	37,151	39,684	45,471	47,077	45,455
Netherlands	12,126	13,009	15,401	16,588	15,041
United Kingdom	12,615	12,655	14,185	13,540	12,818
Ireland	2,169	2,930	3,509	3,592	3,534
Denmark	1,723	1,711	1,769	1,907	1,759
Greece	1,111	1,445	1,329	1,363	1,210
Spain	8,973	9,032	10,769	11,181	11,711
Portugal	894	978	1,084	1,268	1,318
Austria	4,806	5,158	6,049	6,472	6,871
Finland	1,435	1,634	2,278	1,776	1,620
Sweden	3,012	3,215	3,819	3,521	3,433

Total EU	121,367	127,285	146,572	150,366	145,602
Switzerland	7,838	7,792	8,447	9,604	9,725
United States	9,758	10,023	13,517	12,892	12,507
Other OECD(2)	7,827	8,380	10,821	10,722	10,180

Total OECD	146,791	153,481	179,356	183,585	178,013
Eastern Europe, former USSR and China	18,192	20,843	30,549	33,651	35,118
OPEC countries	9,749	10,901	20,955	18,364	15,825
Other(2)	20,893	21,790	27,647	28,156	29,573

Total non-OECD	48,834	53,534	79,151	80,171	80,516

Total	195,625	207,016	258,507	263,756	258,528

(1)	For convenience, Lire amounts have been translated into euros at the fixed exchange rate of Lit. 1936.27 to €1.00, which took effect on January 1, 1999.

(2)	The Czech Republic, Hungary, Mexico, Poland, South Korea and Turkey are excluded from the line item “Other OECD” and are included in the line item “Other.”

Source: Annual Report of the Bank of Italy (May 2003)

     Over half of Italian trade is with other European Union members, with 52.5 per cent of Italian exports and 56.3 per cent of Italian imports attributable to trade with European Union partners in 2002. Germany is Italy’s single most important trading partner and in 2002 supplied 17.6 per cent of Italian imports and purchased 13.5 per cent of Italian exports.

     In 2000 Italy recorded, for the first time since 1993, a negative trade balance with other EU countries. Since 2000, Italy’s trade deficit with EU countries has continued to increase, reaching €2.4 billion in 2001 and €5.1 billion in 2002. The negative trade balance with EU countries was mainly due to the trade deficit with Germany, which increased to €9.3 billion in 2002 from €7.0 billion in 2001 and €5.9 billion in 2000, principally due to competition from emerging market economies.

     The rising trade deficit with EU countries was offset by a decline in the trade deficit with OPEC countries, which fell to €4.9 billion in 2002, from €7.9 billion in 2001 and €12.4 billion in 2000.

Balance of Payments

     The balance of payments tabulates the credit and debit transactions of a country with foreign countries and international institutions for a specific period. Transactions are divided into three broad groups: current account, capital account and financial account. The current account is made up of (1) trade in goods (visible trade) and (2) invisible trade, which consists of trade in services, income from profits and interest earned on overseas assets, net of those paid abroad, and net capital transfers to international institutions, principally the European Union. The capital account is made up of items such as the inward and outward flow of money for investment and international grants and loans. The financial account includes changes in the official reserves and errors and omissions from the current and capital accounts.

     The following table illustrates the balance of payments for the periods indicated.

Balance of Payments

	Year ended December 31,

	1998(1)	1999	2000	2001	2002

		(millions of euro)
Current Account	20,444	7,692	(6,305)	(740)	(7,318)
Goods	32,584	22,044	10,368	17,405	17,297
Exports	220,104	221,484	260,906	273,596	268,339
Imports	187,520	199,440	250,538	256,191	251,042
Services	4,386	1,125	1,167	18	(3,657)
Exports	57,402	55,307	61,479	64,614	63,550
Imports	53,015	54,182	60,312	64,596	67,208
Income	(9,869)	(10,392)	(13,099)	(11,635)	(15,396)
Inflows	39,838	43,483	41,894	43,111	45,781
Outflows	49,707	53,875	54,993	54,746	61,178
Transfers	(6,658)	(5,085)	(4,742)	(6,527)	(5,561)
EU Institutions	(5,940)	(4,685)	(4,905)	(5,634)	(5,658)
Capital Account	2,249	2,789	3,195	936	838
Intangible assets	(121)	(3)	(72)	(312)	(206)
Transfers	2,370	2,792	3,267	1,248	1,044
EU Institutions	2,748	3,201	3,624	1,748	1,626
Financial Account	1,282	(8,867)	4,287	(3,294)	8,538
Direct investment	(10,580)	178	1,149	(7,377)	(2,739)
Abroad	(14,418)	(6,309)	(13,368)	(23,995)	(18,194)
In Italy	3,838	6,487	14,517	16,618	15,455
Portfolio investment	7,075	(23,635)	(26,255)	(7,640)	16,107
Assets	(86,315)	(121,493)	(86,340)	(40,070)	(16,968)
Liabilities	93,390	97,858	60,085	32,430	33,075
Financial Derivatives	(762)	1,766	2,501	(477)	(2,710)
Other investment	(13,547)	5,725	29,950	11,716	991
Change in official reserves	19,096	7,099	(3,058)	484	(3,111)
Errors and omissions	(23,975)	(1,614)	(1,177)	3,098	(2,058)

(1)	For convenience, Lire amounts have been translated into euros at the fixed exchange rate of Lit. 1936.27 to €1.00, which took effect on January 1, 1999.

Source: Annual Report of the Bank of Italy (May 2003)

Current Account

     Italy had a current account surplus in each year from 1992 to 1999. However, following decreases in the current account surplus in each of 1997, 1998 and 1999, Italy registered a current account deficit in 2000. This was due to a deterioration in Italy’s visible trade balance, as overall growth in imports exceeded growth in exports, reflecting Italy’s weakening position relative to trade with EU member countries (see “— Geographic Distribution of Trade”). In 2001, Italy’s current account deficit improved to €0.7 billion, principally due to growth in exports exceeding growth in imports. In 2002, however, trade deficit fell to €7.3 billion, principally due to the €3.7 billion deficit on services and widening income deficit. (see “—

Foreign Trade”).

     Visible Trade. On a fob-fob basis, Italy’s visible trade surplus remained substantially unchanged in 2001 and 2002 at €17.3 billion. In 2002, the value of Italy’s merchandise exports decreased by 1.9 per cent, reflecting stable export volumes due to the weakness of the economy of Italy’s principal EU trade partners and the gradual loss in price competitiveness of Italian merchandise since 2000 as a result of increasing competition from Asian producers.

     Italy’s market share of worldwide trade, which has been in steady decline since the 1980s, was 3.9 per cent in 1997 and decreased to 3.6 per cent in 2002.

     The value of Italy’s merchandise imports in 2002 fell by 2.0 per cent, reflecting a 3.6 per cent decrease in prices, partially offset by a 1.0 per cent increase in volumes.

     Invisible trade. In 2002 Italy’s deficit on services amounted to €3.7 billion, compared to the balance of account recorded in 2001, reflecting a decrease in the surplus on travel (from €12.4 billion in 2001 to €10.4 billion in 2002) and a widening of the deficit on transport (from €3.9 billion in 2001 to €4.8 billion in 2002) and communications (from €1.3 billion in 2001 to €1.7 billion in 2002).

     With the exception of foreign travel services, all other components of service receipts experienced deficits. The surplus on foreign travel in 2002 decreased to €10.4 billion, or to 0.8 per cent of GDP, from €12.4 billion in 2001. Spending of Italians abroad grew by 7.6 per cent in 2002, compared to a 2.8 per cent decrease in 2001. Spending by foreigners in Italy decreased by 2.7 per cent in 2002 following a 3.2 per cent decrease in 2001. Following the reductions registered in 2001, in 2002 the number of foreigners traveling in Italy increased by 3.5 per cent and the number of Italians traveling abroad increased by 1.8 per cent.

     Italy’s income deficit increased to €15.4 billion in 2002 from €11.6 billion in 2001, principally reflecting a widening of the deficit on income from bonds.

     Italy’s deficit on current account transfers decreased to €5.6 billion in 2002, from €6.5 billion in 2001, reflecting an increase in the deficit on private transfers. The deficit with EU Institutions remained substantially unchanged in 2002 at €5.7 billion.

Capital Account

     The surplus on Italy’s capital account, which accounts for transactions in intangible assets, in 2002 was substantially unchanged at €0.8 billion, compared to €0.9 billion in 2001. A reduction in surplus on public sector transfers to €0.8 billion in 2002 from €1.2 billion in 2001, due to write-offs of debt owed by heavily indebted countries, was partially offset by an increase in surplus on private sector transfers.

Financial Account and the Net External Position

     In 2002 the financial account showed a surplus of €8.5 billion, compared to a €3.3 billion deficit in 2001. This was principally attributable to an increase in net portfolio investment from a deficit of €7.6 billion in 2001 to a surplus of €16.1 billion in 2002 and to a decrease in net direct investment outflows from €7.4 billion in 2001 to €2.7 billion in 2002.

     Italy’s net external position in 2002 declined to a €70.6 billion deficit, or 5.6 per cent of GDP, from a €30.7 billion surplus, 2.5 per cent of GDP, registered in 2001. The decrease reflected €92.8 billion in negative adjustments in prices and exchange rates, principally due to the fall in worldwide stock market prices and the appreciation of the euro, and a decrease in the transactions in the financial account of €8.5 billion.

     Direct Investment. In 2002, Italy’s net direct investment outflows were €2.7 billion, or 0.2 per cent of GDP, compared to net outflows of €7.4 billion in 2001 and €1.1 billion of net inflows in 2000.

     Foreign direct investment in Italy, net of divestment, remained substantially stable at low levels during the 1990s, recording an average of 0.4 per cent of GDP for the years 1990-1999. In recent years, foreign direct investment in Italy, net of divestments, increased substantially, amounting to €14.5 billion, or 1.2 per cent of GDP, for 2000, €16.6 billion, or 1.4 per cent of GDP, for 2001 and €15.5 billion, or 1.2 per cent of GDP, in 2002.

     Italian investment abroad, net of divestment, in 2002 was €18.2 billion or 1.4 per cent of GDP, compared to €24.0 billion in 2001.

     While since 1998 Italy has registered significant increases in both Italian investments abroad, net of divestments, and foreign direct investment in Italy, net of divestments, these remained significantly lower than in other major EU countries in 2002.

     The following table shows total direct investment abroad by Italian entities and total direct investment in Italy by foreign entities as of the dates indicated:

Direct Investment by Country(1)

	1998(2)	1999	2000	2001	2002

		(millions of euro)
Direct investment abroad
Netherlands	25,438	29,092	25,588	33,050	30,740
Luxembourg	19,016	21,036	21,659	23,191	23,211
United States	13,772	21,640	19,168	21,312	16,660
United Kingdom	10,230	15,581	14,995	19,768	17,929
France	11,633	17,888	17,241	17,557	15,454
Switzerland	9,670	11,177	10,868	10,175	8,930
Germany	7,337	14,335	11,472	10,776	8,883
Spain	6,867	9,479	7,110	7,034	6,826
Brazil	2,413	5,857	4,538	4,599	2,382
Belgium	3,233	3,381	3,144	3,561	3,228
Argentina	1,462	2,312	2,633	2,418	1,565
Sweden	435	981	742	683	575
Other	24,369	37,811	33,008	30,017	26,163

Total	135,876	190,570	172,166	184,141	162,546

Direct investment in Italy
Netherlands	8,342	11,051	16,248	15,909	16,712
Luxembourg	8,030	10,748	10,563	12,134	12,618
United States	12,206	17,736	16,078	15,623	14,728
United Kingdom	10,253	13,883	13,993	14,501	14,075
France	12,333	17,811	15,037	16,181	16,354
Switzerland	14,835	20,817	17,276	15,757	14,730
Germany	8,107	13,167	10,521	10,053	9,541
Spain	299	582	834	968	897
Brazil	65	93	68	62	56
Belgium	1,353	2,043	2,194	2,149	2,211
Argentina	1,358	216	151	135	124
Sweden	435	3,550	2,696	2,504	2,329
Other	9,800	13,418	13,347	12,476	11,765

Total	88,017	125,115	118,006	118,452	116,140

(1)	Does not include investments made by banks and real estate investment. This table sets forth approximately 85 of the total Italian direct investment abroad and 99 per cent of total foreign direct investment in Italy.

(2)	For convenience, Lire amounts have been translated into euros at the fixed exchange rate of Lit. 1936.27 to €1.00, which took effect on January 1, 1999.

Source: Annual Report of the Bank of Italy (May 2003)

     Portfolio Investment. Portfolio investment experienced a net surplus of €16.1 billion in 2002, compared to a deficit of €7.6 billion in 2001 and €26.3 billion in 2000. Foreign portfolio investment by Italians reached its peak in 1999 at €121.5 billion and declined to €40.1 billion in 2001 and €17.0 billion in 2002, reflecting a significant reduction in investment in foreign equity and debt securities. Investment in Italian securities by foreign investors remained substantially stable at €33.1 billion in 2002.

     Other Investments. The surplus on “other investments” decreased from €11.7 billion in 2001 to €1.0 billion in 2002, reflecting an increase in net outflows by Italian banks partially offset by an increase of cash repatriated by Italian residents in the first six months of 2002.

     Errors and Omissions. The amount recorded in the residual “Errors and Omissions” account is a common area of concern for all leading countries in the European Union. The Government believes that this account is largely the result of exporters not reporting payments by non-residents to accounts abroad. Errors and omissions amounted to a negative €2.1 billion, compared to a positive €3.1 billion in 2001.

Reserves and Exchange Rates

     When on January 1, 1999, eleven European countries, including Italy, adopted the euro as their new national currency, the conversion rate between the lira and the euro was irrevocably fixed at Lit. 1,936.27 per euro. The euro was introduced as a physical currency on January 1, 2002. On February 28, 2002, the lira ceased to be legal tender in Italy and was withdrawn from the financial system.

     The following table sets forth, for the periods indicated, certain information regarding the US Dollar/Euro reference rate, as reported by the European Central Bank, expressed in U.S. dollar per euro.

US Dollar/Euro Exchange Rate

		Yearly
		Average
Period	Period End	Rate(1)	High	Low

		(U.S.$ per €1.00)
1999	1.0046	1.0588	1.1790	1.0015
2000	0.9305	0.9194	1.0388	0.8252
2001	0.8813	0.8917	0.9545	0.8384
2002	1.0487	0.9511	1.0487	0.8578
2003	1.2630	1.1418	1.2630	1.0377

(1)	Average of the reference rates for the last business day of each month in the period.

Source: European Central Bank

     The following table sets forth information relating to euro exchange rates for certain other major currencies for the periods indicated.

Euro Exchange Rates

	Yearly Average Rate per €1.00

	2000	2001	2002

Japanese Yen	99.4917	108.8192	118.0825
British Pound	0.6080	0.6194	0.6298
Swiss Franc	1.5568	1.5088	1.4660

(1)	Average of the reference rates for the last business day of each month in the period.

Source: European Central Bank

     Official reserves have increased steadily since 1999, increasing 1.1 per cent to €53.0 billion in 2002 from €52.4 billion in 2001. In 2002, the Bank of Italy maintained its annual contribution to the reserves of the European Central Bank unchanged at €7.4 billion.

     The following table illustrates the official reserves of Italy as of December 31 in each of the years 1998 through 2002.

Official Reserves

	1998(1)	1999	2000	2001	2002

		(millions of euro)
Gold	20,562	22,775	23,098	24,732	25,764
SDRs(2)	95	163	255	337	103
Total position with IMF	3,697	3,537	2,916	3,647	3,726
Net foreign exchange	21,425	18,537	24,097	23,721	23,447
Other net reserves	—	1,769	—	—	—

Total reserves	45,807	45,100	50,366	52,437	53,040

(1)	For convenience, Lire amounts have been translated into euros at the fixed exchange rate of Lit. 1936.27 to €1.00, which took effect on January 1, 1999.

(2)	Special Deposit Rights

Source: Annual Report of the Bank of Italy (May 2003)

PUBLIC FINANCE

The Budget Process

     The Government’s fiscal year is the calendar year. The budget process begins in March of each year, when the General Accounting Office (Ragioneria Generale dello Stato), a department of the Ministry of Economy and Finance, sends a directive to each Ministry and Government agency to prepare a detailed budget for the next fiscal year and a summary forecast budget for the next three years. Other public sector entities also report to the Ministry of Economy and Finance in March on their cash resources and needs for the following fiscal year.

     In June or July of each year the Ministry of Economy and Finance presents to Parliament a planning document called Documento di Programmazione Economica e Finanziaria (Economic and Financial Program Document, or “Program Document”). The Program Document sets forth Government programs, reforms and public finance targets for the next four to five years. It describes the macroeconomic framework of the current year and sets forth two sets of forecast general government revenues and expenditures. The first forecast assumes no change from current policy and the second assumes the adoption of the programs contemplated by the Program Document. The Program Document is usually approved by Parliament by mid-August of each year.

     By September 30 the Ministry of Economy and Finance presents to Parliament its revisions, if any, to the Program Document, and the Relazione Previsionale e Programmatica (Forecast and Planning Report, or “RPP”) a document that shows programs, reforms and public finance targets for the next calendar year.

     In the fourth quarter of each year the Government presents to Parliament its final budgetary package, which consists of the Legge di Bilancio (Budget Law) and the Legge Finanziaria (Annual Financial Law). The Budget Law formally authorizes general government revenues and expenditures for the upcoming calendar year. General government entities may not make payments unless they are provided for in the Budget Law. The Annual Financial Law sets forth the financial framework for the upcoming calendar year within the parameters set by the Program Document. It allocates financial resources to general government entities and amends laws in order to reflect these allocations.

     The Ministry of Economy and Finance and, in particular, the General Accounting Office, is responsible for the management of Government expenditures. The Ministry of Economy and Finance submits to the Government and to Parliament a quarterly cash-flow report (Relazione Trimestrale di Cassa) that indicates year-to-date revenues and expenditures and divergence from the budget. If this divergence is significant, the Government may submit a supplemental budget to Parliament that, if approved, amends the Annual Financial Law for the then-current fiscal year.

European Economic and Monetary Union

     Under the terms of the Maastricht Treaty, member states participating in the EMU, or Participating States, are required to avoid excessive government deficits. In particular, they are required to maintain:

•	a budget deficit, or net borrowing, that does not exceed three per cent of GDP, unless the excess is exceptional and temporary and the actual deficit remains close to the three per cent ceiling. The Commission considers an excess budget deficit resulting from a severe economic downturn to be exceptional if there is an annual fall of real GDP of at least two per cent or, if the fall is of less than two per cent of GDP, if there is further supporting evidence, particularly in relation to the abruptness of the downturn ; and

•	a gross accumulated public debt that does not exceed 60 per cent of GDP or is declining at a satisfactory pace toward this reference value.

     Although Italy’s public debt exceeded 60 per cent of GDP in 1998, Italy was included in the first group of countries to join the EMU on January 1, 1999 on the basis that public debt was declining at a satisfactory pace toward the 60 per cent reference value.

     In order to ensure the ongoing convergence of the economies participating in the EMU, to consolidate the single market and maintain price stability, the Participating States agreed to a Stability and Growth Pact (SGP) that became effective on July 1, 1998. The SGP is an agreement among the Participating States aimed at clarifying the Maastricht Treaty’s provisions for an excessive deficit procedure and strengthening the surveillance and co-ordination of economic policies. The SGP also calls on Participating States to target budgetary positions aimed at a balance or surplus in order to adjust for potential adverse fluctuations, while keeping the overall budget deficit within the reference value of 3 per cent of GDP.

     Under SGP regulations, Participating States were required to submit a stability and growth program (each such program a “Stability and Growth Program”), and non-participating Member States are required to submit revised convergence programs every year. These programs, which cover a three to four-year period, are required to set forth:

•	projections for medium-term budget balance,

•	the budgetary strategy to achieve the medium-term objective of budget balance and the path to reduce the ratio of general government debt to GDP;

•	the main assumptions about expected economic developments and the variables (and related assumptions) that are relevant to the realization of the stability program such as government investment expenditure, real GDP growth, employment and inflation; and

•	an analysis of how changes in the main economic assumptions would affect the budgetary and debt position.

     Based on assessments by the EU Commission and the Economic and Financial Committee, the Council of the EU delivers an opinion on whether:

•	the medium-term budget objective in the stability program provides for a safety margin to ensure the avoidance of an excessive deficit;

•	the economic assumptions on which the program is based are realistic; and

•	the measures being taken and/or proposed are sufficient to achieve the medium-term budgetary objective.

     The Council of the EU can issue recommendations to the Participating State to take the necessary adjustment measures to reduce an excessive deficit. If the Participating State repeatedly fails to comply with the Council of the EU’s recommendations, the Council may require the Participating State to make a non-interest-bearing deposit equal to the sum of:

•	0.2 per cent of the Participating State’s GDP, and

•	one tenth of the difference between the budget deficit as a percentage of GDP in the preceding year and the reference value of 3 per cent of GDP.

     This deposit may be increased in following years if the Participating State fails to comply with the Council’s recommendations, up to a maximum of 0.5 per cent of GDP and may be converted into a fine if the excessive deficit has not been corrected two years after the decision to require the Participating State to make the deposit. In addition to requiring a non-interest-bearing deposit, in the event of repeated non-compliance with its recommendations, the Council may require the Participating State to publish additional information, to be specified by the Council of the EU, before issuing bonds and securities and invite the European Investment Bank to reconsider its lending policy towards the Participating State.

Accounting Treatment

     Italy historically has used two systems of accounting: state sector and public sector. State sector accounting includes the revenues and expenditures of the Government and certain agencies and entities whose budgets must be approved by Parliament. Public sector accounting includes the Government, agencies and entities comprising the state sector, as well as entities with budgets not subject to Parliamentary approval (including autonomous agencies, regional and local governments and authorities and the national social security agencies) to the extent the Government receives and transfers funds to such entities. Parliament may review the use of funds transferred by the Government to public sector entities and the financial results of such entities.

     Transactions between state-owned joint stock companies and the Government are only included in state sector accounting or public sector accounting to the extent the Government is acting in its capacity as shareholder, for example through the receipt of dividends or the contribution of capital. Joint stock companies owned by the Government, in whole or in part, include ENI, ENEL and certain former autonomous agencies of the Government, such as the state railways (Ferrovie dello Stato S.p.A.) and the Postal Service (Poste Italiane S.p.A.). See “— Government Enterprises”. Certain borrowings of these enterprises are guaranteed, either by operation of law or specific contractual arrangement, by the Government. See “Public Debt.”

     Although Italy will continue to use public sector and State sector accounting for most internal budgeting and certain other purposes, it also utilizes general government accounting. General government accounting includes revenues and expenses from both central and local government and from social security funds, or those institutions whose principal activity is to provide social benefits. European Union countries are generally required to use general government accounting for purposes of financial reporting in accordance with European Union requirements. The criteria of general government accounting established by the European system of integrated accounts are being developed and phased in gradually. EUROSTAT is the European Union entity responsible for decisions with respect to the application of such general government accounting criteria.

     Revised National Accounts. In 1999, ISTAT introduced a new system of national accounts in accordance with the new European System of Accounts (ESA95) as set forth in European Union Regulation 2223/1996. These new guidelines are intended to contribute to the harmonization of the accounting framework, concepts and definitions within the European Union. The revisions include annual and quarterly national accounts, regional accounts, and financial and economic accounts by institutional sector. The base year is 1995.

     Under ESA95, all European Union countries apply a uniform methodology and present their results on a common calendar. Both state sector accounting and public sector accounting transactions are recorded on an accrual basis. The general government revenues, expenditure and debt figures in this annual report from and including 1995 have been restated and are in accordance with, and reflect the changes introduced by the adoption of ESA95 and differ from data included in SEC filings published before January 2001. They reflect consolidated revenues and expenditures for the public sector, which is the broadest aggregate for which data is available.

Measures of Fiscal Balance

     Italy reports its fiscal balance using two principal methods:

•	Net borrowing, or budget deficit, which is consolidated revenues less consolidated expenditures of the general government. This is the principal measure of fiscal balance, and is calculated in accordance with European Union accounting requirements. In 2001, Italy also commenced reporting its structural net borrowing, which is a measure, calculated in accordance with methods adopted by the EU Commission, of the level of net borrowing after the effects of the business cycle have been taken into account. Structural net borrowing assumes that the output gap, which measures how much the economy is outperforming or underperforming its actual capacity, is zero. As there can be no precise measure of the output gap, there can be no precise measure of the structural budget deficit. Accordingly, the structural net borrowing figures shown in this annual report are necessarily estimates.

•	Primary balance, which is the financial balance less interest payments and other borrowing costs of the general government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

     The table below shows selected public finance indicators for the period from 1998 through 2002.

Selected Public Finance Indicators 1998 through 2002

	1998(1)	1999	2000	2001	2002

		(millions of euro, except percentages)
General government expenditure(2)	528,747	536,105	541,944	587,278	594,278
% of GDP	49.3%	48.4%	46.5%	48.1%	47.2%
General government revenues	498,549	516,980	534,400	555,049	565,219
% of GDP	46.5%	46.7%	45.8%	45.5%	44.9%
Net borrowing(2)	30,198	19,125	7,544	32,229	29,059
% of GDP	2.8%	1.7%	0.6%	2.6%	2.3%
Primary balance(2)	55,813	55,613	67,789	45,784	42,202
% of GDP	5.2%	5.0%	5.8%	3.8%	3.4%
Public Debt	1,247,775	1,273,243	1,290,459	1,336,060	1,342,887
% of GDP	116.3%	114.9%	110.6%	109.5%	106.7%

(1)	For convenience, lire amounts have been translated into euros at the fixed exchange rate of Lit. 1936.27 to €1.00, which took effect on January 1, 1999.

(2)	Includes revenues from UMTS licenses (deducted from capital expenditures) for the year 2000 (€13,815 million, or 1.2 per cent of GDP) and revenues from the disposal of state-owned real estate (deducted from capital expenditures) for the year 2001 (€ 1,600 million, or 0.2 per cent of GDP) and 2002 (€ 10,800 million, or 0.9 per cent of GDP).

Source: Annual Report of the Bank of Italy (2003)

     Large net borrowing requirements and high levels of public debt were features of the Italian economy until the early 1990s. In accordance with the Maastricht Treaty, the reduction of net borrowing and public debt became a national priority for Italy. Net borrowing in 2002, however, from 2.8 percent of GDP in 2001, increased to 3.2 per cent of GDP in 2002 (excluding revenues from the disposal of state-owned real estate for €10,800 million, or 0.9 per cent of GDP, in 2002 and €1,600 million, or 0.2 per cent of GDP, in 2001).

     Public debt decreased from 110.6 per cent of GDP in 2000 to 109.5 per cent in 2001 and 106.7 per cent in 2002. The rate of decrease in public debt as a percentage of GDP in 2001 slowed from the previous year due principally to lower income from privatizations. The decrease in 2002 was primarily due to income from disposals of state-owned real estate and an exchange offer with the Bank of Italy described below under “Public Debt — Summary of Internal Debt”. Since 1999 the Government has taken steps to lengthen the average maturity of debt and reduce the variable rate portion that, together with the introduction of the single currency, made Government debt less sensitive to variations in short-term interest rates and exchange rates.

The 2004-2007 Stability and Growth Program

     In December 2003 Italy presented its update to its stability and growth program for the period 2004-2007 (“2003 Stability Program”) to the Council of the EU and the EU Commission. The 2003 Stability Program is based on the 2004-2007 Program Document approved by Parliament in July 2003 and amended on September 30, 2003, the RPP for 2004 approved by Parliament on September 30, 2003 and the Annual Financial Law presented to Parliament for approval on September 30, 2003. The following table compares the principal finance indicators included in the 2002 Stability Program and the 2003 Stability Program:

COMPARATIVE TABLE
2002 STABILITY PROGRAM AND 2003 STABILITY PROGRAM TARGETS

	2002	2003	2004	2005	2006

	(Percentage of GDP)
Real GDP growth rate
2002 Stability Program	0.6	2.3	2.9	3.0	3.0
2003 Stability Program	0.4	0.5	1.9	2.2	2.5
Difference	(0.2)	(1.8)	(1.0)	(0.8)	(0.5)
Net Borrowing, as a % of GDP
2002 Stability Program	2.1	1.5	0.6	0.2	(0.1)
2003 Stability Program	2.3	2.5	2.2	1.5	0.7
Difference	0.2	1.0	1.6	1.3	0.8
Structural Net Borrowing, as a % of GDP(1)
2002 Stability Program	1.2	0.5	0.0	0.0	0.0
2003 Stability Program	2.2	1.9	1.6	1.1	0.5
Public Debt, as a % of GDP
2002 Stability Program	109.4	105.0	100.4	98.4	96.4
2003 Stability Program	106.7	106.0	105.0	103.0	100.9
Difference	(2.7)	1.0	4.6	4.6	4.5

(1)	In 2003, the EU commission changed the methods to be used to calculate structural net borrowing. Accordingly, 2002 and 2003 structural net borrowing data is not directly comparable.

Source: 2003 Stability Program

     The Council of the EU issued an opinion in January 2003, setting forth the following considerations associated with the achievement of the budgetary targets set forth in Italy’s 2002 Stability Program:

•	short term real GDP growth forecasts were based on the assumption that global economic recovery would begin during early 2003;

•	in order to monitor expenditure and achieve medium term budgetary targets, Italy should implement structural reforms, particularly pension reform, and progressively decrease its reliance on one-off measures; and

•	accelerate the rate at which it is reducing its debt to GDP ratio; measures of a transitory nature, particularly sales of assets through securitisation operations, should be considered as a means to accelerate public debt reduction and not as a substitute for corrective action on the budget deficit.

The 2004-2007 Program Document

     For the past five years Italy has been successful at meeting the ambitious targets set for fiscal consolidation, while introducing reforms to modernize the public sector and tax system. While Italy’s budget deficit has remained below the three per cent threshold established by the Maastricht Treaty, Italy has increasingly relied on extraordinary one-off measures, such as the sale of UMTS licenses in 2000 and the disposal of state-owned assets in 2001 and 2002, to achieve this budgetary target. Furthermore, while the ratio of public debt-to-GDP has improved substantially, it remains well above the 60 per cent reference rate established by the Maastricht Treaty.

     In July 2003 the Government finalized and presented to Parliament its 2004-2007 Program Document, which, as its main objective, contemplates the gradual phase-out of extraordinary one-off measures and the implementation of an increasing number of structural reforms over the four year period covered by the Program Document. The Government estimates that in 2004 one-off measures will represent two-thirds of the measures adopted by Italy to achieve its budgetary target. This proportion would be reduced to one-third in 2005 and phased-out entirely in 2006. The Government expects that extraordinary measures will consist principally of disposals of real estate assets.

     Structural reforms over the four-year period will include the completion of Italy’s current pension reforms aimed inter alia at promoting supplementary private pension provisions, the improvement of Italy’s infrastructure, incentives to small and medium sized enterprises aimed at increasing investment in research and development and school reform designed to lengthen university courses and increase access to primary schools. Structural measures will also be aimed at further reducing tax evasion.

     The following table shows Italy’s principal public finance targets for the years indicated, as well as the gross domestic product, inflation and unemployment assumptions underlying the Program Document.

2004-2007 PROGRAM DOCUMENT OBJECTIVES

	2004	2005	2006	2007

	(Target)
Primary balance, as a percentage of GDP	2.9	3.5	4.4	5.1
Interest expense, as a percentage of GDP	5.1	5.0	5.1	5.1
Net borrowing, as a percentage of GDP	(2.2)	(1.5)	(0.7)	0.0
Structural net borrowing, as a percentage of GDP	(1.6)	(1.1)	(0.5)	0.1
Public debt, as a percentage of GDP	105.0	103.0	100.9	98.6
GDP (% real growth rate)	1.9	2.2	2.5	2.6
Inflation (% real growth)	1.7	1.5	1.4	1.4
Unemployment rate (%)	8.5	8.2	7.9	7.5

Source: 2004-2007 Program Document.

     The Program Document targets real GDP growth of 1.9 per cent in 2004, lower than the 2.9 per cent growth targeted in the 2003-2006 Program Document due to the continuing weakness of the economy worldwide in 2002 and the first half of 2003. It also targets annual budget deficit reductions, with a substantially balanced budget achieved in 2007 as a result, inter alia, of an increase in primary surplus to 4.4 per cent and 5.1 per cent of GDP in 2006 and 2007, respectively, and substantially stable interest payments at 5.1 per cent of GDP throughout the four-year period. The ratio of public debt-to-GDP is forecasted to decrease each year during the period from 2004 through 2007, falling under 100 per cent in 2007.

     Because the Program Document is based on projections of future economic developments, including international economic trends, there can be no assurance that its objectives will be attained. See also “— 2003 Developments.”

Revenues and Expenditures

     The following table sets forth general government revenues and expenditures and certain other key public finance measures for the five years ended December 31, 2002. The table does not include revenues from privatizations, which are deposited into a special fund for the repayment of Treasury outstanding securities and cannot be used to finance current expenditures. While proceeds from privatizations do not affect the financial balance deficit, they contribute to a decrease in the public debt and consequently the ratio of public debt-to-GDP. See “— Privatization Program.”

General Government Revenues and Expenditures

	1998(1)	1999	2000	2001(2)	2002

		(millions of euro)
Expenditures
Current expenditures	487,402	492,017	512,253	539,453	551,390
of which
Total consumption	187,981	196,114	209,206	224,827	230,151
of which
Wages and salaries	114,450	117,955	123,480	130,968	134,593
Cost of goods and services	73,531	78,159	85,726	93,859	95,558
Interest expense	86,011	74,738	75,333	78,013	71,261
Production grants	14,420	13,681	13,903	14,473	12,497
Social services	181,894	189,990	195,460	202,217	215,363
Other current expenditures	17,095	17,494	18,351	19,923	22,118
Capital expenditures(3)	41,345	44,088	29,691	47,825	42,888
Investments	25,524	26,773	27,807	30,175	23,165
Investment grants	11,402	13,297	13,292	15,687	17,982
Other capital expenditures	4,420	4,018	(11,408)	1,963	1,741
Total expenditures	528,747	536,105	541,944	587,278	594,278
% of GDP	49.3%	48.4%	46.5%	48.1%	47.2%
Revenues
Current revenues	491,177	511,396	529,290	551,647	559,606
of which
Tax revenues	318,848	333,935	345,718	359,195	360,929
of which
Direct taxes	154,454	166,435	170,547	182,703	177,323
Indirect taxes	164,394	167,500	175,171	176,492	183,606
Social security contributions	137,712	141,131	148,083	153,906	159,306
Revenues from capital	5,392	7,115	5,617	6,124	6,384
Other current revenues	29,225	29,215	29,872	32,422	32,987
Capital revenues	7,372	5,584	5,110	3,402	5,613
Total revenues	498,549	516,980	534,400	555,049	565,219
% of GDP	46.5%	46.7%	45.8%	45.5%	44.9%
Current account surplus/(deficit)	3,775	19,379	17,037	12,194	8,216
% of GDP	0.4%	1.7%	1.5%	1.0%	0.7%
Net borrowing	30,198	19,125	7,544	32,229	29,059
% of GDP	2.8%	1.7%	0.6%	2.6%	2.3%
Structural net borrowing (% of GDP)(4)	N.A	N.A.
Primary balance	55,813	55,613	67,789	45,784	42,202
% of GDP	5.2%	5.0%	5.8%	3.8%	3.4%
GDP (nominal value)	1,073,019	1,107,994	1,166,548	1,220,147	1,258,349

(1)	For convenience, lire amounts have been translated into euros at the fixed exchange rate of Lit. 1936.27 to €1.00, which took effect on January 1, 1999.

(2)	The Statistical Office of the European Communities, or Eurostat, published in July 2002 a decision relating to the methods of accounting for securitizations. Pursuant to the Eurostat decision, Italy is required to account for receipts, aggregating approximately €6.7 billion, from certain real estate and state lottery proceeds securitization transactions, which took place in 2001, in the three-year period 2002-2004 and not in 2001. The general government revenues and expenditures figures for 2001 presented in the table above take into account the effects of the Eurostat decision. As a result of the Eurostat decision, Italy’s net borrowing for 2001 rose of 0.6 percentage points over GDP.

(3)	Includes revenues from UMTS licenses (deducted from capital expenditures) for the year 2000 (€13,815 million, or 1.2 per cent of GDP) and revenues from the disposal of state-owned real estate (deducted from capital expenditures) for the year 2001 (€ 1,600 million, or 0.2 per cent of GDP) and 2002 (€ 10,800 million, or 0.9 per cent of GDP).

(4)	Calculated with the methods adopted by the EU Commission.

Source: Annual Report of the Bank of Italy (2003)

     General government expenditures and revenues have increased in each of the last five years and are expected to have increased in 2003. General government expenditures increased 1.2 per cent in 2002, compared to an 8.4 per cent increase in 2001. The slowdown in expenditure growth was primarily due to the effect of revenues from the disposal of State real estate in 2002 totaling €10,800 million, which were deducted from capital expenditures. As a percentage of GDP, general government expenditures declined from 48.1 per cent in 2001 to 47.2 per cent in 2002.

     General government revenues increased 1.8 per cent in 2002, compared to a 3.9 per cent increase in 2001, primarily due to a growth in social security contributions. As a percentage of GDP, general government revenues decreased 0.6 percentage points to 44.9 per cent in 2002 from 45.5 per cent in 2001.

     Current account surplus decreased by €3,978 million, or 0.3 per cent of GDP, in 2002, reflecting an increase in total consumption and social services expenditures of €5,324 million and €13,146 million, respectively, partially offset by a €6,752 million decrease in interest expenditures and a €5,400 million increase in social security contributions.

Expenditures

     Italy has a comprehensive system of social services, including public health, public education and pension, disability and unemployment benefits programs, almost all of which are administered by the Government or by local authorities receiving Government funding. These social services are funded in part by contributions from employers and employees and in part from general tax revenues.

     Social Services. Social Services includes expenditures for pensions, disability and unemployment benefits. The two principal social security agencies for private sector employees, the Istituto Nazionale Previdenza Sociale (“INPS”) and the Istituto Nazionale Assicurazioni e Infortuni sul Lavoro (“INAIL”), provide old-age pensions and temporary and permanent disability compensation for all the employees of the private sector and their qualified dependents and coverage for accidents in the workplace or permanent disability as a consequence of employment for workers of the industrial and agricultural sectors and for certain service sector employees. The social security entity for government employees, the Istituto Nazionale di Previdenza per i Dipendenti dell’Amministrazione Pubblica (“INPDAP”) provides similar services.

     Old-age pensions in Italy, as in much of the developed world, continue to present a significant structural fiscal problem. Reducing pension spending is a particularly important Government objective given Italy’s aging population. Beginning in 1992, the Government adopted several measures designed to control the growth of pension expenditures. Among other measures, the Government abolished the indexation of pensions to reflect wage increases and froze or delayed early retirement pensions for certain categories of workers, raised the retirement age (from 60 to 65 for men and from 55 to 60 for women) and increased the minimum contribution period from 15 to 20 years. In 1995, Parliament enacted legislation to reform the pension system. The new pension system will apply to all employees with 18 years or less of employment experience in 1995. Once phased in, each individual’s pension will be determined on the basis of the contributions, adjusted for GDP growth, made to the system by the individual or by his employer on his behalf. No additional contributions will be made by the Government. The Government will, however, continue to provide welfare and disability pensions. Individuals with lower levels of contribution to the State pension system will be encouraged to seek additional pension benefits through voluntary contributions to private funds. Italy has announced in its 2004-2007 Program Document that it intends to continue to reform the Italian pension system in coming years by increasing the labor participation rate of the Italian population and continuing to provide incentives aimed at stimulating the growth of the private pension sector.

     Expenditures for social services grew by 6.5 per cent in 2002, compared to 3.5 per cent in 2001 and 2.9 per cent in 2000. As a percentage of GDP, social services expenditures increased to 17.1% in 2002, from 16.6% in 2001 and 16.8% in 2000. This growth was principally due to an increase in pension expenditures. The growth in 2002 was due to a 2.9 per cent inflation adjustment, compared to 2.5 per cent in 2001 and to raises granted to certain categories of pensioners. Pension expenditures represented 15.5 per cent of GDP in 2002 compared to 15.0 per cent in 2001.

     According to the agency responsible for monitoring pension expenditures (Nucleo di Valutazione della Spesa Pensionistica), pension expenditures grew by 7.3 per cent per year from 1990 to 2001. This growth rate, however, steadily declined from 12.2 per cent per year from 1990-1992, to 7.3 per cent per year from 1993 to 1997, to 3.4 per cent per year from 1998 to 2001.

     Expenditures for public health and public education. Expenditures for public health and education are accounted for under wages and salaries, cost of goods and services and production grants. Italy has a public health service run principally by regional governments with funds provided by the Government. Local health units adopt their own budgets, establish targets and monitor budget developments. Public health care expenditures have risen rapidly in recent years, increasing 12.6 per cent in 2000 and 11.0 per cent in 2001. This rise was primarily due to growing expense for pharmaceutical products and for health care services provided in hospitals. The growth rate for public health care expenditures decreased to 5.1 per cent in 2002 due to the slower growth of expenses for health care services provided in hospitals and substantially stable expenses for pharmaceutical products. Public health care expenditures as a percentage of GDP amounted to 5.9 per cent in 2002 and 5.7 per cent in 2001.

     Italy has a public education system consisting of elementary, middle and high schools and universities. Attendance at public elementary, middle and high schools is generally without charge to students, while tuition payments based on income level are required to attend public universities. Public schools generally follow a standard curriculum, and nationwide testing is used for graduation purposes. The Government has introduced programs to increase vocational and technical training. In 1997, the Government implemented a major reform of the education system, which, among other things, increased the number of years of compulsory education from eight to ten and imposed higher standards for the end-of-school exam (esame di maturità). Public education system expenditure was approximately €[ ] million or [ ] per cent of GDP in 2002.

     Compensation of public employees. As a percentage of GDP, compensation of public employees was stable at 10.7 per cent in 2002 and 2001. Compensation of public employees increased by 2.8 per cent in 2002 compared to 9.0 per cent in 2001, due to a 2.9 per cent increase in gross wages in 2002, compared to a 6.6 per rent increase in 2001, and a 2.3 per cent increase in social security contributions in 2002, including contributions made by the State to eliminate the deficit of the State Sector Employees’ Social Security Institute (Istituto Nazionale di Previdenza per i Dipendenti dell’Amministrazione Pubblica, or INPDAP). The number of public employees remained substantially unchanged in 2002, having increased by 1.9 per cent in 2001, and 0.7 per cent in 2000, following a significant reduction between 1995 and 1999.

     Interest payments. Interest payments by the Government declined by €6.8 billion in 2002, having grown by €2.8 billion in 2001 and €0.6 billion in 2000. The ratio of interest payments to GDP fell from 12.1 per cent in 1993 to 5.7 per cent in 2002, declining by 0.7 percentage points from 2001 to 2002. Average interest rates, which declined steadily from 1991 were stable at 6.0 per cent in 1999 to 2001 and decreased to 5.3 per cent in 2002 due to the repayment of bonds with higher coupons. Between December

1995 and May 1999, the average gross rate on Treasury bills fell from 10.5 per cent to 2.6 per cent, before rising to 5.1 per cent at October 2000 and falling to 2.7 per cent at the end of 2002. Similarly, the gross yield on ten-year bonds fell from 10.9 per cent in 1995 to 3.9 per cent in January 1999, rose to 5.2 per cent at the end of 2001 and fell back to 4.4 at the end of 2002.

Revenues

     Taxes. Italy’s tax structure includes taxes imposed at the State and local levels and provides for both direct taxation through income taxes and indirect taxation through a value added tax (“VAT”) and other transaction-based taxes. Income taxes consist of an individual tax levied at progressive rates and a corporate tax levied at a flat rate. In 2002, the maximum individual tax rate was 45 per cent, and the maximum corporate tax rate was 35 per cent. Corporations also pay local taxes, and the deductibility of those taxes for income tax purposes has been gradually eliminated over the last few years. Tax reform legislation that became effective in 1998 reduced the maximum rate payable by individuals and introduced a two-tiered system for corporate taxation.

     VAT is imposed on the sale of goods and the rendering of services performed for consideration in connection with business or professions and on all imports of goods or services. Italy has issued legislation to harmonize its VAT with applicable European Union directives. The basic VAT rate is 20 per cent, although certain goods and services qualify for an exemption from VAT or a reduced rate. In addition to VAT, indirect taxes include customs duties, taxes on real estate and certain personal property, stamp taxes and excise taxes on energy consumption, tobacco and alcoholic beverages.

     Low taxpayer compliance has been a longstanding concern for the Government, which has adopted measures to increase compliance. Some of these measures are aimed at identifying tax evasion and include systems of cross-checks between the tax authorities and social security agencies, public utilities and others. One of the areas of greatest concern to the Government has been under-reporting of income by self-employed persons and small enterprises. The Government’s efforts to increase tax compliance during the last four years have led to an increase in the general tax base and to an improvement in compliance. As a result of these increases in the general tax base and in compliance, the Government enacted tax reforms through each of its Budget Laws from 1999 to 2002 aimed at reducing the fiscal burden on corporations and individuals. Italy’s fiscal burden, which is the aggregate of direct and indirect taxes and social security contributions as a percentage of GDP, decreased from 42.9 per cent in 1999 to 41.6 per cent in 2002.

     Italy has negotiated bilateral treaties for the avoidance of double taxation with virtually all industrialized countries.

     In 1999, 2000 and 2001 Italy continued to enact reforms to reduce the level of taxation. With the 2000 Budget Law the Government lowered taxes on purchases of a principal residence, on house rents and on building renovations, each of which had been originally introduced only for 1999, and introduced new measures to ease further the level of taxation. These included further and higher allowances in personal income tax, lower inheritance and estate taxes, and the reduction of the tax rate on corporate merging and demerging operations from 27 per cent to 19 per cent. Key features of the tax reforms contained in the 2001 Budget Law included the full deductibility for income tax purposes of capital gains resulting from the sale of the principal residence and of costs associated with house renovations throughout 2001 and a gradual reduction of all income tax rates over the period 2001-2003. In addition, as a result of the 2001 Budget Law, income tax rate for companies (IRPEG) was reduced from 37 per cent to 36 per cent with effect from 2001, and 35 per cent with effect from 2002. With the 2002 Budget law, income tax rate for companies was further reduced to 34 per cent with effect from 2003.

     As part of the tax reforms enacted in recent years, the Government is also in the process of modernizing its tax management system. Key features of this modernization include:

•	harmonizing the tax authority’s and social security agency’s data banks, thus enabling the Government to cross-check social security contributions and tax payments. The innovation is also intended to resolve structural problems that had resulted in significant backlog in processing tax reimbursement requests in the past;

•	electronic tax return filings made through intermediaries and, since June 2000, by taxpayers directly; and

•	the publication of parameters for different sectors of the economy that are intended to serve as a basis to calculate tax payables by each sector.

     The following table sets forth the composition of tax revenues for each of the five fiscal years ended December 31, 2002.

Composition of Tax Revenues(1)

	1998(2)	1999	2000	2001	2002

	(millions of euro)
Direct taxes
Personal income tax	103,406	114,661	113,970	120,931	120,106
Corporate income tax	21,787	29,759	28,622	32,521	29,420
Local income tax	3,289	366	165	195	144
Investment income tax	10,232	11,535	18,426	15,174	12,591
Other(3)	11,036	5,492	3,774	8,739	7,652

Total direct taxes	149,748	161,813	164,957	177,560	169,913
Indirect taxes
VAT	71,052	75,775	89,022	91,515	94,471
Other transaction-based taxes	18,894	16,464	15,042	14,519	16,479
Production taxes	26,051	26,945	26,532	25,936	25,959
Tax on State monopolies	6,061	6,398	7,357	7,305	7,685
National Lottery	6,813	11,701	8,887	7,722	7,642
Others	799	701	679	637	639

Total indirect taxes	129,669	137,983	147,519	147,634	152,875

Total taxes	279,417	299,797	312,476	325,194	322,788

(1)	The data presented is prepared for the State sector budget and does not correspond precisely to the general government budget figures contained in the table entitled “General Government Revenues and Expenditures under “— Revenues and Expenditures”, primarily because the latter include indirect taxes levied by regional and local governments.

(2)	For convenience, lire amounts have been translated into euros at the fixed exchange rate of Lit. 1936.27 to €1.00, which took effect on January 1, 1999.

(3)	The taxes classified as “other” are non-recurring and, accordingly, this item is highly variable.

Source: Annual Report of the Bank of Italy (2003)

Government Enterprises

     The following chart summarizes, certain key data for each of the principal state-owned enterprises for the periods indicated. The Government currently continues to participate in the election of the respective boards of directors but does not directly participate in the management of these companies.

Principal Government Enterprises

			Total	Total
			Assets	Liabilities	Net profit (loss)

		Per cent of	At December 31,		As of December 31,
		Government
Company	Industry Sector	Ownership(1)	2002	2002	2000	2001	2002

			(millions of euro)
Alitalia Linee Aeree Italiane S.p.A	Airline	62.4%	5,739	3,970	(256)	(907)	93
ENEL S.p.A	Electricity/Utility	61.0%	67,937	47,095	2,188	4,226	2,008
ENI S.p.A	Energy	30.3%	68,943	37,754	6,022	8,228	5,222
Ferrovie dello Stato S.p.A	Railroads	100.0%	80,671	51,100	(689)	16	68
Poste Italiane S.p.A	Post	100.0%	46,622	45,379	(393)	(74)	22
Finmeccanica S.p.A	Aerospace/Defense	32.3%	24,288	20,982	339	188	203
RAI Holding S.p.A	Broadcasting	100.0%	2,611	1,936	43	(22)	(17)

(1)	The percentages refer to the holding company (S.p.A.), while the financial data refers to the entire group on a consolidated basis.

Source: Ministry of Economy and Finance

Privatization Program

     Privatizations managed by the Italian Treasury. Italy has undertaken an ambitious privatization program over a relatively short period of time. Since 1994, the Treasury has carried out a number of privatizations in the financial institutions sector, the telecommunications sector, integrated oil companies and electricity utilities. Based on Treasury data, from the period commencing February 1994 to November 15, 2003 the Government raised approximately €128 billion (including revenues from the IRI disposal program), making the Italian privatization program one of the largest privatization programs in Europe.

     The Italian Treasury currently holds majority or controlling interests in approximately 20 public companies. In its 2002 Stability and Growth Program, the Italian Treasury estimated that the value of these holdings amounted to approximately €80 billion.

     The table below illustrates the main Italian privatizations since 1994 managed by the Treasury.

Privatizations managed directly by the Italian Treasury
(from 1994 to November 2003)

	Industry			Gross proceeds in	Percentage of
Company Name	Sector	Offer Date	Offering Type	millions of euro	capital disposed of

IMI	Banking	Feb 1994	Public Offering	927	27.90	(1)
INA	Insurance	June 1994	Public Offering	2,343	49.45	(1)
IMI	Banking	July 1995	Private Placement	472	14.03
INA	Insurance	Oct 1995	Private Placement	871	16.17
ENI	Oil	Nov 1995	Public Offering	3,254	15.05	(1)
INA	Insurance	June 1996	Convertible	1,684	31.08	(2)
IMI	Banking	June 1996	Marketed block trade	259	6.94
ENI	Oil	Nov 1996	Public Offer	4,586	16.19	(1)
Istituto San Paolo di Torino	Banking	June 1997	Public Offer	148	3.36
Banco di Napoli	Banking	July 1997	Trade sale	32	60.00
ENI	Oil	July 1997	Public Offering	6,832	18.21	(1)
Telecom Italia	Telecom	Oct 1997	Public Offer/Private	11,817	42.10
Seat	Publishing	Nov 1997	Competitive bidding	854	44.74
ENI	Banking	June 1998	Public Offer	6,712	15.21	(1)
BNL	Banking	Dec 1998	Public Offer/Private Placement	3,464	68.27
ENEL	Utility	Oct 1999	Public Offer	16,550	32.42
Mediocredito Centrale	Banking	Dec 1999	Trade sale	2,037	100.00
Unim	Real Estate	Dec 1999	Government tender in Public Offer	27	7.43
Credito Industriale Sardo	Banking	May 2000	Trade sale	22	53.32
Meliorbanca	Banking	July 2000	Trade sale	30	7.21
Mediolombardo	Banking	Sept 2000	Trade sale	39	3.39
Banco di Napoli	Banking	Dec 2000	Government tender in Public Offer	494	16.16
ENI	Oil	Feb 2001	Competitive Bidding	2,721	5.00
San Paolo IMI	Banking	June 2001	Residual stake through financial institutions	80	0.35
BNL	Banking	Dec 2001	Residual stake through financial institutions	77	1.31
INA	Insurance	Apr 2002	Trade sale	76	1.10
Telecom Italia	Telecom	Dec 2002	Private placement	1,434	3.46
ETI	Tobacco	July 2003	Trade Sale	2,325	100.00
Mediocredito Friuli Venezia Giulia	Banking	Oct 2003	Trade sale	61	34.01
ENEL	Electricity	Nov 2003	Private Placement	2,173	6.60

(1)	Inclusive of bonus shares which have been allocated to Italian retail investors who retained the shares sold for a specified period.

(2)	In June 1996, the Treasury issued bonds convertible into INA shares for an amount equivalent to 31.08% of INA’s share capital.

Source: Ministry of Economy and Finance

     The legislation governing privatizations contemplates a variety of methods of sale, including public offerings (including employee offerings), public auctions, private placements and trade sales and also allows the creation of stable core shareholder groups. In addition, this legislation grants the State certain special powers in connection with any transfer of a controlling interest in certain state-owned companies operating in public service sectors.

     Under Italian law, and in order to achieve the public finance objectives established with the Maastricht Treaty, all proceeds of the privatization of entities directly owned by the Treasury must be deposited into a fund established in 1993 (Fondo per l’ammortamento dei titoli di Stato) for the purchase or repayment of outstanding Treasury securities. Between 1995 and 2002, the Treasury redeemed approximately €89 billion of outstanding bonds, significantly contributing to the reduction in the debt-to-GDP ratio during that period.

     The original purpose of the privatization program was to reduce the level of direct Government ownership; thereby lowering the level of State subsidization and improving industrial efficiency. The privatization program has resulted in a major structural change in the Italian industrial and financial markets, with a significant decrease in direct Government involvement in the management of industrial and financial companies.

     The success of the privatization program is largely attributable to capital market reforms, to the implementation of a clear regulatory framework and to the increased interest by Italian retail investors in the equity market. The Italian Stock Exchange was privatized in 1997 and initiatives have been introduced to protect minority shareholders, promote transparent corporate governance and eliminate barriers to changes in corporate control. Increased participation by retail investors in domestic capital markets has been a leading contributor to the success of Italy’s privatization program. Prior to the commencement of Italy’s privatization program in 1993, Italy’s domestic retail investors historically had demonstrated a strong preference for investing in Government bonds and other fixed income securities rather than equities. As Italy has historically benefited from one of the highest domestic saving rates in Western Europe, the success of Italy’s privatization program has been largely attributable to the Government’s ability to attract domestic savings and promote the growth of equity investment. The Government has attained this goal through a combination of innovative offer structures, attractive retail incentive packages and widespread marketing campaigns. Between 1991 and 2002, the ratio of overall market capitalization of Italian Stock Exchange listed companies to nominal GDP increased from 12 per cent to 36 per cent, having reached a peak of 70 per cent in 2000. At March 31, 2003 total market capitalization was €410 billion, down from €587 billion at December 31, 2001.

     Proceeds from privatizations in 2002, including revenues from the IRI disposal program, were the lowest since 1994, when the privatization process began, amounting to €1.5 billion compared to €3.0 billion in the previous year. During 2003, the Treasury sold 6.6% of ENEL shares for a total consideration of €2.2 billion, completed a €2.3 billion trade sale of 100% of its interest in Ente Tabacchi Italiani S.p.A. and sold all of the shares it owned in mediocredito Friuli Venezia for €61 million. In addition, in December 2003 the Treasury transferred shares representing 10.35% of ENEL, 10% of ENI and 35% of Poste Italiane to Cassa Depositi e Prestiti (“CDP”), a wholly owned entity with historical responsibility for promoting local development and managing postal savings instruments, in exchange for the transfer by CDP to the Treasury of approximately €11 billion. These transfers were part of a series of transactions that included the conversion of CDP into a joint stock company, the further assumption by the Treasury of a portion of CDP’s assets and liabilities, and the subsequent sale by the Treasury of a 30% minority stake in CDP to 65 Italian banking foundations for an aggregate consideration of €1.1 billion.

     Privatizations managed by IRI. IRI has played a major role in the Italian privatization program. Proceeds from the privatization activities of the IRI group were €56.5 billion for the period from July 1992 to December 2002. During the three years ended December 31, 2002, IRI paid to the Ministry of Economy and Finance, its shareholder, dividends totaling €6.2 billion. On June 27, 2000 IRI was put into liquidation proceedings having completed its mandate. In connection with its liquidation IRI made advance payments to the Ministry of Economy and Finance amounting to €8.0 billion in 2000 and €3.0 billion in 2001.

Major Privatizations managed directly by IRI in the period 1999-2001

				Gross Revenue in	Percentage of
Company Name	Industry Sector	Offer Date	Offer Type	millions of euro	capital disposed of

Autostrade	Infrastructure	Oct 1999	Private Placement	2,536	30.0
	Infrastructure	Dec 1999	Secondary Public Offer	4,185	52.0
Aeroporti di Roma	Infrastructure	Nov 1999/June 2000	Private Placements	1,379	54.2
Finmeccanica	Aerosp./Defense	June 2000	Secondary Public Offer	5,505	43.8
Cofiri	Financial services	Feb 2001	Private Placement	508	100.0

Source: Treasury’s evaluations based on IRI data

     Finmeccanica is Italy’s second largest manufacturer in the aerospace and defense sector. Due to Finmeccanica’s involvement in the defense sector, the Government maintained a significant interest in the share capital of the company through the Ministry of Economy and Finance (approximately 32 per cent), retained a golden share, and limited the maximum ownership of any shareholder to 3 per cent.

     In December 2000, IRI transferred its interest in RAI, Italy’s state-owned broadcasting company, to the Ministry of Economy and Finance. As part of the liquidation plan, IRI also transferred its interest in Alitalia to the Ministry of Economy and Finance in 2001.

     On November 30, 2002, IRI merged into Fintecna S.p.A., which will continue IRI’s privatization program.

Government Real Estate Disposal Program

     The Government plans to dispose of its real estate assets to reduce the costs associated with owning those assets and to further reduce State debt. In its 2002 Stability and Growth Program, the Government estimated that the value of its real estate assets that could be disposed of in the short term was between €23 billion and €30 billion.

     In September 2001, the Government approved new legislation to accelerate its real estate disposal program in light of the disappointing results attained in 2000 and early 2001. The program has been extended to all of the State’s real estate assets, including real estate assets owned by social security entities, and includes a securitization program. The Government completed its first real estate securitization transaction in December 2001. The proceeds of this securitization transaction totaled €2.1 billion, which were paid to the Government in December 2001. However, following a decision by Eurostat relating to the methods of accounting for securitizations, Italy was required to account for receipts in the three-year period 2002-2004 and not in 2001. The Government completed its second real estate securitization transaction in December 2002. The proceeds of this transaction totaled €6.6 billion.

PUBLIC DEBT

General

     The Annual Financial Law and the Budget Law authorize the incurrence of debt by the Government. See “Public Finance — The Budget Process.” The Annual Financial Law sets a gross limit on issuances of Treasury securities other than Buoni Ordinari del Tesoro or BOTs, which are zero-coupon notes with a three-, six-, or twelve-month maturity. The Budget Law sets a net limit on all issuances of Treasury securities, excluding issuances to refinance outstanding Treasury securities. In addition to Treasury securities and borrowings, Italy’s public debt includes debt incurred by public social security agencies, regional and local governments and other authorities.

     The Treasury administers the public debt and the financial assets of Italy. The Bank of Italy provides technical assistance to the Treasury in connection with auctions for domestic bonds and acts as paying agent for Treasury securities.

     Italy’s public debt as a percentage of GDP remains the highest among the countries in the euro area. Although it has been steadily declining since 1994, the debt-to-GDP ratio was substantially higher than the 60 percent Maastricht reference value at the end of 2002. Italy’s debt-to-GDP ratio has decreased steadily from 124.3 per cent of GDP in 1994 to 106.7 per cent of GDP in 2002. The actual debt-to-GDP ratio for 2002 was 2.7 per cent lower than estimated in Italy’s 2002 Stability Program due primarily to receipts from the disposal of state-owned real estate and the bond exchange with the Bank of Italy described below. The European Monetary Institute estimated in its 1998 Convergence Report that Italy should achieve the Maastricht target of a debt-to-GDP ratio of 60 per cent in 2016.

     The following table summarizes Italy’s public debt as at December 31 in each of the years 1998 through 2002, including debt represented by Treasury securities and liabilities to holders of postal savings.

Public Debt

	1998	1999	2000	2001	2002

			(millions of euro)
Debt incurred by the Treasury:
Short term bonds (BOT)(1)	137,774	119,643	102,093	113,809	113,740
Medium and long term bonds (initially incurred or issued in Italy)	891,670	918,271	937,248	948,245	946,535
External bonds (initially incurred or issued outside Italy)(2)	56,325	58,140	69,471	79,795	81,201

Total Treasury Issues	1,085,769	1,096,054	1,108,812	1,141,849	1,141,476
Postal savings(3)	94,245	103,281	107,846	118,458	125,839
Debt incurred by:
FS bonds and other debt(4)	14,459	13,256	11,012	6,932	4,889
ANAS bonds and other debt(5)	3,238	2,889	1,757	1,309	385
Other State sector entities(6)	9,531	14,578	13,499	9,551	8,369
Other general government entities	40,525	43,186	47,533	57,939	61,929

Total public debt	1,247,767	1,273,244	1,290,459	1,336,038	1,342,887
as a percentage of GDP	116.3	114.9	110.6	109.5	106.7
Treasury accounts(7)	(20,740)	(27,952)	(18,270)	(20,400)	(20,090)

Total public debt net of Treasury accounts	1,227,027	1,245,292	1,272,189	1,315,638	1,322,797

(1)	BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity of three, six or 12 months.

(2)	Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements. In addition, the total amount of external bonds shown above includes approximately €2,433 million in obligations outstanding at December 31, 2002 under Italy’s $10 billion Commercial Paper program, with maturities of less than one year.

(3)	Postal savings are demand deposit accounts, as well as short- or medium-term deposit accounts and long-term certificates that may be withdrawn by the account owner prior to maturity with nominal penalties.

(4)	Includes FS bonds, which are securities issued by Ferrovie dello Stato S.p.A., or FS, the State railway entity and other debt incurred by FS.

(5)	Includes ANAS (Azienda Nazionale per le Strade) bonds, which are securities issued by ANAS, the State Road Board and other debt incurred by ANAS.

(6)	Includes loans and securities issued by the Institute of Credit for Public Works (CREDIOP) and certain other entities. All indebtedness included in this line item is net of Treasury securities owned by such entities.

(7)	The line item “Treasury accounts” includes all the funds of the Treasury deposited with the Bank of Italy, including the sinking fund, supplied by privatizations. See “Monetary System — Monetary Policy.”

Source: Ministry of Economy and Finance

     Debt management continues to be geared towards lengthening the average maturity of public debt, which steadily increased from 5.15 years at December 31, 1998 to 5.87 years at December 31, 2001. The average maturity of public debt decreased to 5.56 years at December 31, 2002 due principally to a bond exchange with the Bank of Italy on December 31, 2002. The Ministry of Economy and Finance issued to the Bank of Italy €15.4 billion of BTPs with interest rates ranging from 5.0 per cent to 6.5 per cent and maturing between 2012 and 2031 in exchange for €39.4 billion of outstanding 1.0 per cent BTPs maturing between 2014 and 2044 issued in 1993, when the current account overdraft facility held by the Ministry of Economy and Finance with the Bank of Italy was cancelled.

     The Government’s objectives with respect to the management of public debt are to minimize the cost of borrowing in the medium-term and to reduce the volatility of interest payments. In accordance with these objectives, the Treasury has, in the past, gradually increased the proportion of total Government bonds in circulation represented by fixed-rate securities, while reducing the proportion represented by floating rate and short-term securities, from approximately two-thirds to less than one third.

     In January 1999, the Treasury redenominated all its negotiable lire public debt into euros. Since more than half of its external debt was denominated in the currencies of countries that joined the euro area, the introduction of the single currency has led to a significant reduction in exposure to exchange rate changes.

     The following table summarizes the Treasury’s public debt for the periods indicated.

Public Debt of the Treasury

	September 30, 2003	December 31, 2003

	(millions of euro)
Short term bonds (BOT)	137,145	119,645
Medium and long term bonds (initially incurred or issued in Italy)	976,257	952,111
External bonds (initially incurred or issued outside Italy)	88,394	84,930	(1)

Total debt incurred by the Treasury(2)	1,201,796	1,156,686

(1)	Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements.

In addition, the total amount of external bonds shown above includes (i) US$989 million of debt originally incurred outside Italy by Ferrovie dello Stato S.p.A., or FS, the State railway entity, and assumed by the Treasury by law in 1996 and (ii) approximately €5,997 million in obligations outstanding at December 31 under Italy’s €10 billion Commercial Paper program, with maturities of less than one year.

The amount of external bonds shown above does not correspond to the total amount of external bonds indicated in the table “External Bonds of the Treasury as of December 31, 2003” below, which does not take into account (i) the effect of currency swaps, (ii) FS debt incurred outside Italy, and (iii) Italy’s Commercial Paper program.

Source: Ministry of Economy and Finance

Summary of Internal Debt

     Internal debt is debt initially incurred or issued in Italy, regardless of the currency of denomination. The total internal public debt as at December 31, 2002 was €1,243,377 million, an increase of €6,073 from December 31, 2001. As of January 1, 1999, all newly issued internal debt has been denominated in euro. Prior to that time, all internal debt was denominated in lire or in ECU. The following table summarizes the internal public debt as at December 31 in each of the years 1998 through 2002.

Internal Public Debt

	1998	1999	2000	2001	2002

	(millions of euro)
Debt incurred by the Treasury:
Short Term Bonds (BOT)(1)	137,774	119,643	102,093	113,809	113,740
Medium and Long Term Bonds
CCT(2)	294,146	249,457	239,740	228,214	215,470
of which:
Floating rate	277,008	246,213	238,240	228,214	215,470
Fixed rate	4,144	—	—	—	—
CTE(3)	12,994	3,244	1,500	—	—
BTP(4)	508,707	586,316	635,092	671,454	671,872
CTZ(5)	88,817	82,498	62,416	48,577	59,193

Total	1,029,444	1,037,914	1,039,341	1,062,054	1,060,275
Postal savings(6)	94,245	103,281	107,846	118,458	125,839
FS bonds(7)	4,906	4,390	3,486	1,549	516
ANAS bonds(8)	7,350	2,107	1,238	—	—
Other State sector entities(9)	3,151	8,134	7,915	4,972	4,437
Other general government entities(10)	35,162	41,632	41,242	50,271	52,310

Total internal public debt	1,174,258	1,197,458	1,201,068	1,237,304	1,243,377
Treasury accounts(11)	(20,740)	(27,952)	(18,270)	(20,400)	(20,090)

Total internal public debt net of Treasury account	1,153,518	1,169,506	1,182,798	1,216,904	1,223,287

(1)	BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity of three, six or 12 months.

(2)	CCT’s (Certificati di Credito del Tesoro) are medium- and long-term notes at a variable interest rate with a semi-annual coupon.

(3)	CTEs (Certificati del Tesoro denominated in ECU) were CCTs issued in ECU.

(4)	BTPs (Buoni del Tesoro Poliennali) are medium- and long-term notes that pay a fixed rate of interest, with a semi-annual coupon.

(5)	CTZs (Certificati del Tesoro Zero-Coupon), introduced in 1995, are zero-coupon notes with maturities of eighteen or twenty-four months.

(6)	Postal savings are demand deposit accounts, as well as short- or medium-term deposit accounts and long-term certificates that may be withdrawn by the account owner prior to maturity with nominal penalties.

(7)	Does not include other internal debt incurred by FS.

(8)	Does not include other internal debt incurred by ANAS.

(9)	Includes loans and securities issued by the Institute of Credit for Public Works (CREDIOP) and certain other entities. All indebtedness included in this line item is net of Treasury securities owned by such entities.

(10)	All indebtedness included in this line has been treated as funded debt in this “Public Debt” section. A small portion, however, may have had a maturity at issuance of less than one year or may have been incurred or issued abroad.

(11)	The line item “Treasury accounts” includes all the funds of the Treasury deposited with the Bank of Italy, including the sinking fund, supplied by privatizations. See “Monetary System — Monetary Policy.”

Source: Ministry of Economy and Finance

     The following table divides the internal public debt into floating debt and funded debt as at December 31 in each of the years 1998 through 2002. Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.

	1998	1999	2000	2001	2002

		(millions of euro)
Floating internal debt(1)	142,792	141,516	137,810	161,768	170,830
Funded internal debt	1,031,466	1,055,942	1,063,258	1,075,536	1,072,547

Total internal public debt	1,174,258	1,197,458	1,201,068	1,237,304	1,243,377

(1)	Includes BOTs with a maturity at issuance of three and six months and postal savings.

Source: Ministry of Economy and Finance

     Italy reduced the ratio of short-term bonds to total debt issued from 24.9 per cent in 1994 to 9.16 per cent in 2000. This ratio increased to 9.95 per cent in 2001 and 2002. Italy continued to reduce the ratio of CCTs to total debt issued from 22.29 per cent in 1999 to 18.85 per cent in 2002. The ratio of BTPs to total debt issued increased from 53.2 per cent in 1999 to 58.79 per cent in 2002.

Summary of External Debt

     External debt is debt initially incurred or issued outside Italy, regardless of the currency of denomination. Total external public debt as at December 31, 2002 was €95,695 million, an increase of €1,396 million from December 31, 2001.

     The following table summarizes the external public debt as at December 31 in each of the years 1998 through 2002.

External Public Debt

	1998	1999	2000	2001	2002

		(millions of euro)
External Treasury Bonds	56,325	58,140	69,471	79,795	81,201
FS bonds	1,981	1,862	1,683	1,741	943
ANAS bonds	789	782	519	516	0
Other State sector entities	6,380	6,444	5,584	4,579	3,932
Other general government entities	5,363	1,554	6,291	7,668	9,619

Total external public debt(1)	70,838	68,782	83,548	94,299	95,695

(1)	Does not include other external debt incurred by FS and ANAS.

Source: Ministry of Economy and Finance

     The following table sets forth a breakdown of the external public debt, by currency, as at December 31 in each of the years 1998 through 2002. The amounts shown below are nominal values at issuance and do not include external public debt of other state sector entities and other general government entities. Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above does not take into account the effect of these arrangements.

	1998	1999	2000	2001	2002

Euro	31,164	21,073	21,496	25,310	21,753
British Pounds	700	700	1,305	2,505	2,005
Swiss Francs	2,300	3,800	5,800	6,800	7,800
U.S. Dollars	26,532	24,692	29,074	30,866	38,591
Japanese Yen	1,650,000	1,475,000	1,675,000	1,475,000	1,475,000
Norwegian Kroner	—	—	—	—	2,000

Source: Ministry of Economy and Finance

     Although historically Italy has not relied heavily on external debt, the Treasury raised approximately US $60.9 billion by issuing bonds denominated in euro and currencies other than euros during the period 1998 through 2002. As of December 31, 2002, external debt accounted for approximately 7.13 per cent of total public debt, compared to 5.68 per cent at December 31, 1998. As of December 31, 2002, external debt denominated in euro and those denominated in currencies other than euros accounted for 4.29 per cent and 2.90 per cent of total debt, respectively.

     Italy accesses the international capital market through a Global Bond Program registered under the United States Securities Act of 1933, a Medium-Term Note Program and a Commercial Paper Program. The Global Bond Program has been Italy’s principal source of funding from the international capital markets since 2001. Italy introduced collective action clauses (CACs) in the documentation of all New York law governed bonds issued after June 16, 2003.

     In 1998, Italy introduced its Medium-Term Note Program in 1998 for a total of US $8 billion and increased the authorized amount under this program several times. The authorized amount under the Medium-Term Note Program was increased to US$40 billion in 2003. In 1999, the Government announced the adoption of its Commercial Paper Program in the amount of €5 billion, which was increased to €10 billion in 2003.

     In addition to its direct indebtedness, the Government also guarantees certain third-party indebtedness, such guarantees arising by operation of law. Under Italian commercial law, a sole shareholder guarantees the company’s indebtedness incurred while such joint stock company is wholly-owned by such shareholder. Such guarantee is limited to cases of insolvency of a joint stock company. Therefore, indebtedness of joint stock companies incurred during the period that such companies are or were wholly-owned by the Government is guaranteed by the Government by operation of law. In 1993, Parliament extended this provision to all of the preexisting indebtedness of the State holding companies converted to joint stock companies.

Debt Service

     The aggregate amount of scheduled repayments in respect of the principal amount on Treasury securities constituting external debt outstanding as at December 31, 2002 was as follows:

				2011
	2003	2004	2005-2010	and after

		(millions)
Euro	3,098	1,176	7,596	9,882
British Pounds	—	—	105	1,900
Swiss Francs	1,000	1,000	5,800	—
U.S. Dollars	6,366	5,086	18,639	8,500
Japanese Yen	150,000	200,000	675,000	450,000
Norwegian Kroner	—	—	—	2,000

Source: Ministry of Economy and Finance

Debt Record

     Since its founding in 1946, the Republic of Italy has never defaulted in the payment of principal or interest on any of its internal or external indebtedness.

TABLES AND SUPPLEMENTARY INFORMATION

Floating Internal Debt of the Treasury(1)
as of December 31, 2002
(millions of euro)

	Interest	Maturity	Outstanding
Title	Rate	date	principal amount

BOT (3 months)	various	various	6,750
BOT (6 months)	various	various	38,239
Postal savings	floating	none	125,839

Total floating internal debt of the Treasury			170,828
Treasury accounts	floating	none	(20,090)

Total floating internal debt net of Treasury accounts			150,738

Funded Internal Debt of the Treasury(1)
as of December 31, 2002
(millions of euros)

			Outstanding
	Interest	Maturity	principal
Title	Rate (%)	Date	amount

BOT (12 months)	various	various	68,749
CCT			215,470
BTP of which: €40,519(1%) is Treasury overdraft	various	various	671,872
CTZ	various	various	59,193

Total funded internal debt of the Treasury			1,015,284

(1)	Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.

Source: Ministry of Economy and Finance

External Bonds of the Treasury
as of December 31, 2003

		Initial Public			Original Principal	Principal Amount	Equivalent
Title	Interest Rate(%)	Offering Price	Date of Issue	Maturity Date	Amount	Outstanding	in euro

US$(1)
$3,500,000,000	6.875%	98.725%	September 27, 1993	September 27, 2023	3,500,000,000	3,500,000,000	2,771,179,731
$1,500,000,000	6.025%-6.88%	100.000%	March 5, 1996	Mar 5, 2004/12	1,500,000,000	1,500,000,000	1,187,648,456
$750,000,000	5.81%-6,70%	100.000%	March 5, 1996	Mar 5, 2002/10	750,000,000	750,000,000	593,824,228
$1,500,000,000	5.97% -6.25%	100.000%	December 20, 1996	Dec 20, 2004/12	1,500,000,000	1,500,000,000	1,187,648,456
$2,500,000,000	6.000%	99.755%	May 29, 1998	May 29, 2008	2,500,000,000	2,500,000,000	1,979,414,093
$2,000,000,000	7.250%	99.682%	February 7, 2000	February 7, 2005	2,000,000,000	2,000,000,000	1,583,531,275
$1,000,000,000	5.250%	99.737%	January 16, 2001	January 16, 2004	1,000,000,000	1,000,000,000	791,765,637
$2,000,000,000	6.000%	99.274%	February 22, 2001	February 22, 2011	2,000,000,000	2,000,000,000	1,583,531,275
$1,000,000,000	5.250%	99.933%	February 26, 2001	January 16, 2004	1,000,000,000	1,000,000,000	791,765,637
$2,000,000,000	5.250%	99.506%	April 5, 2001	April 5, 2006	2,000,000,000	2,000,000,000	1,583,531,275
$100,000,000	5.000%	99.635%	May 15, 2001	May 15, 2005	100,000,000	100,000,000	79,176,564
$85,930,000	Zero Coupon	100.000%	May 25, 2001	various	85,930,000	85,930,000	68,036,421
$3,000,000,000	4.375%	99.468%	October 25, 2001	October 25, 2006	3,000,000,000	3,000,000,000	2,375,296,912
$2,000,000,000	4.375%	98.007%	January 28, 2002	October 25, 2006	2,000,000,000	2,000,000,000	1,583,531,275
$2,000,000,000	5.625%	99.893%	March 1, 2002	June 15, 2012	2,000,000,000	2,000,000,000	1,583,531,275
$2,000,000,000	4.625%	99.594%	March 22, 2002	June 15, 2005	2,000,000,000	2,000,000,000	1,583,531,275
$1,000,000,000	5.625%	99.392%	May 8, 2002	June 15, 2012	1,000,000,000	1,000,000,000	791,765,637
$300,000,000	3 mth libor - 0.065%	100.000%	August 1, 2002	August 1, 2007	300,000,000	300,000,000	237,529,691
$3,000,000,000	3.625%	99.721%	September 4, 2002	September 4, 2007	3,000,000,000	3,000,000,000	2,375,296,912
$3,000,000,000	2.500%	99.767%	January 30, 2003	March 31, 2006	3,000,000,000	3,000,000,000	2,375,296,912
$2,000,000,000	5.375%	98.436%	February 27, 2003	June 15, 2033	2,000,000,000	2,000,000,000	1,583,531,275
$2,000,000,000	4.375%	99.694%	February 27, 2003	June 15, 2013	2,000,000,000	2,000,000,000	1,583,531,275
$1,250,000,000	3.250%	99,949%	May 6, 2003	May 6, 2008	1,250,000,000	1,250,000,000	989,707,047
$2,000,000,000	2.500%	99.521%	July 3, 2003	July 15, 2008	2,000,000,000	2,000,000,000	1,583,531,275
$3,000,000,000	2.750%	99.821%	November 13, 2003	December 15, 2006	3,000,000,000	3,000,000,000	2,375,296,912
$100,000,000	4.170%	100.000%	November 14, 2003	November 15, 2010	100,000,000	100,000,000	79,176,564
$100,000,000	4.060%	100.000%	December 9, 2003	December 9, 2010	100,000,000	100,000,000	79,176,564
Euro(2)
€1,000,000,000	3 mth libor	100.000%	October 30, 1990	October 30, 2005	1,000,000,000	1,000,000,000	1,000,000,000
€2,500,000,000	9.250%	98.160%	March 7, 1991	March 7, 2011	2,500,000,000	2,500,000,000	2,500,000,000
€1,022,583,762	3 mth libor + 0.0625%	99.887%	December 11, 1995	December 20, 2002/10	1,022,583,762	1,022,583,762	1,022,583,762
€1,000,000,000	6.000%	99.250%	April 2, 1997	April 2, 2004	1,000,000,000	1,000,000,000	1,000,000,000
€567,225,275	6.250%	100.790%	May 29, 1997	May 29, 2012	567,225,275	567,225,275	567,225,275
€762,245,086	5.875%	101.594%	July 2, 1997	July 2, 2007	762,245,086	762,245,086	762,245,086
€1,533,875,644	5.750%	101.663%	July 10,1997	July 10, 2007	1,533,875,644	1,533,875,644	1,533,875,644
€60,000,000	FRN/FX	99.610%	October 8, 1998	October 8, 2018	60,000,000	60,000,000	60,000,000
€300,000,000	Index linked	101.425%	October 15, 1998	October 15, 2018	300,000,000	300,000,000	300,000,000
€1,000,000,000	4.000%	99.342%	October 26, 1998	October 26, 2005	1,000,000,000	1,000,000,000	1,000,000,000
€176,082,000	7.0% (stepdown)	100.900%	February 12, 1999	February 12, 2004	176,082,000	176,082,000	176,082,000

		Initial Public			Original Principal	Principal Amount	Equivalent
Title	Interest Rate(%)	Offering Price	Date of Issue	Maturity Date	Amount	Outstanding	in euro

€1,000,000,000	CMS	99.950%	May 6, 1999	May 6, 2019	1,000,000,000	1,000,000,000	1,000,000,000
€1,000,000,000	CMS	101.600%	June 28, 1999	June 28, 2029	1,000,000,000	905,000,000	905,000,000
€1,000,000,000	CMS	100.750%	August 30, 1999	August 30, 2019	1,000,000,000	1,000,000,000	1,000,000,000
€1,000,000,000	5.250%	99.952%	March 10, 2000	March 10, 2005	1,000,000,000	1,000,000,000	1,000,000,000
€2,000,000,000	4.750%	99.706%	January 23, 2001	January 23, 2006	2,000,000,000	2,000,000,000	2,000,000,000
€150,000,000	Zero Coupon	100.000%	February 20, 2001	February 20, 2031	150,000,000	150,000,000	150,000,000
€3,000,000,000	5.750%	100.040%	July 25, 2001	July 25, 2016	3,000,000,000	3,000,000,000	3,000,000,000
€400,000,000	3 mth libor – 0.06%	100.000%	January 22, 2002	January 22, 2012	400,000,000	400,000,000	400,000,000
€1,000,000,000	3 mth euribor – 0.06%	100.000%	July 24, 2003	January 24, 2007	1,000,000,000	1,000,000,000	1,000,000,000
Swiss Francs(3)
ChF 300,000,000	Zero Coupon	30.873%	December 11, 1985	December 11, 2005	300,000,000	300,000,000	192,566,917
ChF 1,000,000,000	3.250%	102.250%	July 1, 1997	July 1, 2004	1,000,000,000	1,000,000,000	641,889,723
ChF 1,000,000,000	3.500%	102.900%	September 25, 1998	September 25, 2008	1,000,000,000	1,000,000,000	641,889,723
ChF 1,500,000,000	3.125%	99.825%	January 15, 1999	July 15, 2010	1,500,000,000	1,500,000,000	962,834,585
ChF 1,000,000,000	3 mth libor – 0.1%	100.060%	March 24, 2000	March 24, 2005	1,000,000,000	1,000,000,000	641,889,723
ChF 1,000,000,000	3.625%	100.820%	January 10, 2001	January 10, 2006	1,000,000,000	1,000,000,000	641,889,723
ChF 1,000,000,000	3.000%	100.180%	February 11, 2002	August 11, 2006	1,000,000,000	1,000,000,000	641,889,723
ChF 1,000,000,000	2.000%	100.470%	January 30, 2003	April 30, 2009	1,000,000,000	1,000,000,000	641,889,723
ChF 1,000,000,000	1.250%	99.775%	August 11, 2003	February 9, 2007	1,000,000,000	1,000,000,000	641,889,723
Pounds Sterling(4)
£400,000,000	10.500%	100.875%	April 28, 1989	April 28, 2014	400,000,000	400,000,000	567,536,890
£1,500,000,000	6.000%	98.565%	August 4, 1998	August 4, 2028	1,500,000,000	1,500,000,000	2,128,263,337
£105,000,000	6 mth libor – 0.3%	99.700%	May 2, 2000	May 2, 2005	105,000,000	105,000,000	148,978,434
£600,000,000	3mth libor – 0.15%	100.000%	March 5, 2003	March 5, 2008	600,000,000	600,000,000	851,305,335
Norwegian Kroners(5)
NOK 2,000,000,000	6.150%	100.000%	September 25, 2002	September 25, 2012	2,000,000,000	2,000,000,000	237,696,248
NOK 2,000,000,000	4.34%	100.000%	June 23, 2003	June 23, 2015	2,000,000,000	2,000,000,000	237,696,248
Japanese Yen(6)
¥200,000,000,000	5.000%	99.540%	December 15, 1994	December 15, 2004	200,000,000,000	200,000,000,000	1,480,932,988
¥125,000,000,000	5.500%	100.000%	December 15, 1994	December 15, 2014	125,000,000,000	125,000,000,000	925,583,117
¥225,000,000,000	3.750%	100.000%	June 8, 1995	June 8, 2005	225,000,000,000	225,000,000,000	1,666,049,611
¥125,000,000,000	4.500%	100.000%	June 8, 1995	June 8, 2015	125,000,000,000	125,000,000,000	925,583,117
¥150,000,000,000	3.800%	100.000%	April 4, 1996	March 27, 2008	150,000,000,000	150,000,000,000	1,110,699,741
¥100,000,000,000	3.700%	100.000%	November 14, 1996	November 14, 2016	100,000,000,000	100,000,000,000	740,466,494
¥100,000,000,000	3.450%	99.800%	March 24, 1997	March 24, 2017	100,000,000,000	100,000,000,000	740,466,494
¥100,000,000,000	1.800%	99.882%	February 23, 2000	February 23, 2010	100,000,000,000	100,000,000,000	740,466,494
¥100,000,000,000	0.375%	99.936%	October 10, 2001	October 10, 2006	100,000,000,000	100,000,000,000	740,466,494
¥100,000,000,000	0.375%	99.800%	April 2, 2002	October 10, 2006	100,000,000,000	100,000,000,000	740,466,494

TOTAL OUTSTANDING							75,389,082,716 (7)

(1)	U.S. dollar amounts have been converted into euro at $1.2630/€1.00, the exchange rate prevailing at December 31, 2003.

(2)	External debt denominated in currencies of countries that have adopted the euro have been converted into euro at the fixed rate at which those currencies where converted into euro upon their issuing countries becoming members of the European Monetary Union.

(3)	Swiss Franc amounts have been converted into euro at ChF1.5579/€1.00, the exchange rate prevailing at December 31, 2003.

(4)	Pounds Sterling amounts have been converted into euro at £0.7048/€1.00, the exchange rate prevailing at December 31, 2003.

(5)	Norwegian Kroner amounts have been converted into euro at NOK8.4141/€1.00, the exchange rate prevailing at December 31, 2003.

(6)	Japanese Yen amounts have been converted into euro at ¥135.05/€1.00, the exchange rate prevailing at December 31, 2003.

(7)	Italy often enters into swap agreements in the ordinary course of the management of its debt. The total amount shown above does not give effect to these arrangements. The following table summarizes the effects on the Treasury’s external bonds after giving effect to currency swaps. Total external bonds before and after swap do not include US$989 million of debt originally incurred outside Italy by FS and assumed by the Treasury by law in 1996.

	As of December 31, 2003

Currency	Before Swap	After Swap

US Dollars	46.93%	10.24%
Euro	27.03%	65.79%
Swiss Francs	7.49%	7.77%
Pounds Sterling	4.90%	3.46%
Norwegian Kroner	0.63%	0.00%
Japanese Yen	13.01%	12.74%
Total External Bonds (in millions of Euro)	€75,389	€83,941

The total amount shown above does not include US$989 million of debt originally incurred outside Italy by FS and assumed by the Treasury by law in 1996.

The total amount shown above does not include approximately €5,997 million outstanding under Italy’s Commercial Paper program.

Source: Ministry of Economy and Finance